UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 6, 2023

Andretti Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41218	98-1578373
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7615 Zionsville Road

Indianapolis, Indiana 46268

(Address of principal executive offices, including zip code)

(317) 872-2700

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable public warrant	WNNR.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value	WNNR	New York Stock Exchange
Public warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	WNNR WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Business Combination Agreement

On September 6, 2023, Andretti Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (“AAC”) entered into a Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with Tigre Merger Sub, Inc., a wholly owned subsidiary of AAC (“Merger Sub”) and Zapata Computing, Inc., a Delaware corporation (“Zapata”).

The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, a business combination between AAC and Zapata will be effected through the merger of Merger Sub with and into Zapata (the “Merger”), with Zapata surviving the Merger as a wholly owned subsidiary of AAC (Zapata, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”). The Merger and the other transactions contemplated by the Business Combination Agreement are collectively hereafter referred to as the “Business Combination”. The date on which the closing of the Merger (the “Closing”) actually occurs is hereinafter referred to as the “Closing Date”.

The Business Combination Agreement and the Business Combination were approved by the board of directors of each of AAC and Zapata.

Domestication

Immediately prior to the Closing, and subject to the terms and conditions of the Business Combination Agreement, AAC will change its jurisdiction of incorporation by migrating out of the Cayman Islands and domesticating as a Delaware corporation (the “Domestication”) in accordance with Section 388 of the Delaware General Corporation Law and Part XII of the Cayman Islands Companies Act (as revised), changing its name to “Zapata Computing Holdings Inc.” (hereinafter referred to as “Parent”). Pursuant to and by virtue of the Domestication, at the effective time of the Domestication and without any action on the part of any AAC shareholder, (i) each issued and outstanding share of AAC’s Class A ordinary shares, par value $0.0001 per share (the “AAC Class A Common Stock”) and each issued and outstanding share of AAC’s Class B ordinary shares, par value $0.0001 per share (the “AAC Class B Common Stock” and, together with the AAC Class A Common Stock, the “AAC Common Stock”) shall be converted, on a one-for-one basis, into one share of common stock, par value $0.0001 per share of Parent (the “New Parent Common Stock”) and (ii) each warrant of AAC that is outstanding at the time of the Domestication and exercisable for one share of AAC Class A Common Stock shall convert automatically into a warrant exercisable for one share of New Parent Common Stock pursuant to the applicable Warrant Agreement (as defined in the Business Combination Agreement).

Merger Consideration

At the effective time of the Merger (the “Effective Time”):

(i)

each share of Zapata’s preferred stock, par value $0.0001 per share (the “Zapata Preferred Stock”) will be converted into the right to receive a number of newly issued shares of New Parent Common Stock equal to the Per Share Preferred Stock Consideration (as defined in the Business Combination Agreement) in accordance with the terms of the Business Combination Agreement;

(ii)

each share of Zapata’s common stock, par value of $0.0001 (the “Zapata Common Stock”) will be converted into the right to receive a number of newly issued shares of New Parent Common Stock equal to the Per Share Common Stock Consideration (as defined in the Business Combination Agreement) in accordance with the terms of the Business Combination Agreement; and

(iii)

each option to purchase shares of Zapata’s common stock, whether or not exercisable and whether or not vested (each, a “Zapata Option”) will automatically be converted into an option to purchase, on the same terms and conditions as were applicable to such Zapata Option immediately prior to the Effective Time, including applicable vesting conditions, a number of shares of New Parent Common Stock determined in accordance with the terms of the Business Combination Agreement.

The aggregate value of the consideration that the holders of Zapata’s securities collectively shall be entitled to receive from AAC in connection with the Business Combination shall not exceed $200,000,000 (calculated with each share of New Parent Common Stock deemed to have a value of $10 per share).

Senior Notes

Prior to the Closing Date, Zapata may negotiate and enter into a committed equity facility or subscriptions to shares of Zapata capital stock for cash, or issue additional senior promissory notes (the “Senior Notes”), subject to (i) the aggregate principal amount of all Senior Notes outstanding not exceeding $20,000,000 and (ii) the aggregate amount of equity financing of Zapata raised, committed or issued prior to the closing not exceeding $25,000,000 (inclusive of principal amount and interest).

Under the Business Combination Agreement, AAC will (i) enter into an exchange agreement with each holder of Senior Notes (each, an “Exchange Agreement”) prior to the Closing, pursuant to which such Senior Notes will be exchanged for shares of New Parent Common Stock in accordance with the terms of such Exchange Agreement and as set forth in the Senior Note Purchase Agreement (as defined in the Business Combination Agreement) and (ii) at the Effective Time, issue shares of New Parent Common Stock to the holders of Senior Notes then outstanding in exchange for such Senior Notes in accordance with the terms of the Senior Notes and the Exchange Agreements.

Closing Conditions

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among others things: (i) receipt of the approval of the requisite shareholders of Zapata and AAC of the Business Combination and the other matters requiring shareholder approval, (ii) the absence of any law or order enjoining or otherwise prohibiting the consummation of the Business Combination, (iii) if applicable, the expiration or termination of the waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the effectiveness under the Securities Act of 1933 (as amended) (the “Securities Act”) of the registration statement on Form S-4 to be filed by AAC (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), (v) receipt of approval for listing by New York Stock Exchange of the New Parent Common Stock to be issued in connection with the Business Combination, (vi) filing of the post-Domestication certificate of incorporation of Parent with the Delaware Secretary of State and adoption of the post-Domestication bylaws of Parent, (vii) the shareholders of AAC having been provided an opportunity to exercise their redemption rights in accordance with the organizational documents of AAC and the proxy statement filed as part of the Registration Statement, (viii) entry by AAC into the Exchange Agreements with each holder of Senior Notes pursuant to which such Senior Notes will be exchanged for shares of New Parent Common Stock at the Effective Time and (ix) other customary bringdown conditions, including the absence of a “Company Material Adverse Effect” (as defined in the Business Combination Agreement) occurring since the date of the Business Combination Agreement.

Representations, Warranties and Covenants

The Business Combination Agreement contains representations and warranties made by each of the parties thereto that are customary for transactions of this nature. In addition, the parties to the Business Combination Agreement have agreed to be bound by certain customary covenants for a transaction of this type, including, among others, covenants with respect to (i) the conduct of business by Zapata and AAC prior to consummation of the Business Combination, (ii) the use of commercially reasonable efforts to obtain all necessary regulatory approvals and material third party consents required for the consummation of the Business Combination, (iii) the use of reasonable best efforts to take other actions reasonably necessary to satisfy the conditions to the consummation of the Business Combination, (iv) the agreements of AAC and Zapata not to directly or indirectly initiate, solicit, facilitate or continue inquiries regarding, enter into discussions or negotiations concerning, or enter into an agreement regarding, an alternative acquisition proposal or an alternative business combination, as applicable (except, (x) with respect to Zapata, discussions with respect to an alternative acquisition proposal that would be approved by the board of directors of Parent, and entered into and announced, after the Closing, and (y) with respect to AAC, such exclusivity restrictions apply only to the extent not inconsistent with the AAC board of directors’ fiduciary duties), (v) Zapata’s preparation and delivery to

AAC of certain financial statements of Zapata, (vi) the preparation of the Registration Statement and the proxy statement required to be filed with the SEC under the Securities Act in connection with the Business Combination and the taking of certain other actions to obtain the requisite approval of AAC’s shareholders of the adoption and approval of the Business Combination and the Business Combination Agreement, the Domestication and certain other proposals relating to the Business Combination.

Further, Zapata has agreed to solicit the written consent or affirmative vote of (w) the holders of at least a majority of the voting power of the outstanding shares of Zapata Common Stock and Zapata Preferred Stock, consenting or voting (as the case may be) together on an “as-converted”-to-common-stock basis (as required pursuant to Section 251 of the General Corporation Law of the State of Delaware), (x) the holders of at least a majority of the outstanding shares of Zapata Preferred Stock, consenting or voting (as the case may be) separately as a single class on an “as-converted”-to-common-stock basis, and (y) the holders of at least a majority of the outstanding shares of the Series B Preferred Stock of Zapata, consenting or voting (as the case may be) separately as a class (clauses (w), (x) and (y) collectively, the “Requisite Majority”), in each case, in favor of the approval and adoption of the Business Combination Agreement, the Merger and all other transactions contemplated by the Business Combination Agreement (the “Requisite Approval”).

The representations, warranties and covenants made under the Business Combination Agreement will terminate at the Closing, except for certain covenants and agreements that by their terms expressly apply in whole or in part after the Closing.

Equity Incentive Award Plan and Employee Stock Purchase Plan

Prior to the Closing, AAC will adopt an equity incentive award plan in the form attached as Exhibit F to the Business Combination Agreement and an employee stock purchase plan in the form attached as Exhibit G to the Business Combination Agreement, subject to the receipt of the AAC shareholder approval.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Business Combination, including:

(i)	by mutual written consent of AAC and Zapata;

(ii)

by either AAC or Zapata if the Closing has not occurred on or before April 18, 2024 (the “Outside Date”), subject to extension until the September 6, 2024 if (x) all conditions to Closing other than the conditions with respect to antitrust approvals and waiting periods, the effectiveness of the Registration Statement and the approval of the New Parent Common Stock to be issued in connection with the Business Combination to be approved for listing on the NYSE and (y) AAC’s shareholders have approved at a general meeting an amended to the amended and restated memorandum and articles of association of AAC extending the date on which AAC must complete a business combination to a date that is on or after such extended Outside Date;

(iii)	by either AAC or Zapata if the Business Combination has been permanently enjoined or prohibited by the terms of a final and non-appealable governmental order or law;

(iv)

by either AAC or Zapata if the AAC shareholder approval is not obtained at AAC’s shareholder meeting to approve the Business Combination (and related matters), subject to any adjournment or recess of the meeting;

(v)

by AAC if the Requisite Approval of the Zapata stockholders has not been obtained (and Zapata fails to deliver the written consent with respect to such Requisite Approval) within 24 hours after the Registration Statement becomes effective;

(vi)

by AAC if Zapata has breached the Business Combination Agreement and such breach gives rise to a failure of a closing condition and cannot be cured or has not been cured by the earlier of 30 days following notice by AAC or the Outside Date;

(vii)

by Zapata if AAC has breached the Business Combination Agreement and such breach gives rise to a failure of a closing condition and cannot be cured or has not been cured by the earlier of 30 days following notice by Zapata or the Outside Date;

(viii)

by written notice from AAC if Zapata fails to deliver the PCAOB Financials (as defined in the Business Combination Agreement) by October 31, 2023 (or the date on which the Registration Statement is ready to be filed by AAC but for delivery of the PCAOB Financials, if later); and

(ix)

by written notice from AAC if Zapata fails to deliver the Stockholder Support Agreements (as defined below) from the Key Zapata Stockholders (as defined below) constituting a Requisite Majority within 24 hours from the date of the Business Combination Agreement.

In the event that the Business Combination Agreement is terminated by AAC in accordance with its termination rights set forth in items (v) and (ix) above, then Zapata must pay AAC (as promptly as reasonably practicable and, in any event, within two business days following such termination) a termination fee equal to (i) $1,000,000 plus (ii) the aggregate amount of all reasonable, documented and out-of-pocket fees and expenses incurred by AAC or Andretti Sponsor LLC (the “Sponsor”) in connection with the Business Combination from the date of the Business Combination Agreement up to and including the date of termination; provided, that such Termination Fee shall under no circumstances exceed $5,000,000 in the aggregate.

The foregoing description of the Business Combination Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated herein by reference.

The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about AAC, Zapata or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about AAC, Zapata or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that AAC makes publicly available in reports, statements and other documents filed with the SEC.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Stockholder Support Agreements

In connection with the Business Combination Agreement, certain stockholders of Zapata who collectively hold a Requisite Majority of the outstanding voting power of Zapata capital stock (collectively, the “Key Zapata Stockholders” and each, a “Key Zapata Stockholder”) are entering into support agreements with AAC and Zapata (each, a “Stockholder Support Agreement” and collectively, the “Stockholder Support Agreements”). Under the Stockholder Support Agreements, each Key Zapata Stockholder agrees that within 24 hours after the Registration Statement becomes effective, such Key Zapata Stockholder will execute and deliver a written consent with respect to the outstanding shares of Zapata Common Stock and/or Zapata Preferred Stock held by such Key Zapata Stockholder (the “Zapata Covered Shares”) adopting and approving the Business Combination Agreement and the transactions contemplated thereby, including the Merger. In addition to the foregoing, the Key Zapata Stockholders are agreeing that, at any meeting of the holders of the stockholders of Zapata, such Key Zapata Stockholder will appear at the meeting and cause its Zapata Covered Shares to be voted (i) in favor of the Merger and the adoption of the Business Combination Agreement and (ii) against any alternative acquisition proposal for Zapata or any other action that would materially delay, materially postpone or materially adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement.

Under the Stockholder Support Agreements, the Key Zapata Stockholders further are agreeing, among other things, to exclusivity restrictions with respect to alternative acquisition proposals for Zapata, and restrictions on transfers of their Zapata Covered Shares, except that Key Zapata Stockholders that hold Zapata Preferred Stock will, under the terms of their respective Stockholder Support Agreements, be entitled, prior to the filing of the Registration Statement, to sell all or a portion of the Zapata Preferred Stock held by such stockholder to third parties who agree to sign a Stockholder Support Agreement and agree to the same lock-up provisions as the selling stockholder.

The foregoing description of the Stockholder Support Agreements is not complete and is subject to, and qualified in its entirety by reference to, the forms of Stockholder Support Agreement, copies of which are attached hereto as Exhibits C-1 and C-2 to the Business Combination Agreement, which are attached hereto as Exhibits 10.1 and 10.2, and the terms of which are incorporated herein by reference.

Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, AAC and certain Zapata stockholders have entered into lock-up agreements (the “Lock-Up Agreements”), which will become effective upon the consummation of the Business Combination.

Pursuant to the Lock-Up Agreements:

(i)

Holders of Zapata Common Stock party to a Lock-Up Agreement have agreed that they will not, during the period beginning as of the effective time of the Business Combination and ending on the date that is the earliest of (i) one year after the Closing Date, (ii) the date on which the closing price of the shares of New Parent Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing Date and (iii) the consummation after the Effective Time of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Parent’s stockholders having the right to exchange their shares of New Parent Common Stock for cash, securities or other property (a “Liquidity Event”), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Parent common stock, or any options or warrants to purchase any shares of New Parent Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Parent common stock, or any interest in any of the foregoing, whether owned, directly or beneficially, at the time of entry into such Lock-Up Agreement or thereafter acquired (in each case, subject to certain exceptions set forth in the Lock-Up Agreements).

(ii)

Holders of Zapata preferred stock party to a Lock-Up Agreement (the “Preferred Stockholder Parties”) have agreed that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Parent Common Stock, or any options or warrants to purchase any shares of New Parent Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Parent Common Stock, or any interest in any of the foregoing, whether owned, directly or beneficially, at the time of entry into the Lock-Up Agreements or thereafter acquired (in each case, subject to certain exceptions set forth in the Lock-Up Agreements) during the period beginning as of the effective time of the Business Combination and ending on the date that is the earliest of (i) six months after the Closing Date, (ii) the date on which the closing price of the shares of New Parent Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing at least 90 days after the Closing Date, (iii) a Liquidity Event and (iv) if after the Effective Time a third party makes a tender offer or similar transaction to all of Parent’s stockholders to acquire at least 50.1% (which minimum condition shall be non-waivable) of the outstanding shares of New Parent Common Stock for cash, securities or other property (a “Third Party Tender”), the last day on which shares of New Parent Common Stock may be tendered or otherwise committed in connection with such Third Party Tender (provided that, in the case of this clause (iv), (x) the Lock-Up Period shall expire only for the purpose of tendering or otherwise committing shares of New Parent Common Stock in the Third Party Tender itself and not otherwise transacting in such shares outside the Third Party Tender and (y) if such Third Party Tender is not completed, the Lock-Up Period shall be revived and continue in accordance with its terms).

The Lock-Up Agreement entered into by Preferred Stockholder Parties also provides that during the lock-up period, the Preferred Stockholder Parties may sell through a registered broker-dealer selected by Parent up to 100% of the New Parent Common Stock acquired by such Preferred Stockholder Party at the Closing, subject to the following limitations: (i) no more than 50% of such Preferred Stockholder Party’s New Parent Common Stock may be transferred in each three-month period following the Closing and (ii) a daily trading limit equal to such Preferred Stockholder Party’s pro rata share of 50% of the volume of New Parent Common Stock that has traded on the New York Stock Exchange (or other exchange or other market where the New Parent Common Stock is then traded) on that day. The Lock-Up Agreement entered into by the Preferred Stockholder Parties further contains provisions providing that if Parent waives, terminates or otherwise shortens the lock-up period of any other stockholder of Parent subject to a lock-up (including Sponsor under the Sponsor Support Agreement (as defined below) or the lock-up restrictions contained in the bylaws of Parent adopted at the time of the Domestication), the Preferred Stockholder Parties are entitled to a pro rata adjustment to their applicable Lock-Up Periods.

The foregoing description of the Lock-Up Agreements is not complete and is subject to, and qualified in its entirety by reference to, the forms of Lock-Up Agreement, copies of which are attached hereto as Exhibits E-1 and E-2 to the Business Combination Agreement, which are attached hereto as Exhibits 10.4 and 10.5, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, AAC, the Sponsors and certain stockholders of Zapata entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which will become effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, AAC agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to twice in any 12-month period, certain legacy AAC and Zapata stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $50 million or all of such holders’ remaining registrable securities. AAC also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that AAC will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing description of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, the Registration Rights Agreement, a copy of which is attached hereto as Exhibit D to the Business Combination Agreement, which is attached hereto as Exhibit 10.6, and is incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, AAC, the Sponsor, and certain key stockholders of the Sponsor entered into a certain Sponsor Support Agreement (the “Sponsor Support Agreement”), which amends and restates in its entirety that certain letter, dated January 12, 2022 by and among such parties. Pursuant to the Sponsor Support Agreement, those certain shareholders who are parties thereto agreed to (i) vote all shares of AAC Common Stock beneficially owned by them, including any additional shares of AAC Common Stock they acquire ownership of or the power to vote, in favor of the Business Combination, the Merger and all other transactions contemplated by the Business Combination Agreement, (ii) the continued lock-up of the founder shares held by such persons for the earlier of (i) one year or (ii) the date on which the post-Closing share price equals or exceeds $12 for 20 trading days in a 30-trading day period commencing at least 150 days after the date of the Business Combination (or in the event of a liquidation, merger or other similar event) and (iii) continued lock-up of the private placement warrants until 30 days following the date of the Business Combination.

Additionally, the Sponsor and Sol Verano Blocker 1 LLC, a Delaware limited liability company (the “Sponsor Co-Investor” have agreed that up to 30% of the founder shares held by Sponsor and Sponsor Co-Investor (and not subject to prior assignment agreements entered into in connection with the Extraordinary General Meeting held on July 14, 2023) (such founder shares, the “Sponsor Founder Shares”) will be subject to certain vesting and forfeiture conditions based on the available cash to Parent at Closing as follows:

(i)	If the Closing Available Cash (as defined in the Sponsor Support Agreement) is an amount equal to $25 million or more, then all Sponsor Founder Shares will be fully vested.

(ii)	If the Closing Available Cash is $10 million or less, then 30% of the Sponsor Founder Shares shall be unvested and subject to forfeiture (as further described below).

(iii)

If the Closing Available Cash is more than $10 million but less than $25 million, then the number of Sponsor Founder Shares that will be unvested and subject to forfeiture will be determined by straight line interpolation between zero and 30% of the number of Sponsor Founder Shares.

Any Sponsor Founder Shares subject to vesting will become vested if, within three years of the Closing, the closing price of the New Parent Common Stock on the New York Stock Exchange (or other exchange or other market where the New Parent Common Stock is then traded) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period, or if there is a change of control of Parent. If neither of these events occur within three years of the Closing, then the unvested Sponsor Founder Shares will be forfeited.

The foregoing description of the Sponsor Support Agreement is not complete and is subject to, and qualified in its entirety by reference to, the form of Sponsor Support Agreement, which is attached hereto as Exhibit 10.3, and the terms of which are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On September 6, 2023, AAC and Zapata issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that AAC and Zapata have prepared for use in connection with the announcement of the Business Combination.

On September 6, 2023, AAC will hold a conference call to discuss the Business Combination at 8:30 a.m. Eastern time. A copy of the script for the conference call is furnished herewith as Exhibit 99.3.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) are being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

FORWARD-LOOKING STATEMENTS

Certain statements included in this Current Report on Form 8-K (the “Current Report”) that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem” “seek” “future” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of the management of Zapata and AAC, as the case may be, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are beyond the control of Zapata and AAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions, the inability of Zapata or AAC to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the expected benefits of the Business Combination, the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against AAC, Zapata, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of AAC, the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Zapata as a result of the announcement and consummation of the Business Combination, failure to realize the anticipated benefits of the Business Combination, risks relating to the uncertainty of the projected financial information, risks related to the performance of Zapata’s business and the timing of expected business or revenue milestones, and the effects of competition on Zapata’s business. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect Zapata’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Zapata anticipates that subsequent events and developments will cause Zapata’s assessments to change. Neither AAC nor Zapata undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing AAC’s or Zapata’s assessments of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the contemplated transaction, AAC intends to file a Registration Statement, which will include a proxy statement/prospectus, with the SEC. Additionally, AAC will file other relevant materials with the SEC in connection with the transaction. A definitive proxy statement/final prospectus will also be sent to the shareholders of AAC, seeking any required shareholder approval. This Current Report is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that AAC will send to its shareholders. Before making any voting or investment decision, investors and security holders of AAC are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents, because they will contain important information about the transaction. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC at andrettiacquisition.com. Alternatively, these documents, when available, can be obtained free of charge from AAC upon written request to Andretti Acquisition Corp., 7615 Zionsville Road, Indianapolis, Indiana 46268, or by calling (317) 872-2700. The information contained on, or that may be accessed through, the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this Current Report.

PARTICIPANTS IN THE SOLICITATION

AAC, AAC’s sponsors, Zapata and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AAC, in connection with the Business Combination. Information regarding AAC’s directors and executive officers is contained in AAC’s Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Zapata and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This Current Report is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Business Combination Agreement dated as of September 6, 2023, by and among Andretti Acquisition Corp., Tigre Merger Sub, Inc. and Zapata Computing, Inc.

10.1	Form of Stockholder Support Agreement (Individual – Common Stock) (incorporated by reference to Exhibit C-1 to Exhibit 2.1 filed herewith).

10.2	Form of Stockholder Support Agreement (Entity – Preferred Stock) (incorporated by reference to Exhibit C-2 to Exhibit 2.1 filed herewith).

10.3	Sponsor Support Agreement dated as of September 6, 2023, by and among Andretti Sponsor LLC, Sol Verano Blocker 1 LLC, Andretti Acquisition Corp., Zapata Computing, Inc. and certain other parties thereto.

10.4	Form of Lock-Up Agreement (Common Stockholders) (incorporated by reference to Exhibit E-1 to Exhibit 2.1 filed herewith).

10.5	Form of Lock-Up Agreement (Preferred Stockholders) (incorporated by reference to Exhibit E-2 to Exhibit 2.1 filed herewith).

10.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit D to Exhibit 2.1 filed herewith).

99.1	Press Release issued by Andretti Acquisition Corp. and Zapata Computing, Inc. on September 6, 2023.

99.2	Investor Presentation of Andretti Acquisition Corp. and Zapata Computing, Inc., dated September 6, 2023.

99.3	Script from Conference Call to be held by Andretti Acquisition Corp. on September 6, 2023.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). AAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 6, 2023

ANDRETTI ACQUISITION CORP.

	By:	/s/ William M. Brown
Name: William M. Brown
Title: President and Chief Financial Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

ANDRETTI ACQUISITION CORP.,

TIGRE MERGER SUB, INC.,

and

ZAPATA COMPUTING, INC.

Dated as of September 6, 2023

TABLE OF CONTENTS

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EXHIBIT A	Form of Post-Closing Parent Certificate of Incorporation
EXHIBIT B	Form of Post-Closing Parent Bylaws
EXHIBIT C-1	Form of Stockholder Support Agreement (Common Stockholders)
EXHIBIT C-2	Form of Stockholder Support Agreement (Preferred Stockholders)
EXHIBIT D	Form of Registration Rights Agreement
EXHIBIT E-1	Form of Lock-Up Agreement (Common Stockholders)
EXHIBIT E-2	Form of Lock-Up Agreement (Preferred Stockholders)
EXHIBIT F	Form of Parent Equity Plan
EXHIBIT G	Form of Parent ESPP
SCHEDULE A	Key Company Stockholders
SCHEDULE B	Company Knowledge Parties

Company Disclosure Schedule
Parent Disclosure Schedule

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement dated as of September 6, 2023 (this “Agreement”) is among Andretti Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance herewith, “Parent”), Tigre Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Zapata Computing, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 1.01.

WHEREAS, Parent is a special purpose acquisition company incorporated as an exempted company with limited liability in the Cayman Islands for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, subject to the terms and conditions of this Agreement, immediately prior to the Closing, (a) Parent will transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Cayman Act (the “Domestication”), and (b) in connection with such Domestication, the certificate of incorporation in substantially the form attached as Exhibit A (the “Post-Closing Parent Certificate of Incorporation”) pursuant to which Parent shall have a single class of common stock, par value $0.0001 per share (the “New Parent Common Stock”) having one (1) vote per share, and the bylaws in substantially the form attached as Exhibit B (the “Post-Closing Parent Bylaws”), which will become the governing documents of Parent from and after the effectiveness of the Domestication, each until thereafter amended in accordance with its terms and applicable Law;

WHEREAS, in connection with the Domestication, (a) each Class A ordinary share and each Class B ordinary share of Parent that is outstanding at the time of the Domestication will be converted into one share of New Parent Common Stock, and (b) each warrant of Parent that is outstanding at the time of the Domestication and exercisable for one Class A ordinary share of Parent shall convert automatically into a warrant exercisable for one share of New Parent Common Stock pursuant to the applicable Warrant Agreement;

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of Parent;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement and the Transactions (including the Merger) are fair to, and in the best interests of, the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), on the terms and subject to the conditions set forth herein, and declared their advisability, and (c) resolved to recommend the approval and adoption of this Agreement and the Transactions (including the Merger) by the stockholders of the Company and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that this Agreement and the Transactions (including the Merger) are fair to, and in the best interests of, Parent and its shareholders, (b) determined that the aggregate fair market value of the Company is equal to at least 80% of the assets held in the Trust Account (net of amounts previously disbursed to the Parent’s management for Taxes and excluding the amount of deferred underwriting discounts held in the Trust Account), (c) approved the Transactions (including the Merger) as a Business Combination, (d) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), on the terms and subject to the conditions set forth herein, and declared their advisability, and (e) resolved to recommend the approval and adoption of this Agreement and the Transactions (including the Merger) by the Parent Shareholders and directed that this Agreement and the Merger be submitted for consideration by the Parent Shareholders;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (a) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, and (e) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub;

WHEREAS, Parent, the Company and the Key Company Stockholders (who constitute a Requisite Majority), promptly following the execution and delivery of this Agreement, shall enter into Stockholder Support Agreements, dated as of the date of this Agreement (the “Stockholder Support Agreements”), pursuant to which, among other things, the Key Company Stockholders will irrevocably agree to vote their shares of Company Capital Stock in favor of the adoption and approval of this Agreement, the Merger and the other Transactions at the time specified therein, substantially in the form attached as Exhibit C-1 or Exhibit C-2, as applicable;

WHEREAS, Parent, Andretti Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and certain key equityholders of the Sponsor, concurrently with the execution and delivery of this Agreement, are entering into that certain Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor and such key equityholders will vote their Parent Common Stock in favor of this Agreement, the Merger and the other Transactions at the time specified therein;

WHEREAS, Parent, certain stockholders of the Company, Sponsor and SOL Verano Blocker 1 LLC, a Delaware limited liability company (the “Sponsor Co-Investor”), concurrently with the execution and delivery of this Agreement, are entering into an amended and restated Registration Rights Agreement (the “Registration Rights Agreement”) to be effective upon the Closing, substantially in the form attached as Exhibit D;

WHEREAS, Parent, the Company and certain stockholders of the Company, concurrently with the execution and delivery of this Agreement, are entering into certain Lock-Up Agreements (the “Lock-Up Agreements”) to be effective upon the Closing, substantially in the form attached as Exhibit E-1 or Exhibit E-2, as applicable;

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WHEREAS, prior to the consummation of the Transactions, Parent shall, subject to obtaining the Parent Shareholder Approval, adopt the Equity Plan and ESPP in accordance with the terms of Section 7.07;

WHEREAS, for U.S. federal and applicable state and local income tax purposes, it is intended that (a) the Domestication shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (b) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the Company, Merger Sub and Parent as parties to such reorganization within the meaning of Section 368(b) of the Code, and (c) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each of the Domestication and the Merger (collectively, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

“affiliate” means, with respect to any specified person, any person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Common Stock Consideration” means a number of shares of New Parent Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the Consideration Cap minus the aggregate implied value of the Aggregate Preferred Stock Consideration.

“Aggregate Common Stock Consideration Value” means a dollar amount equal to the product of (i) the Aggregate Common Stock Consideration multiplied by (ii) $10.

“Aggregate Option Exercise Price” means the aggregate of the exercise prices payable to the Company by the holders of Company Options, excluding any Out-of-the-Money Options, upon the exercise of such Company Options.

“Aggregate Preferred Stock Consideration” means the sum of the Series A Aggregate Consideration, the Series B-1 Aggregate Consideration, the Series B-2 Aggregate Consideration and the Series Seed Aggregate Consideration.

“Ancillary Agreements” means the Stockholder Support Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, Lock-Up Agreements, the Financing Agreements (if any), the Company Financing Agreements (if any), the Equity Plan, the ESPP and all other agreements, certificates and instruments executed and delivered by Parent, Merger Sub or the Company in connection with the Transactions.

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“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, any national and international law enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, and any Laws of any other jurisdiction (national, state or local) where the Company operates concerning or relating to public sector or private sector bribery or corruption.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, or telecommunications networks, interfaces, platforms, websites, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company.

“Cayman Act” means the Companies Act (As Revised) of the Cayman Islands.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 10% or more of the consolidated assets of the Company and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 10% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 10% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole) or (D) any issuance (other than issuances in respect of any Company Equity Financing or pursuant to the Senior Note Purchase Agreement in accordance with the terms of Section 6.03 and subject to the limitations set forth therein) or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 10% or more of the total voting power of the equity securities of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on August 28, 2020, as amended by the Certificate of Amendment of Third Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on July 12, 2021.

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“Company Common Stock” means the Company’s common stock, par value of $0.0001 per share.

“Company Data” means all data and information Processed by or for the Company.

“Company Equity Financing” means any committed equity facility or other subscription to shares of Company Capital Stock (or any other form of instrument that may convert into equity securities of the Company) that provides cash to the Company, whether entered into prior to or after the date of this Agreement.

“Company Financing Agreements” means any agreement entered into, or to be entered into, by the Company relating to an Equity Financing.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property owned or purported to be owned by a third party and licensed to the Company or to which the Company otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change, condition, development, effect or occurrence (each, an “Effect,” and collectively “Effects”) that, individually or in the aggregate with any one or more other Effects, that (a) has had, or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company, or (b) would reasonably be expected to prevent, materially delay or materially impair or impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that with respect to clause (a) only, none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or in the interpretation of any applicable Laws (including any COVID-19 Measures) after the date of this Agreement or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iii) any change in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19), or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken by the Company as expressly required by this Agreement (other than action required to be taken by Section 6.01(a)) or the failure of the Company to take any action that the Company is expressly prohibited by the terms of this Agreement from taking; (vii) the announcement or execution, pendency or consummation of the Domestication, the Merger or any of the other Transactions (including the impact thereof on relationships with customers,

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suppliers, employees or Governmental Authorities) (provided, that the exceptions in this clause (vii) shall not be deemed to apply to the representations and warranties set forth in Section 4.05 or the conditions set forth in Section 8.02(a)); (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position; provided that this clause (viii) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to contribute to or result in, a Company Material Adverse Effect; or (ix) any actions taken, or failures to take action, in each case, which Parent has expressly requested in writing, except in the cases of clauses (i) through (v), in each case, to the extent that the Company is materially and disproportionately affected thereby as compared with other participants in the industries in which the Company operates.

“Company Option Plan” means the Company’s 2018 Stock Incentive Plan and any other equity incentive plan under which the Company granted Company equity awards.

“Company Optionholder” means each holder of Company Options.

“Company Options” means all options to purchase outstanding shares of Company Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Option Plan or otherwise.

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company.

“Company Preferred Stock” means the Company Series Seed Preferred Stock, Company Series A Preferred Stock and Company Series B Preferred Stock

“Company Series A Preferred Stock” means the Company’s Series A Preferred Stock, par value of $0.0001 per share.

“Company Series B Preferred Stock” means the Company Series B-1 Preferred Stock and the Company Series B-2 Preferred Stock.

“Company Series B-1 Preferred Stock” means the Company’s Series B-1 Preferred Stock, par value of $0.0001 per share.

“Company Series B-2 Preferred Stock” means the Company’s Series B-2 Preferred Stock, par value of $0.0001 per share.

“Company Series Seed Preferred Stock” means the Company’s Series Seed Preferred Stock, par value of $0.0001 per share.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Confidential Information” means any proprietary information, knowledge or data concerning the businesses and affairs of the Company or any Suppliers or customers of the Company or Parent or its subsidiaries (as applicable) that is not already generally available to the public.

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“Consent Solicitation Statement” means the consent solicitation statement with respect to the solicitation by the Company of the Requisite Approval.

“Consideration Cap” means two hundred million dollars ($200,000,000).

“Contract” means any legally binding contract, agreement, subcontract, lease, or purchase order (other than any Plans).

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Environmental Claims” means any civil, criminal or administrative action, suit, hearing, lien, demand, claim, order, decree, judgment, investigation, notice of liability or potential liability, notice of violation, injunctive relief, complaint, lawsuit or other legal or administrative proceeding by any person alleging, or any obligation involving, liability (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from ownership, lease, operation or use of the business or assets of the Company or relating to any real property currently or formerly owned, leased, operated or used by the Company, including the presence or Release of any Hazardous Substances, or any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any U.S. federal, state or local or non-U.S. Laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of or exposure to Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Environmental Notice” means any directive, notice of violation, infraction, notice, warning letter, information request or other communication respecting any Environmental Claim, any Hazardous Substance Release or compliance or non-compliance with, or liability or potential liability under, or compliance or non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

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“Equity Financing” means any committed equity facility or other subscription to shares of New Parent Common Stock that provides cash to Parent, whether entered into prior to or after the date of this Agreement.

“Export Laws” means all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and any other export control restrictions imposed by any governmental authority with jurisdiction over the Company or its products; provided, however, “Export Laws” shall not include Laws relating to privacy and data security.

“Financial Statements” means the Audited Financial Statements, the Full Year Unaudited Financial Statements and the Interim Unaudited Financial Statements.

“Financing Agreement” means any agreement entered into, or to be entered into, by Parent relating to an Equity Financing.

“Foreign Investment Laws” shall mean any laws in a given jurisdiction designed or intended to prohibit, restrict or regulate actions (a) by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, or (b) to acquire interests in or control over equities, securities, entities, assets, land or interests that might harm domestic national security or public interest.

“Government Bid” means any quotation, bid or proposal by the Company or any of its subsidiaries that, if accepted or awarded, would lead to a Contract with a Governmental Authority, including a prime contractor or a higher tier subcontractor to the United States government or any state, local or foreign government, for the design, manufacture or sale of products or the provision of services by the Company or any of its subsidiaries.

“Government Contract” means any Contract that (i) is between the Company or any of its subsidiaries, on the one hand, and a Governmental Authority, on the other hand, or (ii) is entered into by the Company or any of its subsidiaries as a subcontractor (at any tier) in connection with a Contract between another person and a Governmental Authority.

“Hazardous Substance(s)” means: (a) those substances defined in or regulated under the following U.S. federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos, per- or polyfluoroalkyl substances and radon; (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law because of its dangerous or deleterious properties.

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“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any derivative or hedging arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made).

“Intellectual Property” means Technology and Intellectual Property Rights.

“Intellectual Property Rights” means all rights in, arising out of, or associated with Technology and intellectual property rights, whether registered (or applied for) or unregistered, including: (a) rights in, arising out of, or associated with works of authorship and other copyrightable works, including without limitation copyrights granted under U.S. federal and state Law and under the Law of any other jurisdiction; (b) rights in, arising out of, or associated with databases; (c) rights in, arising out of, or associated with inventions, including without limitation patent rights granted under the Patent Act; (d) rights in, arising out of, or associated with trademarks, service marks, trade dress and trade names including without limitation trademark rights granted under U.S. federal and state Law and under the Law of any other jurisdiction; (e) rights in, arising out of, or associated with confidential information and trade secrets, including without limitation trade secret rights described under the Uniform Trade Secrets Act; (f) rights of attribution and integrity and other moral rights of an author; (g) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including without limitation rights of personality, publicity or similar rights; (h) rights in, arising out of, or associated with domain names; and (i) any similar rights arising in any jurisdiction in the world.

“Key Company Stockholders” means the persons and entities listed on Schedule A.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Schedule B after reasonable inquiry, and in the case of Parent, the actual knowledge of Matt Brown and William Sandbrook after reasonable inquiry.

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“Leased Real Property” means the real property leased, subleased, licensed, sublicensed, or otherwise occupied by the Company or any of its subsidiaries pursuant to an occupancy agreement, by the Company or any of its subsidiaries as tenant, subtenant, licensee, or sublicensee, together with, to the extent leased by the Company or any of its subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, charge, adverse claim, deed of trust, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, title defect, encroachment or other survey defect, or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable Securities Laws) and not including any non-exclusive license of Intellectual Property Rights entered into in the ordinary course of business.

“Lookback Date” means the date falling five (5) years prior to the date of this Agreement.

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation.

“Out-of-the-Money Options ” has the meaning set forth in the definition of “Per Share Common Stock Consideration Value”.

“Parent Class A Common Stock” means (a) prior to the Domestication, Parent’s Class A ordinary shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to the obligations of the Parent MAA, and (b) following the Domestication, New Parent Common Stock.

“Parent Class B Common Stock” means (a) prior to the Domestication, Parent’s Class B ordinary shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to the obligations of the Parent MAA, and (b) following the Domestication, New Parent Common Stock.

“Parent Common Stock” means the Parent Class A Common Stock and the Parent Class B Common Stock.

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“Parent Domestication Documents” means the documents (including all declarations, affidavits, undertakings and notices) required to be made or filed with the Registrar of Companies of the Cayman Islands under Part XII of the Cayman Act in connection with the Domestication.

“Parent MAA” means the amended and restated memorandum and articles of association of Parent adopted by special resolution dated January 12, 2022, as in effect on their effective date.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, that (a) has had, or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, or results of operations of Parent; or (b) would reasonably be expected to prevent, materially delay or materially impair or impede the performance by Parent or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that with respect to clause (a) only, none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether or not a Parent Material Adverse Effect has occurred: (i) any change or proposed change in or in the interpretation of any applicable Laws (including any COVID-19 Measures) after the date of this Agreement or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Parent operates; (iii) any change in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken by Parent as expressly required by this Agreement or the failure of Parent to take any action that Parent is expressly prohibited by the terms of this Agreement from taking; (vii) the announcement or execution, pendency or consummation of the Domestication, the Merger or any of the other Transactions; or (viii) any actions taken, or failures to take action, in each case, which the Company has expressly requested in writing, except in the cases of clauses (i) through (iii), in each case, to the extent that Parent is materially and disproportionately affected thereby as compared with other participants in the industries in which Parent operates.

“Parent Ordinary Resolution” means an Ordinary Resolution under the Cayman Act, being the affirmative vote by holders of a majority of Parent Common Stock who attend and vote at the Parent Shareholders’ Meeting (as determined in accordance with the Parent MAA).

“Parent Organizational Documents” means (a) at any time prior to the Domestication, the Parent MAA, and (b) at any time following the Domestication, the Post-Closing Parent Certificate of Incorporation and the Post-Closing Parent Bylaws, in each case, as amended, modified or supplemented from time to time.

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“Parent Preference Shares” means Parent’s preference shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to the obligations of the Parent MAA.

“Parent Private Placement Warrants” means the private warrants to purchase Parent Class A Common Stock contemplated by the Private Warrant Agreement, with each warrant exercisable for one share of Parent Class A Common Stock at an exercise price of $11.50.

“Parent Redeemable Warrants” means the public warrants to purchase Parent Class A Common Stock contemplated by the Public Warrant Agreement, with each warrant exercisable for one share of Parent Class A Common Stock at an exercise price of $11.50.

“Parent Shareholder” means a holder of Parent Common Stock.

“Parent Shareholders’ Meeting” means a general meeting (whether an annual general meeting or extraordinary general meeting) of Parent to be held for the purpose of approving the Proposals.

“Parent Special Resolution” means a Special Resolution under the Cayman Act, being the affirmative vote by holders of at least two-thirds of the shares of Parent Common Stock who attend and, being entitled to, vote at the Parent Shareholders’ Meeting (as determined in accordance with the Parent MAA).

“Parent Units” means units, each consisting of one share of Parent Class A Common Stock and one half of one Parent Redeemable Warrant.

“Parent Warrants” means the Parent Redeemable Warrants and the Parent Private Placement Warrants.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Per Share Common Stock Consideration” means the quotient of (i) the Per Share Common Stock Consideration Value divided by (ii) $10.

“Per Share Common Stock Consideration Value” means the quotient of (i) the sum of (A) the Aggregate Common Stock Consideration Value plus (B) the Aggregate Option Exercise Price, divided by (ii) the sum of (A) the aggregate number of shares of Company Common Stock issued and outstanding immediately before the Effective Time plus (B) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of the Company Options. If this calculation results in a Per Share Common Stock Consideration Value less than the exercise price of any of the Company Options (any such Company Options with an exercise price in excess of the initial calculation of the Per Share Common Stock Consideration Value, the “Out-of-the-Money Options”), then the same calculation should be repeated as necessary, but including only those Company Options with exercise prices less than the Per Share Common Stock Consideration Value produced in the prior calculation (and only including the aggregate exercise prices of such Company Options in the calculation of the Aggregate Option Exercise Price, as applicable), until there are no Company Options with an exercise price greater than the Per Share Common Stock Consideration Value calculated, and the result of such final calculation shall be the Per Share Common Stock Consideration Value.

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“Per Share Preferred Stock Consideration” means, with respect to a share of any series of Preferred Stock, the Series A Per Share Consideration, the Series B-1 Per Share Consideration, the Series B-2 Per Share Consideration and the Series Seed Per Share Consideration, as applicable.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, or restrictions that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the current use of the Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, which are not yet due and payable or which are being contested in good faith and for which appropriate reserves have been established in the Financial Statements accordance with GAAP; (c) Liens for Taxes not yet due and payable or that are being contested in good faith (and for which adequate accruals or reserves have been established in the Financial Statements in accordance with GAAP); (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, which are not violated in any material respects by the current use of the property; (e) non-exclusive licenses or sublicenses to Intellectual Property Rights owned by or licensed to the Company granted in the ordinary course of business; (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not and would not reasonably be expected to, individually or in the aggregate, materially interfere with the present uses of such real property; (g) Liens identified on Section 1.01 of the Company Disclosure Schedule; and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, company, partnership, limited partnership, exempted limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Private Warrant Agreement” means the private warrant agreement dated January 12, 2022 between Parent and Continental Stock Transfer & Trust Company.

“Process” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

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“Products” means any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made commercially available by or on behalf of the Company including any products or services whose sale or provision the Company has derived previously, or is currently deriving, or is expected to derive, revenue.

“Proxy Statement” means the proxy statement filed by Parent as part of the Registration Statement with respect to the Parent Shareholders’ Meeting for the purpose of soliciting proxies from Parent Shareholders to approve the Proposals (which shall also provide Parent Shareholders with the opportunity to exercise their Redemption Rights in conjunction with a vote of the Parent Shareholders on the Business Combination).

“Public Warrant Agreement” means the public warrant agreement dated January 12, 2022 between Parent and Continental Stock Transfer & Trust Company.

“Redemption Rights” means the redemption rights provided for in the Parent MAA.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping of a Hazardous Substance into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Requisite Approval” means the written consent or affirmative vote of the Requisite Majority in favor of the adoption and approval of this Agreement, the Merger and the other Transactions at the time specified therein.

“Requisite Majority” means (a) the holders of at least a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock, consenting or voting (as the case may be) together on an “as-converted” to Company Common-Stock basis (as required pursuant to Section 251 of the DGCL), (b) the holders of at least a majority of the outstanding shares of Company Preferred Stock, consenting or voting (as the case may be) separately as a single class on an “as-converted” to Company Common Stock basis, and (c) the holders of at least a majority of the outstanding shares of Company Series B Preferred Stock, consenting or voting (as the case may be) separately as a class.

“Sanctions” means all Laws imposing any economic or trade sanctions, including, but not limited to, the sanctions Laws or embargoes imposed by the U.S. Department of the Treasury, Office of Foreign Assets Control; the United Nations Security Council; or any other economic or trade sanctions imposed by any other relevant governmental authority with jurisdiction over the Company or its products (except to the extent that such Sanctions conflict with U.S. antiboycott requirements).

“Secondary Sale” means the sale or other disposition of Company Preferred Stock by a Company Stockholder.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

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“Senior Note Purchase Agreement” means that certain Senior Note Purchase Agreement between the Company and the Persons who become parties thereto by executing and delivering a “Note Purchase Agreement Signature Page” in the form of Exhibit A thereto.

“Senior Notes” means the senior promissory notes issued by the Company pursuant to the Senior Note Purchase Agreement on or before the Closing Date.

“Series A Aggregate Consideration” means a number of shares of New Parent Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the applicable Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Series A Per Share Consideration” means the Series A Aggregate Consideration divided by the number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Series B-1 Aggregate Consideration” means a number of shares of New Parent Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the applicable Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series B-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series B-1 Per Share Consideration” means the Series B-1 Aggregate Consideration divided by the number of shares of Company Series B-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series B-2 Aggregate Consideration” means a number of shares of New Parent Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series B-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series B-2 Per Share Consideration” means the Series B-2 Aggregate Consideration divided by the number of shares of Company Series B-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series Seed Aggregate Consideration” means a number of shares of New Parent Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series Seed Preferred Stock outstanding immediately prior to the Effective Time.

“Series Seed Per Share Consideration” means the Series Seed Aggregate Consideration divided by the number of shares of Company Series Seed Preferred Stock outstanding immediately prior to the Effective Time.

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“Software” means all computer software (in object code or source code format), and related documentation and materials.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company.

“Tax Proceeding” means any audit or other proceeding by or before any Taxing Authority with respect to Taxes or Tax Returns.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Technology” means all forms of technology and content, including any or all of the following: (a) published and unpublished works of authorship, including without limitation audiovisual works, collective works, computer programs or Software (whether in source code or executable form), documentation, compilations, databases, derivative works, literary or audiovisual works, and websites, and; (b) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, and processes; (c) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, and techniques; (d) databases, data compilations and collections and technical data; and (e) devices, prototypes, designs and schematics (whether or not any of the foregoing is embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Termination Fee” means the sum of $1,000,000, plus the aggregate amount of all documented and out-of-pocket fees, costs, charges and expenses reasonably incurred by Parent or the Sponsor in connection with the Transactions from the date of this Agreement up to and including the date of termination; provided, that the Termination Fee shall under no circumstances exceed $5,000,000 in the aggregate.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Parent, Merger Sub or the Company in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger.

“Treasury Regulations” means the U.S. Treasury regulations issued pursuant to the Code.

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“Warrant Agreement” means the Public Warrant Agreement or the Private Warrant Agreement, as applicable.

“Willful Material Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

SECTION 1.02.    Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Term	Section
Action	4.09
Additional Proposal	7.01(b)
Adjournment Proposal	7.01(b)
Aggregate Consideration	3.01(c)
Agreement	Preamble
Alternative Business Combination	7.06
Antitrust Laws	7.14(a)
Audited Financial Statements	4.07(a)
Blue Sky Laws	4.05(b)
Book-Entry Shares	3.02(b)
Business Combination	6.04
Certificate of Merger	2.03(a)
Charter Proposal	7.01(b)
Classified Contracts	4.23(u)
Closing	2.03(b)
Closing Date	2.03(b)
Company	Preamble
Company Affiliate Agreement	4.24
Company Board	Recitals
Company Board Approval	4.19
Company Board Recommendation	7.03
Company Disclosure Schedule	IV
Company Equity Financing Limitation	6.03(a)
Company Permits	4.06(a)
Confidentiality Agreement	7.04(b)
Consideration Schedule	3.02(h)
DCSA	4.23(w)
Deemed Liquidation Event Provisions	3.01(a)(i)
Defending Party	7.20
DGCL	Recitals
Dissenting Shares	3.05(a)
Domestication	Recitals

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Term	Section
Domestication Proposal	7.01(b)
DPA	4.22
DTC	3.02(b)
Effective Time	2.03(a)
Environmental Permits	4.16(e)
Equity Plan	7.07(a)
Equity Plans Proposal	7.01(b)
ERISA	4.10(a)
ERISA Affiliate	4.10(c)
ESPP	7.07(b)
Exchange Act	4.25
Exchange Agent	3.02(a)
Exchange Agreements	8.03(c)
Exchange Fund	3.02(a)
Extended Outside Date	9.01(b)
Facility Security Clearances	4.23(w)
Former Government Employee	4.23(s)
Full Year Unaudited Financial Statements	4.07(b)
GAAP	4.07(a)
Governmental Authority	4.05(b)
Holdco Option	3.01(a)(iv)
Intended Tax Treatment	Recitals
Interim Unaudited Financial Statements	4.07(c)
International Employee Plans	4.10(l)
IP Licenses	4.13(c)
IPO	6.04
IRS	4.10(h)
Law	4.05(a)
Lease	4.12(b)
Lock-Up Agreements	Recitals
March Balance Sheet	4.07(c)
Material Contracts	4.17(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	5.03(b)
New Parent Common Stock	Recitals
Outside Date	9.01(b)
Outstanding Company Transaction Expenses	3.04(a)

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Term	Section
Outstanding Parent Transaction Expenses	3.04(b)
Parent	Preamble
Parent Affiliate Agreement	5.18
Parent Board	Recitals
Parent Board Recommendation	7.02(a)
Parent Disclosure Schedule	V
Parent Plan	5.14
Parent SEC Reports	5.07(a)
Parent Shareholder Approval	5.10(b)
Parent Stock Proposal	7.01(b)
PCAOB Financials	7.15
Plan	4.10(a)
Post-Closing Parent Bylaws	Recitals
Post-Closing Parent Certificate of Incorporation	Recitals
Post-Closing Transaction Discussions	7.05
Preferred Bidder Status	4.23(h)
Privacy and Data Security Requirements	4.14(a)
Proposals	7.01(b)
Prospectus	6.04
Public Stockholders	6.04
Registration Rights Agreement	Recitals
Registration Statement	7.01(a)
Regulatory Filing	7.10(c)
Released Claims	6.04
Remedies Exceptions	4.04
Representatives	7.04(a)
SEC	5.07(a)
SEC Documents	4.27
Securities Act	5.07(a)
Security Clearances	4.23(x)
Senior Employee	4.11(j)
Sponsor	Recitals
Sponsor Co-Investor	Recitals
Sponsor Support Agreement	Recitals
Stockholder Support Agreements	Recitals
Surviving Corporation	2.02
Surviving Corporation Board	7.17(a)(i)
Tax	4.15(q)
Tax Return	4.15(q)
Taxes	4.15(q)
Terminating Company Breach	9.01(f)
Terminating Parent Breach	9.01(g)
Transaction Proposal	7.01(b)
Transfer Taxes	7.12(f)
Trust Account	5.13

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Term	Section
Trust Agreement	5.13
Trust Fund	5.13
Trustee	5.13
WARN Act	4.11(k)
Written Consent	7.03

SECTION 1.03. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) All references herein to “$” or “dollars” shall be to U.S. dollars.

(f) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

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ARTICLE II.

DOMESTICATION; AGREEMENT AND PLAN OF MERGER

SECTION 2.01. Domestication. Subject to receipt of the Parent Shareholder Approval, prior to the Closing, Parent shall cause the Domestication to become effective in accordance with Section 388 of the DGCL and Part XII of the Cayman Act, including by (a) filing with the Delaware Secretary of State a Certificate of Corporate Domestication with respect to the Domestication, together with the Post-Closing Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and the DGCL, (b) completing and making and procuring all Parent Domestication Documents and (c) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands. In accordance with applicable Law, pursuant to and by virtue of the Domestication at the effective time of the Domestication and without any action on the part of any Parent shareholder, (i) each share of Parent Class A Common Stock and each share of Parent Class B Common Stock, each authorized pursuant to the Parent MAA and outstanding immediately prior to the effective time of the Domestication, shall be converted into one (1) share of New Parent Common Stock and (ii) the governing documents of Parent shall be the Post-Closing Parent Certificate of Incorporation and the Post-Closing Parent Bylaws until thereafter amended in accordance with the provisions thereof and the DGCL. In connection with the Domestication, in accordance with applicable Law and pursuant to the applicable Warrant Agreement, each Parent Warrant that is outstanding at the time of the Domestication and exercisable for one share of Parent Class A Common Stock shall convert automatically into a warrant exercisable for one share of New Parent Common Stock. The Company will reasonably cooperate with Parent with respect to the Domestication. This Agreement shall constitute a “plan of domestication” within the meaning of Section 388 of the DGCL such that, among other things, any corporate action to be taken by Parent from and after the effective time of the Domestication that is set forth herein shall be deemed authorized, adopted and approved, as applicable, by the Parent Board and Parent Shareholders, as applicable, and shall not require any further action by such board of directors or stockholders under the DGCL.

SECTION 2.02. The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.03. Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, as promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

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(b) Immediately prior to such filing of a Certificate of Merger in accordance with Section 2.03(a), a closing (the “Closing”) shall be held electronically through the exchange of documents via e-mail, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(c) Upon the Closing, Parent shall be renamed “Zapata Computing Holdings Inc.” or such other similar name as the Company and Parent may agree.

SECTION 2.04. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all of the property, rights, privileges, powers and franchises, and all other interests of the Company and Merger Sub shall be the property of the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.05. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Company Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety in the form of the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time (except that all references in the certificate of incorporation of Merger Sub (i) to its name, date of incorporation, registered office and registered agent shall instead refer to the name, date of incorporation, registered office and registered agent, respectively, of the Company as provided in the Company Certificate of Incorporation immediately prior to the Effective Time and (ii) naming the incorporator(s), the initial board of directors, or original subscribers for shares of Merger Sub shall be omitted), and as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter supplemented or amended in accordance with the DGCL and such certificate of incorporation.

(b) The parties shall take all requisite action such that at the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter supplemented or amended in accordance with the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

SECTION 2.06. Directors and Officers.

(a) The parties will take all requisite action such that the initial directors of the Surviving Corporation shall be the individuals selected by the Company or Parent, as the case may be, in accordance with Section 7.17(a), and the initial officers of the Surviving Corporation shall be the officers of the Company as of the date of this Agreement, or, in the event any of them is not an officer as of the Effective Time, then such other individual designated by the

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Company, each such director and officer to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed or, in either case, upon their earlier death, resignation, disqualification, or removal.

(b) Subject to any limitation imposed under applicable Laws and NYSE listing requirements and conditioned upon the occurrence of the Closing, the parties shall cause the Parent Board as of immediately following the Effective Time to be comprised of the individuals selected by the Company or Parent, as the case may be, in accordance with Section 7.17(a), and the initial officers of Parent to be the officers of the Company as of immediately prior to the Effective Time, each such director and officer to hold office in accordance with the provisions of the DGCL, the Post-Closing Parent Certificate of Incorporation and the Post-Closing Parent Bylaws and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed or, in either case, upon their earlier death, resignation, disqualification, or removal.

ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF COMPANY CAPITAL STOCK

SECTION 3.01. Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(i) (A) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares converted pursuant to Section 3.01(a)(ii)) shall be converted into the right to receive, and the holder of such share of Company Preferred Stock shall be entitled to receive, as applicable, the Per Share Preferred Stock Consideration in accordance with Subsections 2.1 through 2.3 of the Company Certificate of Incorporation (the “Deemed Liquidation Event Provisions”) and (B) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Common Stock Consideration in accordance with the Deemed Liquidation Event Provisions;

(ii) all shares of Company Capital Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation; and

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(iv) each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted at the Effective Time into an option to purchase, on the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time, including applicable vesting conditions, the number of shares of New Parent Common Stock (rounded down to the nearest whole number) (such option, a “Holdco Option”) determined by multiplying the Company Common Stock subject to the Company Option immediately prior to the Effective Time by the Per Share Common Stock Consideration and rounding the resulting number down to the nearest whole number of shares of New Parent Common Stock, at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price for the shares of Company Common Stock subject to the Company Option, as in effect immediately prior to the Effective Time, by the Per Share Common Stock Consideration; provided, however, that the exercise price and the number of shares of New Parent Common Stock subject to the Holdco Options shall be determined in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this subsection including but not limited to (1) any amendment of the Company Option Plan and any other ancillary documentation and (2) the signing of the relevant documentation with the Company Optionholders.

(b) At the Effective Time, Parent shall issue shares of New Parent Common Stock to the holders of Senior Notes then outstanding in accordance with the terms of the Senior Notes and the Exchange Agreements.

(c) Notwithstanding anything to the contrary contained herein, no fraction of a share of New Parent Common Stock will be issued by virtue of the Merger or the other Transactions and, for purposes of calculating the aggregate amount of shares of New Parent Common Stock issuable to each holder of shares of Company Capital Stock pursuant to the terms of this Section 3.01, all shares of Company Capital Stock held by such holder shall be aggregated amongst themselves and the aggregate number of shares of New Parent Common Stock to be issued in respect of such aggregate number of shares held by such holder shall be rounded down to the nearest whole number. No cash settlements shall be made with respect to fractional shares or units eliminated by rounding. Notwithstanding anything contained herein to the contrary, the value of the aggregate amount of Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration payable pursuant to this Agreement excluding Section 3.01(b) (the “Aggregate Consideration”) (with each share of New Parent Common Stock comprising a part of the Aggregate Consideration deemed to have a value of ten dollars ($10) per share) plus the value of the aggregate number of shares New Parent Common Stock issuable pursuant to Holdco Options determined pursuant to Section 3.01(a)(iv) (with each share of New Parent Common Stock issuable pursuant to the Holdco Options deemed to have a value of ten dollars ($10) per share) shall not exceed the Consideration Cap. The Company Board has determined in good faith that the value of each share of New Parent Common Stock to be issued pursuant to the terms of this Agreement shall have a value of ten dollars ($10) per share pursuant to Section 2.3.3 of the Company Certificate of Incorporation. For the avoidance of doubt, shares of New Parent Common Stock issuable to the holders of Senior Notes upon conversion of Senior Notes shall not be included in the Aggregate Consideration, and shall be issued pursuant to Section 3.01(b).

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SECTION 3.02. Exchange of Company Capital Stock.

(a) Exchange Agent. On the Closing Date, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Parent and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Capital Stock, for exchange in accordance with this Article III, the number of shares of New Parent Common Stock sufficient to deliver the Aggregate Consideration payable with respect thereto pursuant to Section 3.01 (such shares of New Parent Common Stock, together with any dividends or distributions with respect thereto (pursuant to Section 3.02(c), being hereinafter referred to as the “Exchange Fund”)). Upon the completion of such deposit, Parent shall have no liability with respect to its obligation to deliver the Aggregate Consideration payable or deliverable by Parent pursuant to this Agreement. Parent shall direct the Exchange Agent pursuant to irrevocable instructions, to pay the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c), the Exchange Fund shall not be used for any other purpose. All shares deposited hereunder shall not be certificated.

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of record of shares of Company Capital Stock which were converted pursuant to Section 3.01(a)(i) into the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, instructions for use in effecting the surrender of shares of Company Capital Stock (all of which shares are uncertificated and evidenced only by book entry in the Company’s stock ledger (“Book-Entry Shares”)) in exchange for the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, as applicable, in book-entry form. Upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holder of a share of Company Capital Stock which was converted pursuant to Section 3.01(a)(i) into the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, in book-entry form, without interest, for each share of Company Capital Stock surrendered. The shares of New Parent Common Stock to be delivered as Per Share Common Stock Consideration and Per Share Preferred Stock Consideration shall be settled through The Depository Trust Company, a central securities clearing depository existing under the Laws of the State of New York, United States of America, having its address at 55 Water Street, New York, NY 10041, United States of America (“DTC”) and issued in uncertificated book-entry form through the procedures of DTC, other than any New Parent Common Stock subject to lock-up pursuant to a Lock-Up Agreement, which shares of New Parent Common Stock shall be delivered in direct registration book-entry form in accordance with the procedures of the Parent’s transfer agent. If payment of the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, is

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to be made to a person other than the person in whose name the surrendered Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (i) the person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the person requesting such payment shall pay to the Exchange Agent any transfer and similar Taxes required by reason of the payment of the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, to a person other than the registered holder of the Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Exchange Agent that such transfer or similar Tax either has been paid or is not applicable.

(c) Distributions with Respect to Unexchanged Shares of New Parent Common Stock. All shares of New Parent Common Stock to be issued as the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, shall be deemed issued and outstanding as of the Effective Time; provided, that no dividends or other distributions declared or made after the Effective Time with respect to shares of New Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Book-Entry Shares with respect to the shares of New Parent Common Stock to be issued in exchange therefor until the holder of such Book-Entry Shares surrenders such Book-Entry Shares in accordance with Section 3.04(b). Subject to the effect of escheat, Tax or other applicable Laws, following the surrender of any such Book-Entry Shares, the holder of the Book-Entry Shares representing whole shares of New Parent Common Stock issued in exchange therefor will be paid, without interest and subject to any applicable withholding Tax, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of New Parent Common Stock and (ii) at the applicable payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such share of New Parent Common Stock.

(d) No Further Rights in Company Capital Stock. The Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, payable upon conversion of the Company Capital Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Capital Stock.

(e) Adjustments to Per Share Merger Consideration. The Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, as applicable, shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date of this Agreement and prior to the Effective Time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of the Company) to provide to the holders of Company Capital Stock and the holders of New Parent Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02(e) shall not be construed to permit Parent, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement; provided, further, that the conversion of Parent Class A Common Stock and Parent Class B Common Stock pursuant to the Domestication shall not be deemed a stock split, share subdivision, reverse stock split, share consolidation, stock dividend, reorganization, reclassification, recapitalization, combination, exchange of shares or like change for purposes of this Section 3.02(e).

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(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Capital Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Capital Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to Parent for the Common Stock Consideration and the Per Share Preferred Stock Consideration, as applicable. Any portion of the Exchange Fund remaining unclaimed by holders of Company Capital Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Parent, Merger Sub, the Company or the Surviving Corporation shall be liable to any holder or former holder of Company Capital Stock for any such Company Capital Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(h) Consideration Schedule. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a consideration schedule (the “Consideration Schedule”) setting forth in accordance with Section 3.01 and the Company Certificate of Incorporation: (a) (i) the name of each Company Stockholder as of such time, (ii) the number of shares of Company Common Stock held thereby, (iii) the number of shares of each series of Company Preferred Stock held thereby, (iv) the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration and (v) the number of shares of New Parent Common Stock to be delivered to each Company Stockholder pursuant to Section 3.01 based on the foregoing subclauses (i) through (iv); (b) (i) the name of each Company Optionholder, (ii) the number of shares of Company Common Stock subject to each Company Option held thereby, and (iii) the exercise price of each such Company Option; and (c) (i) the number of Holdco Options and (ii) the exercise price of each such Holdco Option, and (d) a certification, duly executed by an authorized officer of the Company, that the information delivered pursuant to clauses (a), (b) and (c) is, and will be as of immediately prior to the Effective Time, true and correct in all respects. Notwithstanding anything contained herein to the contrary, (i) the sum obtained by adding the aggregate New Parent Common Stock issuable (x) as Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration and (y) upon exercise of Holdco Options shall not exceed twenty million shares of New Parent Common Stock. The Company will review any comments to the Consideration Schedule provided by Parent or any of its Representatives and consider in good faith all reasonable comments on the final Consideration Schedule. Notwithstanding anything contained herein to the contrary, and for avoidance of doubt, for purposes of the Consideration Schedule, (A) the calculation of Per Share Preferred Stock Consideration referenced in Section 3.01(a)(i)(A) shall be completed prior to the calculation of Per Share Common Stock Consideration referenced in Section 3.01(a)(i)(B); (B) calculations of the Per Share Preferred Stock Consideration in accordance with the Deemed Liquidation Provisions shall be made on the basis that the aggregate value of the consideration payable to holders of Company Capital Stock and Company Optionholders under this Agreement

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is equal to the Consideration Cap; (C) to the extent the Deemed Liquidation Provisions require a calculation of the number of fully diluted shares of Company Common Stock, the Company shall calculate such number of fully diluted shares to reflect, as of an applicable date, a number equal to the sum of (x) the number of outstanding shares of Company Common Stock as of such applicable date, (y) the number of shares of Company Common Stock that the outstanding shares of Company Preferred Stock as of such applicable date would convert into (on an as-converted basis) in accordance with Section 4 of the Company Certificate of Incorporation, and (z) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all then-outstanding Company Options (other than Out-of-the-Money Options), assuming such exercise was effected on a cashless net basis pursuant to which the Company withholds (and does not issue) shares of Company Common Stock with a value equal to the aggregate amount of the exercise price and all applicable withholding taxes.

(i) Withholding Rights. Notwithstanding anything to the contrary, each of the Exchange Agent, the Surviving Corporation, the Company, Parent, their respective affiliates and any other applicable withholding agent shall be entitled to deduct and withhold (or to cause to be deducted and withheld) from the consideration or other amount payable (whether payable in Parent Common Stock, cash or otherwise) pursuant to this Agreement such amounts as such person is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law. Any such amounts so deducted and withheld shall be properly remitted to, and in the form required by, the appropriate Taxing Authority, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to, or on behalf of, the person in respect of which such deduction and withholding was made. Without limiting the foregoing, other than (x) with respect to compensatory payments and (y) in connection with the failure of the Company to provide the certification described in Section 8.02(e), Parent shall use commercially reasonable efforts to provide recipients of consideration or other payments under this Agreement a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholding.

SECTION 3.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares that evidenced ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock other than the right to receive (a) the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, as applicable, and (b) any dividends or other distributions to which such holder is entitled pursuant to Section 3.02(c), in each case, without interest (subject to any applicable withholding Tax), except as otherwise provided for herein or by applicable Law.

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SECTION 3.04. Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of the Company for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date and are being paid at Closing as part of the Closing funds flow in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, following the Closing, Parent shall pay or procure that the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company Stockholders.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Parent shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Parent or Merger Sub, for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Parent or Merger Sub in connection with the preparation, negotiation and execution of this Agreement, the consummation of the Transactions or otherwise in connection with Parent’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Parent Transaction Expenses”). On the Closing Date, as part of the Closing funds flow in connection with the Transactions, Parent shall pay or shall procure that the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Parent Transaction Expenses. For the avoidance of doubt, the Outstanding Parent Transaction Expenses shall not include any Outstanding Company Transaction Expenses.

(c) Except as expressly set forth elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall pay or cause to be paid any Outstanding Parent Transaction Expenses or Outstanding Company Transaction Expenses other than in accordance with this Section 3.04.

SECTION 3.05. Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Capital Stock (“Dissenting Shares”) that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders or beneficially owned by other Persons who, in either case, shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Capital Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights under Section 262 of the DGCL shall not be converted into, and such stockholders and beneficial owners shall have no right to receive, the applicable Per Share Common Stock Consideration or Per Share Preferred Stock Consideration, as applicable, unless and until such stockholder or beneficial owner fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL, and shall instead represent the right to receive only such rights as are granted to such holder or beneficial owner by Section 262

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of the DGCL. Any shares of Company Capital Stock as to which the stockholder or beneficial owner thereof fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Capital Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Common Stock Consideration or Per Share Preferred Stock Consideration, as applicable, without any interest thereon, in accordance with the procedure set forth in Section 3.02(b).

(b) Prior to the Closing, the Company shall give Parent (i) prompt notice (and in any event within two (2) Business Days) of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure letter delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”) (which disclosure in the Company Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article IV that corresponds to the section or subsection of the Company Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article IV to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is presently being conducted and contemplated to be conducted as of the date of this Agreement. The Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other person.

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SECTION 4.02. Organizational Documents. The Company has prior to the date of this Agreement made available to Parent a true, complete and correct copy of the certificate of incorporation and bylaws of the Company, each as amended prior to the date of this Agreement. Such certificate of incorporation and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

SECTION 4.03. Capitalization.

(a) The authorized capital stock of the Company consists of 23,500,000 shares of Company Common Stock and 14,647,823 shares of Company Preferred Stock. As of the date of this Agreement, (i) 5,102,112 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held in treasury, (iii) 14,222,580 shares of Company Preferred Stock are issued and outstanding, and (iv) no shares of Company Preferred Stock are held in treasury. The Company has reserved and proposes to reserve an aggregate of 4,439,478 shares of Company Common Stock under the Company Option Plan, of which as of the date of this Agreement, (A) Company Options to purchase 3,508,957 shares of Company Common Stock are outstanding and (B) Company Options to purchase 91,421 shares of Company Common Stock remain available for allocation under the Company Option Plan. Set forth on Section 4.03(a) of the Company Disclosure Schedule is a true, correct and complete list of each holder of shares of Company Common Stock, Company Preferred Stock or other equity equivalents (other than Company Options) and the number of shares of Company Common Stock, Company Preferred Stock and equity equivalents (other than Company Options) held by each such holder as of the date hereof.

(b) Other than the Company Options and the Senior Notes, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock. The Company is not a party to, nor otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Except as set forth in Section 4.03(b) of the Company Disclosure Schedule, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Capital Stock or any of the equity interests or other securities of the Company.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding under the Company Option Plan: (i) the name of the Company Option recipient; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted; (v) the date on which such Company Option expires; and (v) the vesting schedule of the Company Option, including the terms of any acceleration rights thereunder. The Company has prior to the date of this Agreement made available to Parent true, complete and correct copies of the Company Option Plan and each of the agreements related to the Company Options granted pursuant to the Company Option Plan. No Company Option was granted with an exercise price per share less than the fair market value of the underlying shares of Company Common Stock as of the date such Company Option was granted. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has no commitment to grant Company Options that have not yet been granted as of the date of this Agreement.

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(d) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company and all outstanding Company Options have been issued and granted in compliance with (A) all applicable Securities Laws and other applicable Laws, (B) the terms of the Company Option Plan (if applicable) and (C) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(f) The Company Stockholders collectively own directly and beneficially and of record, all of the equity of the Company (which is represented by the issued and outstanding shares of the Company). Except for the shares of the Company held by the Company Stockholders, the Company Options and the Senior Notes, if any, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest of the Company is authorized, reserved or issued and outstanding.

(g) All outstanding shares of Company Capital Stock have been issued and granted in compliance with (i) applicable securities laws and other applicable laws and (ii) any pre-emptive rights and other similar requirements set forth in applicable contracts to which the Company is a party.

(h) Each share of Company Capital Stock that is issued and outstanding as of immediately prior to the Effective Time is uncertificated and evidenced only by book entry in the Company’s stock ledger.

SECTION 4.04. Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Requisite Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Requisite Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been, and the other Transaction Documents to which the Company is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by the Company and, assuming the due

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authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would constitute the Requisite Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions. The Company Board Approval is sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Stockholder Support Agreement, any Ancillary Agreement or any of the other Transactions. No other state takeover statute is applicable to the Merger or the other Transactions.

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is or will at the Closing be a party does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate any provision of, or result in the breach of, the certificate of incorporation, bylaws or other organizational documents of the Company or its subsidiaries, (ii) conflict with or violate any United States or non-U.S. statute, law, ordinance, regulation, rule, code, executive order, award, injunction, judgment, decree or other order (“Law”) applicable to the Company or its subsidiaries or by which any property or asset of the Company or its subsidiaries is bound or affected, or (iii) violate, conflict with, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Material Contract, whether or not set forth on Section 4.17 of the Company Disclosure Schedule, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any U.S. federal, state, county or local or non-U.S. government, governmental, regulatory, administrative or taxing authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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SECTION 4.06. Permits; Compliance.

(a) The Company and each of its subsidiaries is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company or its subsidiaries, as applicable, to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened.

(b) The Company is not in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company, or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its subsidiaries, taken as a whole.

SECTION 4.07. Financial Statements.

(a) The Company has prior to the date of this Agreement made available to Parent a true, complete and correct copy of the audited balance sheet of the Company for the year ended December 31, 2020 (and the audited statements of operations, cash flows and stockholders’ equity of the Company for the year ended December 31, 2020) (the “Audited Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule. The Audited Financial Statements (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, (ii) fairly present, in all material respects, the consolidated financial position, results of operations, income (loss), change in equity and cash flows of the Company and its subsidiaries as at the date thereof and for the period indicated therein, and (iii) was derived from, and accurately reflect in all material respects, the books and records of the Company and its subsidiaries, in each case, except as otherwise noted therein.

(b) The Company has prior to the date of this Agreement made available to Parent true, complete and correct copies of the unaudited balance sheet of the Company for the years ended December 31, 2021 and December 31, 2022 (and the unaudited statements of operations, cash flows and stockholders’ equity of the Company for the years ended December 31, 2021 and December 31, 2022) (collectively, the “Full Year Unaudited Financial Statements”), which are attached as Section 4.07(b) of the Company Disclosure Schedule. Each of the Full Year Unaudited Financial Statements (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (ii) fairly presents, in all material respects, the consolidated financial position, results of operations, income (loss), change in equity and cash flows of the Company and its subsidiaries as at the date thereof and for the period indicated therein, and (iii) were derived from, and accurately reflect in all material respects, the books and records of the Company and its subsidiaries, in each case, except as otherwise noted therein.

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(c) The Company has prior to the date of this Agreement made available to Parent true, complete and correct copies of the unaudited balance sheet of the Company as of March 31, 2023 (the “March Balance Sheet”) (and the related unaudited statements of operations, cash flows and stockholders’ equity of the Company for the three-month period then ended) (collectively, the “Interim Unaudited Financial Statements”), which are attached as Section 4.07(c) of the Company Disclosure Schedule. Each of the Interim Unaudited Financial Statements (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and (ii) fairly presents, in all material respects, the consolidated financial position, results of operations, income (loss), change in equity and cash flows of the Company and its subsidiaries as at the date thereof and for the period indicated therein, and (iii) were derived from, and accurately reflect in all material respects, the books and records of the Company and its subsidiaries, in each case, except as otherwise noted therein and subject to normal and recurring year-end adjustments, none of which are individually or in the aggregate material.

(d) Except as and to the extent set forth on the Interim Unaudited Financial Statements and the March Balance Sheet, the Company has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet of the Company or its subsidiaries (and the notes thereto) prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of such March Balance Sheet, (ii) obligations for future performance under any contract to which the Company is a party or (iii) liabilities and obligations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Since the Lookback Date, (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(f) To the knowledge of the Company, except as set forth on Section 4.07(f) of the Company Disclosure Schedule, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. Neither the Company nor, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

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(g) Except as set forth on Section 4.07(g) of the Company Disclosure Schedule, all accounts payable of the Company reflected on the March Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the March Balance Sheet, the Company has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

SECTION 4.08. Absence of Certain Changes or Events. Since December 31, 2022 and prior to the date of this Agreement: (A) except as otherwise reflected in the Interim Unaudited Financial Statements, or as expressly contemplated by this Agreement, (i) the Company has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, (ii) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (including ownership in Intellectual Property Rights and Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, and (iii) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01; and (B) there has not been any Effect that has had, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 4.09. Absence of Litigation. Except as set forth on Section 4.09 of the Company Disclosure Schedule, there is no material litigation, suit, claim, action, arbitration, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company, its subsidiaries, or any property or asset of the Company or its subsidiaries before any Governmental Authority. Neither the Company nor its subsidiaries, nor any material property, asset or business of the Company or its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Plans. For purposes herein, a “Plan” is defined as: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including without limitation, any equity or equity-based compensation (including without limitation stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, welfare, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, unemployment, severance, termination, collective bargaining, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, indemnification or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by the Company, or any ERISA Affiliate (as defined below) or to which the Company contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors, directors or other service providers of the Company or their spouses, beneficiaries or dependents, or with respect to which the Company has or may have any liability, contingent or otherwise.

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(b) With respect to each Plan, the Company has prior to the date of this Agreement made available to Parent: correct and complete copies of (or to the extent no copy exists, an accurate summary of such documents): (i) documents embodying each Plan, including all amendments thereto and all related trust documents, (ii) if the Plan is funded, the most recent annual and periodic accounting of Plan assets, (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan, (iv) all material current written agreements and contracts relating to each Plan, including administrative service agreements and group insurance contracts, (v) all material, non-routine correspondence to or from any governmental agency relating to any Plan since the Lookback Date, (vi) all current policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan, (vii) all discrimination tests for each Plan for the three (3) most recent plan years, if any, required under ERISA or the Code, (viii) the most recent IRS determination or opinion letter issued with respect to each Plan, if any, required under ERISA or the Code, (ix) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable) and (x) the most recent actuarial valuation.

(c) Except as set forth on Section 4.10(c) of the Company Disclosure Schedule, none of the Plans is or has ever been, nor does the Company or any ERISA Affiliate have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA or (v) other pension plan, in each case, regardless of whether or not it is subject to Title IV of ERISA. No circumstance or condition exists that would reasonably be expected to result in any liability of the Company to any multiemployer plan or other pension plan that is subject to Title IV of ERISA and that is maintained by an ERISA Affiliate of the Company. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code. No Plan is a “defined benefit plan”, within the meaning of Section 3(35) of ERISA, and the Company has no liability (contingent or otherwise) with respect to any such plan.

(d) The Company has never maintained, established sponsored, participated in or contributed to any self-insured plan that provides medical, dental or other similar welfare benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(e) The Company is not and will not be obligated, whether under any Plan or otherwise, to pay separation, severance, unemployment compensation, termination, golden parachute, bonus or similar benefits to any person as a result of any of the Transactions (either alone or in combination with another event), nor will any of the Transactions accelerate the time

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of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual. No payment or series of payments that would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or any other applicable Law, has been made or will be made by the Company, directly or indirectly, to any current or former employee, officer, independent contractor, or director in connection with the execution of this Agreement or as a result of the consummation of the Transactions.

(f) None of the Plans provides, nor does the Company have any obligation to provide retiree medical benefits to any current or former employee, officer, director or consultant of the Company after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any other applicable Law.

(g) (i) Each Plan has operated and been administered in accordance with its terms and in compliance in all material respects with the requirements of all applicable Laws including, without limitation, ERISA, the Patient Protection Affordable Care Act and the Code, (ii) no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, no fact or event exists that would reasonably be expected to give rise to any such Action, and (iii) no Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(h) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the U.S. Internal Revenue Service (“IRS”) that the Plan is so qualified and each trust established in connection with such Plan is exempt from U.S. federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(i) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

(j) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has, in all material respects, been administered and operated, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could be expected to be incurred by a participant in any such Plan.

(k) The Company has no obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of the Company for any Taxes, interest or penalties incurred in connection with any Plan (including any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).

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(l) Each Plan that is subject to the applicable Law of a jurisdiction other than the United States (whether or not United States Law applies) or that is maintained primarily for the benefit of any Company service provider whose primary work location or residence is based outside of the United States (the “International Employee Plans”), has been established, maintained, funded, operated, and administered in compliance with its terms and conditions and with the requirements prescribed by any applicable Laws. No International Employee Plan has material unfunded or underfunded liabilities that as of the Effective Time will not be fully accrued for in its financial statements or fully offset by insurance with respect to any “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement.

SECTION 4.11. Labor and Employment Matters.

(a) Schedule 4.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of the Company as of the date of this Agreement, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) classification as exempt or non-exempt for overtime purposes; (vi) state and country of work location; (vii) commission, bonus or other incentive based compensation, and (viii) accrued but unpaid vacation or paid time off balance; and (ix) with respect to any employees on a leave of absence, the date the leave commenced and the expected date of return to work for such employee. Except as set forth on Schedule 4.11(a) of the Company Disclosure Schedule, as of the date of this Agreement, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company for services performed on or prior to the date of this Agreement have been paid in full (or accrued in full in the Company’s financial statements).

(b) Schedule 4.11(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete and correct list of all individuals who perform services for the Company as (i) an independent contractor, (ii) a leased employee, or (iii) an unpaid intern, including for each such individual, his or her name, the services he or she performs, his or her rate of compensation, his or her state and county where they perform work, and any bonus entitlement.

(c) Except as set forth on Section 4.11(c) of the Company Disclosure Schedule, the employment of each employee of the Company is terminable at will by the Company and upon termination of the employment of any such employee, no severance or other payments will become due. Except as set forth on Section 4.11(c) of the Company Disclosure Schedule, each former employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(d) To the knowledge of the Company, no officer or executive of the Company intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an officer or executive of the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing.

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(e) (i) except as set forth on Section 4.11(e) of the Company Disclosure Schedule, there are no Actions pending or, to the knowledge of the Company, threatened against the Company by any of its current or former employees or independent contractors; (ii) the Company is not, and has not been a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) neither the Company, nor, to the knowledge of the Company, any employees, has committed any unfair labor practice within the meaning of the National Labor Relations Act or any similar Law and there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board or before the corresponding Governmental Authority in any jurisdiction that the Company is subject to, or to the knowledge of the Company, threatened; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company.

(f) The Company is and has been in compliance in all respects with all applicable Laws and applicable COVID-19 Measures relating to the employment of labor, including, without limitation, those relating to terms and conditions of employment, health and safety, employee classification, wages, hours, immigration, equal opportunity, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, discrimination, labor relations, layoffs or plant closings, furloughs, collective bargaining, proper classification of all persons who performed services on behalf of the Company (including for purposes of determining eligibility to participate in any Plan and for purposes of the Fair Labor Standards Act), the proper classification of employees and independent contractors, the maintenance and handling of personnel records, occupational health and safety, sick time and leave and disability. All of the individual persons who have performed services for or on behalf of the Company are and have been authorized to work for the Company in accordance with all applicable Laws.

(g) The Company is not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(h) All individuals who perform or have performed services for the Company have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and state Law), and no such individual has been improperly included or excluded from any Plan, and the Company has no notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(i) Except as set forth on Section 4.11(i) of the Company Disclosure Schedule, the Company has not received any allegations of sexual or other unlawful harassment or discrimination against (i) any officer of the Company or (ii) any employee of the Company at a level of Vice President or above.

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(j) To the knowledge of the Company, no employee of the Company at the level of Senior Vice President or above (each a “Senior Employee”) is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation to the Company. To the knowledge of the Company, no former employer of any Senior Employee has alleged that such employee is in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation with or to such former employer.

(k) The Company has never effectuated a “mass layoff” or “plant closing” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) or as defined in the corresponding applicable Law, or comparable group layoff or taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law, affecting in whole or in part any facility, site of employment, operating unit or employee of the Company. No employee of the Company has suffered an “employment loss” (as defined in the WARN Act or in the corresponding applicable Law any jurisdiction to which the Company is subject) during the ninety (90)-day period ending on the date of this Agreement or the comparable period set forth in corresponding applicable Law.

(l) Except as has been mandated by Governmental Authority, as of the date of this Agreement, the Company has not had any direct workforce changes due to COVID-19 or applicable COVID-19 Measures, including any actual terminations, layoffs, furloughs, shutdowns (whether voluntary or by order of a Governmental Authority), or any changes to benefit or compensation programs, nor are any such changes currently contemplated.

SECTION 4.12. Real Property; Title to Assets.

(a) Neither the Company nor any of its subsidiaries owns any real property.

(b) True, complete and correct copies of each lease, sublease, license, sublicense, and other occupancy agreements, pursuant to which the Company or any of its subsidiaries leases, subleases, licenses, sublicenses, or otherwise occupies any real property, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto (each, a “Lease”), as of the date of this Agreement have prior to the date of this Agreement been made available to Parent or its counsel. There are no leases, subleases, concessions or other contracts granting to any person other than the Company the right to use or occupy any real property subject to a Lease. All such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions. There is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any of its subsidiaries, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company.

(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any of its subsidiaries to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(d) The Company or one of its subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid and existing leasehold, license, subleasehold, or sublicense interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company. The Leased Real Property constitutes all real property currently used in the business.

SECTION 4.13. Intellectual Property Rights.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, complete and correct list of all: (i) registered Company-Owned IP and exclusive Company-Licensed IP (showing for each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), and (ii) any Software or Business Systems, owned by, purported to be owned by, or exclusively licensed to the Company that are material to the business of the Company as currently conducted. The Company has paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such registered Intellectual Property Rights, and none of such registered Intellectual Property Rights has been abandoned or cancelled (other than (A) on the expiration of the full term for such registered Intellectual Property Rights, or (B) abandonment or cancellation that was made in the Company’s reasonable business judgment consistent with its business practice). The Company IP constitutes all Intellectual Property used in the operation of the business of the Company and is sufficient for the conduct of such business as currently conducted.

(b) The Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use, all Company-Licensed IP. All Company-Owned IP is subsisting, and to the knowledge of the Company, valid and enforceable, in full force and effect. No loss or expiration of any of the Company-Owned IP, or any of the Company-Licensed IP, is threatened, or pending. None of the Company-Owned IP is subject to any joint ownership, and the Company is not a party to or bound by any contract that limits, restricts, or impairs its ability to use, sell, transfer, assign, license, or convey any of the Company-Owned IP. The Company has not conducted and is not conducting the business in a manner that would result in (or to the knowledge of the Company, could reasonably be expected to result in) the cancellation or unenforceability of any Company-Owned IP.

(c) Prior to the date of this Agreement, the Company has made available to Parent all contracts (i) pursuant to which the Company uses any Company-Licensed IP, or (ii) pursuant to which the Company has granted to a third party any right in or to any Company-Owned IP, but excluding (A) non-exclusive licenses of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s standard form customer agreements as have been provided to Parent on or prior to the date of this Agreement; (B) licenses granted to service providers who access Company-Owned IP on behalf of the Company as part of their provision of services; (C) nondisclosure

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agreements entered into in the ordinary course of business; and (D) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than $75,000 (collectively, the “IP Licenses”). Each IP License is valid, binding in full force and effect, and enforceable. Neither the Company nor, to the knowledge of the Company, any other party thereto is, in material breach or violation of or default under any IP License. Upon the Closing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company will continue to have the right to use all Company-Licensed IP on substantially the same terms and conditions as the Company enjoyed immediately prior to the Closing. The Company has not received any written notice from a third party that such third party intends to terminate or not renew any IP License.

(d) The Company has taken and takes reasonable actions to maintain, protect and enforce Intellectual Property Rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. The Company has not disclosed and there has been no disclosure of any trade secrets or other Confidential Information to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or intentionally in the conduct of the Company’s business in the ordinary course including the marketing, sale, distribution and maintenance of Products. The Company’s trade secrets are kept in a restricted repository and individual trade secrets are provided to those employees who need to know the information in order to perform their job function, or for vendors who are on a need to know basis in order to meet the Company’s equipment specifications.

(e) (i) There have been no claims properly filed and served, or threatened in writing to be filed, against the Company in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property Rights of other persons (including any material demands or offers to license any Intellectual Property Rights from any other person); (ii) the operation of the business of the Company (including the Products) has not infringed and does not infringe, misappropriate or violate, any Intellectual Property Rights of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated, or violated any of the Company-Owned IP; (iv) regarding any of the foregoing (i) or (iii), the Company has not received any formal written opinions of legal counsel; and (v) regarding (ii), the Company has not received written reports from legal counsel that have been used to identify the Company’s freedom to operate.

(f) All persons, including all current officers, management employees, and technical and professional employees of the Company who have contributed or developed any Company IP have executed valid and written agreements with the Company substantially in the form made available to Parent prior to the date of this Agreement, pursuant to which such persons presently assign to the Company all of their right, title, and interest in and to such Company IP, except to the extent ownership is vesting in the Company by operation of Law.

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(g) No Open Source Software is contained in, distributed with, or linked to any Products in a manner that imposes on such Products or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such Products or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works or (iii) be licensed as Open Source Software. The Company has not breached and is in compliance with the terms of all Open Source Software used by the Company.

(h) Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is not a member or promoter of, or a contributor to, or has made any commitments or agreements regarding any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company to grant or offer to any other person any license or other right to any Company-Owned IP.

(i) The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the conduct of the business of the Company as currently conducted, and to the knowledge of the Company, as contemplated to be conducted as of the date of this Agreement, and do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any Software. There has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereunder will not result in a loss of rights by the Company in, to or under any Business Systems.

(j) No employee, officer, director, or agent of the Company has been debarred or otherwise forbidden by any applicable Law or any Governmental Authority (including judicial or agency order) from involvement in the operations of a business such as that of the Company.

(k) All current officers, management employees, and technical and professional employees of the Company are under written obligation to the Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment.

SECTION 4.14. Data Processing; Privacy; Security.

(a) The Company has at all times been in compliance with all applicable (i) Law, (ii) policies, statements, representations, or notices, (iii) industry standards (including, as applicable, the Payment Card Industry Data Security Standard) by which it is bound, and (iv) requirements of any Contract, in each case, relating to the Processing of Company Data, privacy, data protection, or data security (collectively, the “Privacy and Data Security Requirements”), except, in each case, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company. The Company has at all applicable times had all material rights, consents, and authorizations to Process Company Data as Processed by or for the Company, and such rights, consents and authorizations will not be affected by the consummation of the transactions contemplated by this Agreement. There has been no material Action against the Company relating to the Processing of Company Data, privacy, data protection, data security, or the confidentiality, availability, or integrity of any Business System or Company Data, and to the knowledge of the Company, no such Action has been threatened.

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(b) The Company has implemented reasonable and appropriate plans, policies, and measures to preserve and protect the confidentiality, availability, security, and integrity of all Business Systems and Company Data, including data security, disaster recovery, incident response and business continuity measures, facilities, policies, and plans. There has been no material breach, security incident, or successful ransomware, denial of access attack, denial of service attack, hacking, or similar event with respect to any Business System, nor any accidental, unlawful, or unauthorized access to, or other Processing of, Company Data.

SECTION 4.15. Taxes.

(a) The Company and each of its subsidiaries: (i) has filed (or caused to be filed) all income and other material Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and correct in all material respects; (ii) has paid all material Taxes that are due and payable by it under applicable Law (whether or not shown on a Tax Return); (iii) has not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is still in effect; and (iv) does not currently have any deficiency claim, audit, examination, investigation or other similar proceeding in respect of Taxes or Tax matters that is pending or proposed or threatened by a Taxing Authority in writing.

(b) None of the Company or any of its subsidiaries is a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of Tax credits or Tax losses, but excluding any agreement, contract, arrangement or commitment (i) of which only the Company and/or any of its subsidiaries are parties or (ii) that is entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(c) None of the Company or any of its subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) use of an improper method of accounting prior to the Closing; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iv) any prepaid amount received prior to the Closing; or (v) installment sale made prior to the Closing.

(d) The Company and each of its subsidiaries has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing by it to any current or former employee, independent contractor, creditor, shareholder or other third party.

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(e) None of the Company or any of its subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was the Company).

(f) None of the Company or any of its subsidiaries has any material liability for the Taxes of any other person (other than the Company or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise by operation of applicable Law (other than liabilities in respect of any contract entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(g) None of the Company or any of its subsidiaries (i) has received a private letter ruling, technical advice memorandum or similar material agreement or ruling from a Taxing Authority or (ii) has a request for such an agreement or ruling in respect of Taxes pending between the Company and/or any of its subsidiaries, on the one hand, and any Taxing Authority, on the other hand.

(h) The Company has prior to the date of this Agreement made available to Parent true, complete and correct copies of the U.S. federal income Tax Returns actually filed by the Company and each of its subsidiaries for their taxable years 2020, 2021 and 2022.

(i) None of the Company or any of its subsidiaries has, in any year for which the applicable statute of limitations remains open, distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) None of the Company or any of its subsidiaries has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) The Company currently conducts a business. Such business is the Company’s “historic business” within the meaning of Treasury Regulations Section 1.368-1(d), and no assets of the Company have been sold, transferred, or otherwise disposed of that would prevent the Surviving Corporation from continuing the “historic business” of the Company or from using a “significant portion” of the Company’s “historic business assets” in a business following the Merger, as such terms are used in Treasury Regulations Section 1.368-1(d).

(l) There are no Liens for material Taxes upon any assets of the Company or any of its subsidiaries, except for Permitted Liens.

(m) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of the Company or any of its subsidiaries has received written notice from a non-U.S. Taxing Authority that it has a permanent establishment (within the meaning of an applicable income Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) No written claim has been made in the last three (3) years by a Taxing Authority in a jurisdiction in which the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation in that jurisdiction, which claim has not been resolved.

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(o) As of the date of this Agreement, to the knowledge of the Company, there are no facts, circumstances or plans, and none of the Company or any of its subsidiaries has taken or agreed to take any action, in each case not contemplated by this Agreement or any Ancillary Agreement, that, either alone or in combination, would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(p) The Company is not an “investment company” as such term is used in Section 368(a)(2)(F) of the Code.

(q) As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) means all U.S. federal, state, local and non-U.S. taxes or other imposts, duties, fees and charges, in each case, that are in the nature of taxes imposed by a Governmental Authority, including (without limitation) income, profits, franchise, gross receipts, environmental, capital stock, severance, stamp, payroll, sales, goods and services, employment, unemployment, disability, use, real or personal property, digital services, escheat, alternative minimum, estimated, withholding, customs, excise, production, value added and occupancy taxes, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions and (ii) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be filed with a Taxing Authority relating to Taxes.

SECTION 4.16. Environmental Matters.

(a) The Company is and has been, since the Lookback Date, in compliance in all material respects with Environmental Laws.

(b) The Company has not received any Environmental Notice or Environmental Claim which in either case is pending or remains unresolved, or is or will be the source of ongoing material obligations or requirements under any Environmental Law.

(c) To the knowledge of the Company, none of the properties currently or formerly leased or operated by the Company (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance which would be likely to result in a material liability to the Company, nor has there been a Release of Hazardous Substances by the Company which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws.

(d) The Company is not in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances.

(e) The Company has all material permits, licenses and other authorizations required of the Company under Environmental Laws (“Environmental Permits”) and the Company is in all material respects in compliance with such Environmental Permits. There is no pending or, to the Company’s knowledge, threatened revocation, modification or limitation of any such Environmental Permit except for such limitations as set forth in such Environmental Permit.

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(f) The Company has not retained or assumed by contract, any liabilities or obligations of third parties under Environmental Laws that have not been fully satisfied or performed.

(g) All copies of environmental site assessment reports, environmental audits, environmental sampling data, and other similar material documents with respect to the Leased Real Property or the Company’s business operations which are in the possession or control of the Company have prior to the date of this Agreement been made available to Parent or its counsel.

SECTION 4.17. Material Contracts.

(a) Section 4.17(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or one or more of its subsidiaries is a party or by which any of their respective assets are bound (such contracts and agreements as are required to be set forth Section 4.17(a) of the Company Disclosure Schedule but excluding any Plan being the “Material Contracts”):

(i) all contracts and agreements involving obligations of, or payments to, the Company in excess of $100,000 (other than obligations of, or payments to, the Company arising from employment agreements in the ordinary course of business);

(ii) all contracts and agreements that involve the license of any Intellectual Property to or from the Company (but excluding any (A) non-exclusive licenses of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s standard form customer agreements as have been provided to Parent on or prior to the date of this Agreement; (B) licenses granted to service providers who access Company-Owned IP on behalf of the Company as part of their provision of services; (C) nondisclosure agreements entered into in the ordinary course of business; and (D) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than $75,000);

(iii) all contracts and agreements that (A) involve the granting of rights to manufacture, produce, assemble, license, market or sell the Company’s or any of its subsidiaries’ products or pursuant to which the Company or any of its subsidiaries has granted or received any exclusive rights or (B) affect the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products or that otherwise limit, or purport to limit, the ability of the Company or any of its subsidiaries to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(iv) all contracts and agreements involving indemnification by the Company with respect to infringement of Intellectual Property Rights;

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(v) all contracts and agreements involving the disposition of a material portion of the Company’s assets or the acquisition of the business or securities or ownership interests of another person;

(vi) all contracts and agreements involving material uncapped indemnity obligations of the Company;

(vii) all partnership, joint venture, strategic alliance or similar agreements;

(viii) all Government Contracts, other than any Company Permits;

(ix) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company that relate to the Company or its business;

(x) all leases or master leases of personal property reasonably likely to result in annual payments by or to the Company of $500,000 or more in a 12-month period;

(xi) all contracts and agreements involving any right to acquire equity interest in the Company;

(xii) all separation and settlement agreements with any current or former employees under which the Company has any ongoing obligations;

(xiii) any collective bargaining agreements, or any other agreement, with any labor union;

(xiv) all contracts and agreements with providers of hardware components, including quantum-computing and classical-computing hardware;

(xv) any contract evidencing Indebtedness of the Company or any of its subsidiaries in an amount equal to or greater than $250,000, and any pledge agreements, security agreements or other collateral agreements in which the Company or any of its subsidiaries granted to any person a security interest in or Lien on any of the property or assets of the Company or any of its subsidiaries, and all agreements or instruments guaranteeing the debts or other obligations of any person; and

(xvi) any contract between the Company or its subsidiaries, on the one hand, and any of Company’s stockholders or any of their respective affiliates, on the other hand.

(b) (i) Each Material Contract is in full force and effect and represents a legal, valid and binding obligation of the Company or one or more of its subsidiaries, as applicable, and, to the knowledge of the Company, the other parties thereto, and the Company is not in any material respect in breach or violation of, or in any material respect in default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in any material respect in breach or violation of, or in

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any material respect in default under, any Material Contract; and (iii) since December 31, 2021, the Company has not received any written, or to the knowledge of the Company, oral claim or notice of default under any such Material Contract. The Company has prior to the date of this Agreement furnished or made available to Parent true, complete and correct copies of all Material Contracts in effect as of the date of this Agreement, including amendments thereto that are material in nature.

SECTION 4.18. Insurance.

(a) True, complete and correct copies of all material insurance policies under which the Company is an insured in effect as of the date of this Agreement have prior to the date of this Agreement been made available to Parent.

(b) With respect to each such insurance policy, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor its subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, and, to the Company’s knowledge, no such action has been threatened; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

SECTION 4.19. Board Approval; Vote Required. The Company Board, by resolutions duly adopted by at least a majority vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Transactions (including the Merger) are fair to, and in the best interests of, the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), on the terms and subject to the conditions set forth herein, and declared their advisability, (c) resolved to recommend the approval and adoption of this Agreement and the Transactions (including the Merger) by the stockholders of the Company, and (d) directed that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders (the “Company Board Approval”).

SECTION 4.20. Certain Business Practices. For the past five (5) years, neither the Company, nor any of its directors, officers, employees, or to the knowledge of the Company, any of its agents, representatives, or any person acting on its behalf has violated any applicable Anti-Corruption Laws; neither the Company nor any of its directors, officers, employees, or to the knowledge of the Company, any of its agents, representatives, or any person acting on its behalf has paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any government official, government employee, political party, political party official, candidate for public office, or officer or employee of a public international organization for the purpose of influencing any official act or decision or to secure any improper advantage; the Company has implemented and maintains effective internal controls reasonably designed to prevent and detect violations of all applicable Anti-Corruption Laws; and the Company has recorded and maintained accurate books and records, including appropriate and lawful supporting documentation, in compliance with applicable Anti-Corruption Laws.

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SECTION 4.21. Trade Compliance.

(a) Neither the Company, nor any of its directors, officers, employees or, to the knowledge of the Company, agents, has been or is a person that is, or is owned or controlled by, a person that is (i) the subject of any Sanctions; nor (ii) located, organized, incorporated or resident in a country or territory that is the subject of comprehensive Sanctions (including the Cuba, Iran, North Korea, Syria, and Crimea region and Donetsk People’s Republic and Luhansk People’s Republic territories in Ukraine). For the past five (5) years, to the Company’s knowledge, the Company has not engaged in, and is not now engaged in, any dealings or transactions with any person, or in any country or territory, that at the time of such dealing or transaction is or was, or whose government is or was, the subject of comprehensive Sanctions.

(b) The Company, and to the Company’s knowledge, its representatives in their capacity as such, have during the five (5) years preceding the date of this Agreement been in compliance with, in all material respects, all applicable Sanctions and Export Laws, and the Company has not (i) received notice of, any actual, alleged or potential violation of any Sanctions or Export Law or (ii) been a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Sanctions or Export Law.

SECTION 4.22. Committee on Foreign Investment in the United States (CFIUS). The Company does not engage in (a) the design, fabrication, development, testing, production or manufacture of “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA; provided, however, that the Company may design, fabricate, develop, test, produce or manufacture critical technologies that are eligible for one or more of the license exceptions under the U.S. Export Administration Regulations that are set forth under the DPA at 31 C.F.R. 800.401(e)(6).

SECTION 4.23. Government Contracts.

(a) Except as set forth on Section 4.23(a) of the Company Disclosure Schedule, since January 1, 2017, with respect to each Government Contract or Government Bid, (i) the Company has complied in all material respects with all terms and conditions thereof; (ii) no written notice has been received by the Company asserting that the Company, any of its subsidiaries or any director, officer or employee of the Company or any of its subsidiaries, is in material breach or violation of any Law or contractual requirement; (iii) no written notice of termination, cure notice or show-cause notice has been received by the Company; (iv) the Company is not currently conducting any internal audit with respect to any material violation of any Government Contract; and (v) each Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect in accordance with its terms.

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(b) Except as set forth on Section 4.23(b) of the Company Disclosure Schedule, since January 1, 2017, (i) no Governmental Authority nor any prime contractor, subcontractor or vendor has asserted in writing any claim or initiated any dispute proceeding against the Company relating to a Government Contract or a Government Bid; (ii) nor is the Company asserting in writing any claim or initiating any dispute proceeding directly or indirectly against any such party concerning any Government Contract or Government Bid.

(c) Neither the Company nor any of its predecessors, shareholders, members, officers, directors, managers or employees is debarred, suspended, deemed non-responsible or otherwise excluded from participation in the award of any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs nor, to the knowledge of the Company, is there any pending debarment, suspension or exclusion proceeding that has been initiated against the Company or any of its predecessors, shareholders, members, officers, directors, managers or employees.

(d) To the knowledge of the Company, no reasonable basis exists to give rise to a material claim by a Governmental Authority for fraud (as such concept is defined under the state or federal Laws of the United States) in connection with any Government Contract.

(e) Except as set forth on Section 4.23(e) of the Company Disclosure Schedule, neither any Governmental Authority nor any prime contractor, subcontractor or other person or entity has notified the Company, in writing, or, to the knowledge of the Company, orally, that the Company has, or may have, breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract.

(f) To the knowledge of the Company, except as set forth on Section 4.23(f) of the Company Disclosure Schedule, all facts set forth in or acknowledged by any representations, claims or certifications submitted by or on behalf of the Company in connection with any Government Contract or Government Bid were current, accurate and complete in all material respects as of their effective date.

(g) No notice has been received by the Company that any Government Contract is the subject of bid or award protest proceedings, and, to the knowledge of the Company, no Government Contract is reasonably likely to become the subject of bid or award protest proceedings.

(h) Except as set forth on Section 4.23(h) of the Company Disclosure Schedule, there exists no Government Contract or Government Bid in connection with which the Company represented to the applicable Governmental Authority that the Company qualified as a Small Business Concern, a Small Disadvantaged Business, an 8(a) Concern, a Service-Disabled Veteran-Owned Small Business Concern, a Veteran-Owned Small Business Concern, a Historically Underutilized Business Zone Small Business Concern, a Woman-Owned Small Business Concern, a “protégé” under a mentor-protégé agreement or program, or any other preferential status (collectively, a “Preferred Bidder Status”).

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(i) To the knowledge of the Company, none of the Company’s expected or forecasted sales volume or orders (on a consolidated basis) related to a Government Contract could reasonably be expected to be lost (including without limitation non-exercise of options), and to the knowledge of the Company, none of the Company’s customer relationships, Government Contracts or Government Bids could reasonably be expected to be materially adversely affected, due to (i) the consummation of the transactions contemplated hereby or (ii) the Company’s loss of any Preferred Bidder Status or eligibility to participate in the Small Business Innovation Research program; provided, however, for the avoidance of doubt, by making this representation, the Company is not providing a guaranty that the Company will achieve any specific revenue amounts following the Closing.

(j) Except as set forth on Section 4.23(j) of the Company Disclosure Schedule, no cost in excess of $10,000 incurred by the Company pertaining to a Government Contract has been questioned in writing by any Governmental Authority, is the subject of any audit (other than routine audits and similar inquiries) or, to the knowledge of the Company, is under investigation or has been disallowed by any Governmental Authority.

(k) Except as set forth on Section 4.23(k) of the Company Disclosure Schedule, the Company has not made a voluntary disclosure to any Governmental Authority with respect to any suspected, alleged or possible breach, violation, irregularity, mischarging, misstatement or other act or omission arising under or relating to any Government Contract.

(l) Except as set forth on Section 4.23(l) of the Company Disclosure Schedule, no payment in excess of $10,000 due to the Company pertaining to any Government Contract has been withheld or set off, and the Company is entitled to all progress or other payments received to date with respect thereto.

(m) To the knowledge of the Company, except as set forth on Section 4.23(m) of the Company Disclosure Schedule, with respect to any Government Contract the Company, does not have credible evidence that a Principal, Employee, Agent or Subcontractor (as such terms are defined by Federal Acquisition Regulation (“FAR”) 52.203-13(a) or 52.223-6(a), as applicable) of the Company has committed a violation of United States federal criminal Laws involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act and the Company has not conducted, nor is the Company presently conducting, an investigation to determine whether credible evidence exists that a Principal, Employee, Agent or Subcontractor (as such terms are defined by FAR 52.203-13(a) or 52.223-6(a), as applicable) of the Company has committed a violation of United States federal criminal Laws involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act.

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(n) To the knowledge of the Company, except as set forth on Section 4.23(n) of the Company Disclosure Schedule, with respect to any Government Contract, the Company does not have credible evidence of any significant overpayment(s) on such Government Contract, other than overpayments resulting from a contract financing payment as defined in FAR 32.001, and the Company has not conducted and is not presently conducting an investigation to determine whether credible evidence exists of any significant overpayment(s) on such Government Contract, other than overpayments resulting from a contract financing payment as defined in FAR 32.001.

(o) To the knowledge of the Company, (i) none of the Company, nor any of their respective directors, officers or Principals (as such term is defined by FAR 52.203-13(a)) are or have been under indictment with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract and (ii) the Company has not entered into any consent order or administrative agreement relating directly or indirectly to any Government Contract.

(p) All sales representatives who assist the Company in soliciting or obtaining Government Contracts are bona fide employees or bona fide agencies as defined in FAR 52.203-5.

(q) To the knowledge of the Company, all past performance evaluations received by the Company in the past three years from a Governmental Authority in relation to a Government Contract have been satisfactory or better.

(r) The Company has the capacity, facilities and personnel necessary to deliver, in a timely fashion and in accordance with the Defense Priorities and Allocations System regulations, all outstanding defense rated orders received under a Government Contract.

(s) To the knowledge of the Company, each Company employee formerly employed by a Governmental Authority in the past three years (a “Former Government Employee”) and the Company are in compliance with all Laws regarding post-employment conflict of interest restrictions applicable to such Former Government Employees.

(t) No Governmental Authority nor any prime contractor or subcontractor has ever provided the Company with any notice alleging that the Company has an actual, apparent or potential organizational conflict of interest as defined in FAR Subpart 9.5.

(u) Section 4.23(u) of the Company Disclosure Schedule sets forth a list of each Government Contract that requires access to classified information (“Classified Contracts”). All Forms DD-254 for such Classified Contracts have been provided.

(v) To the knowledge of the Company, expect as set forth on Section 4.23(v) of the Company Disclosure Schedule, the Company has complied in all material respects with (i) all requirements relating to the safeguarding of, and access to, classified information under each Classified Contract and (ii) any Law relating to the safeguarding of, and access to, classified information (or, in the case of Contracts governed by Laws other than the state or federal Laws of the United States, the functional equivalent thereof, if any); and all violations thereof have been reported to the appropriate Governmental Authority and contracting parties as required by any Government Contracts or any Law relating to the safeguarding of, and access to, classified information.

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(w) The Company possess all facility security clearances (“Facility Security Clearances”) required to perform the applicable Classified Contracts. Such clearances are (i) all of the Facility Security Clearances reasonably necessary to conduct the current business of the Company and (ii) valid and in full force and effect. No termination, denial of eligibility, notice of rescission, notice of wrongdoing, marginal or unsatisfactory or failed vulnerability assessment, notice of breach, cure notice or show cause notice from the Defense Counterintelligence and Security Agency (“DCSA”) or any other Governmental Authority has been issued and remains unresolved with respect to any of the Facility Security Clearances, and to the knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for such action or notice.

(x) The appropriate employees of the Company possess all United States Government security clearances required to perform the applicable Classified Contracts (“Security Clearances”). The subcontractor(s) and independent contractor(s) of the Company possess all necessary security clearances required to perform the applicable Classified Contracts. Such clearances are (i) all of the personnel Security Clearances reasonably necessary to conduct the current business of the Company and (ii) valid and in full force and effect. To the knowledge of the Company, no termination, denial of eligibility, notice of rescission, notice of wrongdoing, notice of breach, cure notice or show cause notice from DCSA or any other Governmental Authority has been issued and remains unresolved with respect to any of the personnel Security Clearances held by any of the employees of the Company to the extent held or required in connection with the conduct of the business of the Company.

(y) The Company and its employees who hold Security Clearances, are in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, 32 C.F.R. Part 117 and all security agreements with the U.S. Government or higher tier contractor. There has been no audit relating to the Company’s compliance with the requirements of the National Industrial Security Program that resulted in material adverse findings against the Company.

(z) Section 4.23(z) of the Company Disclosure Schedule sets forth a list of each outstanding Government Bid.

(aa) Section 4.23(aa) of the Company Disclosure Schedule sets forth any gap analyses or assessments regarding compliance with NIST Special Publication 800-171 Rev. 2 and any data security, cybersecurity, or physical security breach or any software vulnerability related to any Government Contract has been reported to the necessary Governmental Authority or higher tier contractor, as required by the terms of the Government Contract.

SECTION 4.24. Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer, employee or other affiliate of the Company has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, or proposes to the Company to purchase from or sell or furnish to, the Company any goods or services; or (c) any contractual or other arrangement with the Company (each such contractual or

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other arrangement, a “Company Affiliate Agreement”), other than in the case of this clause (c) customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.24. The Company has not, since the Lookback Date, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 4.25. Exchange Act. The Company is not currently (and has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 4.26. Brokers. Except as set forth on Section 4.26 of the Company Disclosure Schedule, no broker, finder, investment banker or similar person is entitled to any brokerage, finder’s or other fee or commission in connection with the negotiation, execution or delivery of this Agreement or the consummation of the Transactions based upon arrangements made by or on behalf of the Company, its subsidiaries or any of their affiliates.

SECTION 4.27. Registration Statement. None of the information relating to the Company or its subsidiaries supplied by the Company, or by any other person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to Parent Shareholders and/or prospective investors with respect to the consummation of the Transactions (the documents identified in clauses (a) through (c), collectively, the “SEC Documents”) or in any amendment to any of documents identified the SEC Documents will, when first filed, made available, effective under the Securities Act, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.27, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the SEC Documents that were not supplied by or on behalf of the Company for use therein.

SECTION 4.28. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with

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respect to any projections, forecasts, estimates or budgets made available to Parent, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent SEC Reports publicly available prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a Parent SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)) and except as set forth in Parent’s disclosure letter delivered by Parent in connection with this Agreement (the “Parent Disclosure Schedule”) (which disclosure in the Parent Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article V that corresponds to the section or subsection of the Parent Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article V to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), Parent hereby represents and warrants to the Company as follows:

SECTION 5.01. Corporate Organization.

(a) Parent is a Cayman Islands exempted company incorporated with limited liability (and from and after the Domestication and as of the Closing, Parent will be a Delaware corporation) and Merger Sub is a Delaware corporation, duly incorporated or organized (as applicable), validly existing and in good standing under the Laws of the Cayman Islands and the State of Delaware, respectively, and each has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Merger Sub is the only subsidiary of Parent. Except for Merger Sub, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

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SECTION 5.02. Organizational Documents. Each of Parent and Merger Sub has heretofore furnished to the Company true, complete and correct copies of the Parent Organizational Documents and the Merger Sub Organizational Documents. The Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of the Parent Organizational Documents and the Merger Sub Organizational Documents.

SECTION 5.03. Capitalization.

(a) The authorized share capital of Parent is divided into 500,000,000 shares of Parent Class A Common Stock, 50,000,000 shares of Parent Class B Common Stock, and 5,000,000 shares of Parent Preference Shares. As of the date of this Agreement, (i) 7,894,801 shares of Parent Class A Common Stock are issued and outstanding, (ii) 5,750,000 shares of Parent Class B Common Stock are issued and outstanding, (iii) no shares of Parent Preference Shares are issued and outstanding, (iv) no shares of Parent Common Stock or Parent Preference Shares are held in treasury, (v) 11,500,000 Parent Redeemable Warrants are outstanding, and (vi) 13,550,000 Parent Private Placement Warrants are outstanding. Each Parent Warrant is exercisable for one Parent Class A Common Stock at an exercise price of $11.50.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date of this Agreement, 1,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens, other than transfer restrictions under applicable Securities Laws and the Merger Sub Organizational Documents.

(c) All outstanding Parent Units, Parent Common Stock and Parent Warrants have been issued and granted in compliance with all applicable Securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable Securities Laws and the Parent Organizational Documents.

(d) Except for the issuance of securities of Parent permitted by this Agreement and the Parent Warrants, Parent has not issued any options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or obligating Parent to issue or sell any share capital of, or other equity interests in, Parent. All Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Parent nor any subsidiary of Parent is a party to, or otherwise bound by, and neither Parent nor any subsidiary of Parent has granted, any equity appreciation rights, participations, phantom equity or similar rights. Parent is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Parent Common Stock or any of the equity interests or other securities of Parent or any of its subsidiaries. Other than pursuant to the Parent Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Common Stock. There are no outstanding contractual obligations of Parent to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

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SECTION 5.04. Authority Relative to This Agreement. Each of Parent and Merger Sub have all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and (subject to the approvals described in Section 5.05), upon receipt of the Parent Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which each of Parent and Merger Sub is or will at the Closing be a party, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder and the consummation by each of Parent and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Domestication, (i) the Parent Shareholder Approval, (ii) completing and making and procuring all Parent Domestication Documents, (iii) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands and (iv) completing and making and procuring all those filings required to be made with the Secretary of State of the State of Delaware under the DGCL in connection with the Domestication, (b) with respect to the Merger, the Parent Shareholder Approval and the approval by Parent as the sole stockholder of Merger Sub Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, and (c) with respect to the issuance of New Parent Common Stock, the Parent Shareholder Approval). This Agreement has been, and the other Transaction Documents to which each of Parent and Merger Sub is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other party or parties hereto and thereto, constitutes (or will then constitute) a legal, valid and binding obligation of Parent or Merger Sub, enforceable against Parent or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which each of Parent and Merger Sub is or will at the Closing be a party does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate the Parent Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of Parent or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Parent or Merger Sub is a party or by which each of Parent or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing its material obligations under this Agreement.

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(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, the filing and effectiveness of the Parent Domestication Documents and the filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing its material obligations under this Agreement.

SECTION 5.06. Compliance. Neither Parent nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Parent or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07. SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 12, 2022, together with any amendments, restatements or supplements thereto (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”). Parent has prior to the date of this Agreement furnished to the Company (with respect to amendments or modifications made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to amendments or modifications after the date of this Agreement) true, complete and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are then in effect. As of their respective dates, the Parent SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 5.07(a), no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the SEC Documents that were not supplied by or on behalf of Parent for use therein. Each director and executive officer of Parent has filed with the SEC on a timely basis all documents required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP (applied on a consistent basis during the periods involved) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of Parent as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be excepted to individually or in the aggregate be material). Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(c) Except as and to the extent set forth in the Parent SEC Reports, neither Parent nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Parent’s and Merger Sub’s business.

(d) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Parent.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To Parent’s knowledge, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(f) Parent maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Parent maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and

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expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Parent has prior to the date of this Agreement delivered to the Company (with respect to disclosure made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to disclosure made after the date of this Agreement) a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Parent to Parent’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Parent to record, process, summarize and report financial data. Parent has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Parent. Since January 1, 2023, there have been no material changes in Parent’s internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Parent (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date of this Agreement, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

SECTION 5.08. Absence of Certain Changes or Events. Since January 1, 2023, except as expressly contemplated by this Agreement, (a) Parent has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Parent Material Adverse Effect.

SECTION 5.09. Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent, or any property or asset of Parent, before any Governmental Authority which, if determined adversely, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any material property or asset of Parent is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority.

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SECTION 5.10. Board Approval; Vote Required.

(a) At a meeting duly called and held (or by way of unanimous written resolution in lieu of a meeting), the Parent Board, has (i) determined that this Agreement and the Transactions (including the Merger) are fair to, and in the best interests of, Parent and its shareholders, (ii) determined that the aggregate fair market value of the Company is equal to at least 80% of the assets held in the Trust Account (net of amounts previously disbursed to the Parent’s management for Taxes and excluding the amount of deferred underwriting discounts held in the Trust Account), (iii) approved the Transactions (including the Merger) as a Business Combination, (iv) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), on the terms and subject to the conditions set forth herein, and declared their advisability, and (e) resolved to recommend to Parent Shareholders approval of each of the matters requiring Parent Shareholder Approval and directed that this Agreement and the Merger be submitted for consideration by the Parent Shareholders.

(b) At the Parent Shareholders’ Meeting, assuming that a quorum is present, (i) only a Parent Ordinary Resolution shall be required to approve the Transaction Proposal, the Parent Stock Proposal and the Adjournment Proposal, (ii) only a Parent Special Resolution shall be required to approve the Domestication Proposal and the Charter Proposal (the approval by Parent Shareholders in the foregoing clauses (i) and (ii), collectively, the “Parent Shareholder Approval”) and (iii) with respect to the Equity Plans Proposal and any Additional Proposals proposed to the Parent Shareholders, the only requisite approval required shall be under the Parent Organizational Documents, the Cayman Act or other applicable Law. The Parent Shareholder Approval is the only vote of any holders of Parent’s share capital necessary to adopt this Agreement and any Transaction Document and to approve the Transactions.

(c) The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Merger and declared their advisability, (iii) approved the Merger and the other Transactions, (iv) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, and (v) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the sole stockholder of Merger Sub.

SECTION 5.11. No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than those incident to its existence or as contemplated by this Agreement.

SECTION 5.12. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

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SECTION 5.13. Parent Trust Fund. As of the date of this Agreement, Parent has no less than $84,000,000 in the trust fund established by Parent for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account at Continental Stock Transfer & Trust Company (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of January 12, 2022, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Parent, that would entitle any person (other than Parent Shareholders who shall have elected to redeem their Parent Class A Common Stock pursuant to the Parent Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Parent Organizational Documents. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Parent, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Parent shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Parent as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of Parent due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to Parent Shareholders who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Parent in connection with its efforts to effect the Merger. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Parent has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent at the Effective Time.

SECTION 5.14. Employees. Other than any officers as described in the Parent SEC Reports, Parent and Merger Sub have never employed any employees or retained any contractors, other than legal, financial, and other professional advisors. Other than amounts due as set forth in the Parent SEC Reports or for reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee, officer or

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director. Except for the Equity Plan and the ESPP, Parent and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit or compensation plans, programs or arrangements (each, a “Parent Plan”). There is no contract, agreement, plan or arrangement to which Parent or Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

SECTION 5.15. Taxes.

(a) Each of Parent and Merger Sub (i) has filed (or caused to be filed) all income and other material Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and correct in all material respects; (ii) has paid all material Taxes that are due and payable by it under applicable Law (whether or not shown on a Tax Return); (iii) has not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is still in effect; and (iv) does not currently have any deficiency claim, audit, examination, investigation or other similar proceeding in respect of a material amount of Taxes or material Tax matters that is pending or proposed or threatened by a Taxing Authority in writing.

(b) Neither Parent nor Merger Sub is a party to any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of Tax credits or Tax losses, but excluding any agreement, contract, arrangement or commitment (i) of which only Parent and Merger Sub are parties or (ii) that is entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(c) Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) use of an improper method of accounting prior to the Closing; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iv) any prepaid amount received prior to the Closing; or (v) installment sale made prior to the Closing.

(d) Each of Parent and Merger Sub has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing by it to any current or former employee, independent contractor, creditor, shareholder or other third party.

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(e) Neither Parent nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f) Neither Parent nor Merger Sub has any material liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise by operation of applicable Law (other than liabilities in respect of any contract entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(g) Neither Parent nor Merger Sub (i) has received a private letter ruling, technical advice memorandum or similar material agreement or ruling from a Taxing Authority or (ii) has a request for a such an agreement or ruling in respect of Taxes pending between Parent and/or Merger Sub, on the one hand, and any Taxing Authority, on the other hand.

(h) Neither Parent nor Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) Neither Parent nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j) There are no Liens for material Taxes upon any assets of Parent or Merger Sub, except for Permitted Liens.

(k) Neither Parent nor Merger Sub has received written notice from a non-U.S. Taxing Authority that it has a permanent establishment (within the meaning of an applicable income Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l) No written claim has been made in the last three years by a Taxing Authority in a jurisdiction in which the Company or any of its subsidiaries does not file Tax Returns that the Company or any of its subsidiaries is or may be subject to taxation in that jurisdiction.

(m) Merger Sub is a wholly-owned, first-tier subsidiary of Parent and was formed solely to effect the Merger.

(n) Neither Parent nor Merger Sub has any present plan or intention to sell or otherwise dispose of any material assets of the Company or its subsidiaries acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code and the Treasury Regulations promulgated thereunder.

(o) It is the present intention of Parent and Merger Sub (i) to continue or cause the continuation of at least one significant “historic business” line (within the meaning of Treasury Regulations Section 1.368-1(d)(2)) of the Company or (ii) to use or cause the use of a significant portion of the Company’s “historic business assets” (within the meaning of Treasury Regulations Section 1.368-1(d)(3)) in a business.

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(p) As of the date of this Agreement, to the knowledge of Parent and Merger Sub, there are no facts, circumstances or plans, and neither Parent nor Merger Sub has taken or agreed to take any action, in each case not contemplated by this Agreement or any Ancillary Agreement, that, either alone or in combination, would reasonably be expected to prevent the Merger or the Domestication from qualifying for the Intended Tax Treatment.

SECTION 5.16. Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “WNNR.U”. The issued and outstanding Parent Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “WNNR”. The issued and outstanding Parent Redeemable Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “WNNR WS”. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent by NYSE or the SEC with respect to any intention by such entity to deregister the Parent Units, the Parent Class A Common Stock, or the Parent Redeemable Warrants or terminate the listing of Parent on NYSE. None of Parent or any of its affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Common Stock or the Parent Redeemable Warrants under the Exchange Act.

SECTION 5.17. Parent and Merger Sub’s Investigation and Reliance. Each of Parent and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by Parent and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Parent, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. Neither Parent nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to Parent, Merger Sub or any of their respective shareholders or stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Parent or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company.

SECTION 5.18. Affiliate Agreements. Except as set forth on Section 5.18 of the Parent Disclosure Schedule, neither Parent nor Merger Sub is a party to any transaction, agreement, arrangement or understanding required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (each of the foregoing, a “Parent Affiliate Agreement”).

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SECTION 5.19. Opinion of Financial Advisor. Parent Board has received an opinion of Kroll, LLC to the effect that, as of August 21, 2023, subject to the assumptions, limitations, conditions and qualifications set forth in such opinion, the consideration to be paid by Parent in connection with the transactions contemplated hereby is fair from a financial point of view to the public shareholders of Parent other than Sponsor and its affiliates (without giving effect to any impact of the transactions contemplated hereby on any particular shareholder other than in its capacity as a shareholder).

SECTION 5.20. Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Parent makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Parent by or on behalf of the Company specifically for inclusion in the Registration Statement.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01. Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including COVID-19 Measures), unless Parent shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use its commercially reasonable efforts to (A) preserve substantially intact its business organization, (B) keep available the services of the current officers, key employees and consultants of the Company, (C) preserve its current relationships and goodwill with key customers, suppliers, lenders, partners, Governmental Authorities and persons with whom the Company and its subsidiaries have significant business relations and (D) maintain all insurance policies of the Company and its subsidiaries or substitutes therefore.

(b) By way of amplification and not limitation of Section 6.01(a), except as (1) expressly contemplated by any other provision of this Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, (3) as required by applicable Law (including COVID-19 Measures) or (4) consented to by Parent in writing (which consent shall not be

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unreasonably conditioned, withheld or delayed), the Company shall not, and the Company shall cause its subsidiaries not to, directly or indirectly, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement:

(i) amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of the Company or any of its subsidiaries;

(ii) issue, sell, transfer, pledge, dispose of, deliver, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, delivery, grant or encumbrance of, any shares of any class of capital stock of the Company, or any options, restricted stock units, stock appreciation rights, warrants, convertible securities or other rights of any kind to acquire, or commitments for the issuance of, any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any of its subsidiaries; provided, however, that the exercise or settlement of any Company Options, within the limits of the Company Option Plan share reserve in effect as of the date of this Agreement and as set forth on Section 6.01(b)(ii) of the Company Disclosure Schedule, shall not require the consent of Parent; provided for the sake of clarity, the Company Options exercised or settled pursuant to this Section 6.01(b)(ii) shall be treated in the same manner as outstanding Company Common Stock for purposes of the Consideration Schedule and for the sake of further clarity, the number of shares of Company Common Stock reserved for issuance under the Company Option Plan may not be increased;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase, repurchase or otherwise acquire, directly or indirectly, or offer to take any of the foregoing actions with respect to, any of its capital stock or effect any recapitalization or any other change in its capitalization;

(v) sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company and its subsidiaries, taken as a whole (including Intellectual Property and Software), except for (A) transactions solely among the Company and its wholly-owned subsidiaries or among the wholly-owned subsidiaries of the Company, (B) dispositions of obsolete or worthless assets, (C) sales of inventory in the ordinary course of business consistent with past practice and (D) sales, abandonment, lapses of assets or items or materials (in each case other than Intellectual Property and Software) in an amount not in excess of $100,000 in the aggregate, other than (A) as set forth on Section 6.01(b)(v) of the Company Disclosure Schedule, (B) Permitted Liens, or (C) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its subsidiaries, taken as a whole;

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(vi) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division or material portion of the assets or equity thereof; (B) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness (excluding Indebtedness incurred by the issuance of Senior Notes) in excess of $5,000,000, other than solely between the Company and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries, or issue any debt securities or options, warrants, calls or other rights to acquire any debt securities, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; or (C) issue Senior Notes such that the aggregate principal amount of Senior Notes outstanding immediately after such issuance would be greater than $20,000,000;

(vii) make any loans or advances to any person (including to any of its officers, directors, agents or consultants), or intentionally grant any security interest in any of its assets, in each case, except with respect to accounts payable in the ordinary course of business and consistent with past practice;

(viii) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company as of the date of this Agreement, (B) enter into any new, or amend any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) hire or otherwise enter into any employment or consulting agreement or arrangement with any person other than any such service provider with total cash compensation, on an annualized basis, of less than $100,000, in the ordinary course of business consistent with past practice, or terminate (other than for cause) any current director, officer employee or consultant provider with total cash compensation, on an annualized basis, of $100,000 or more or (E) enter into or amend any collective bargaining agreement or other labor agreement (including agreements with works councils and trade unions and side letters) to which the Company is a party or by which it is bound;

(ix) grant any severance or termination pay to, any director or officer of the Company, other than (A) as required by Law or (B) pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule;

(x) adopt, amend and/or terminate any Plan except as may be required by applicable Law;

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(xi) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, other than as required by GAAP;

(xii) (A) make or change any material Tax election, change any material method of Tax accounting, amend a filed material Tax Return, settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability, or settle any Tax Proceeding; or (B) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(xiii) enter into, amend, fail to exercise any renewal rights, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract (or any contract that would be a Material Contract if in effect on the date hereof) or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s rights thereunder, in each case in a manner that is adverse to the Company, except in the ordinary course of business consistent with past practice;

(xiv) (A) permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees required to maintain each and every material item of Company-Owned IP, (B) disclose any material trade secrets included in the Company-Owned IP, except in the ordinary course of business consistent with past practice of the Company and subject to a written confidentiality agreement, or (C) other than in the ordinary course of business consistent with past practice of the Company, sell, assign, transfer, license, create a Lien on (other than Permitted Liens) or grant any covenant not to sue with respect to, or otherwise dispose of any material Company-Owned IP;

(xv) do or cause to be done, or fail to do, anything which would reasonably be expected to result in a breach of any Financing Agreement;

(xvi) make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $500,000, other than (i) any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Parent prior to the date hereof, or (ii) in connection with buying any assets purchased for lease or resale in the ordinary course of business;

(xvii) acquire or dispose of any fee interest in real property;

(xviii) enter into, renew or amend in any material respect, any Company Affiliate Agreement (or any contract, that if existing on the date hereof, would have constituted an Company Affiliate Agreement);

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(xix) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves monetary damages that do not exceed $250,000 in the aggregate;

(xx) enter into any material new line of business outside of the business currently conducted by the Company and its subsidiaries as of the date of this Agreement;

(xxi) voluntarily fail to maintain, cancel or materially change coverage any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its subsidiaries and their assets and properties;

(xxii) materially amend, waive or voluntary terminate any Lease, or enter into, extend or fail to exercise any renewal option under any Lease;

(xxiii) liquidate, dissolve, reorganize or otherwise wind up the business and operations of the Company or any of its subsidiaries or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its subsidiaries (other than the Transactions); or

(xxiv) enter into any formal or informal agreement or otherwise make a commitment or undertaking to do any of the foregoing.

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SECTION 6.02. Conduct of Business by Parent and Merger Sub Pending the Merger. Except (i) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including consummating the Domestication), (ii) for entering into any Financing Agreements and consummating any Equity Financing in accordance with the terms of this Agreement, (iii) as set forth on Section 6.02 of the Parent Disclosure Schedule or (iv) as required by applicable Law (including any COVID-19 Measures), Parent agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Parent and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including consummating the Domestication), (2) for entering into any Financing Agreements and consummating any Equity Financing, or in connection with the terms and conditions of any Equity Financing in accordance with the terms of this Agreement, (3) as set forth on Section 6.02 of the Parent Disclosure Schedule or (4) as required by applicable Law (including any COVID-19 Measures), neither Parent nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the Parent Organizational Documents or the Merger Sub Organizational Documents or form any subsidiary of Parent other than Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund or as otherwise required by the Parent Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Parent Common Stock or Parent Warrants except for redemptions from the Trust Fund or as otherwise required by the Parent Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any class of shares or other securities of Parent or any shares of any class of capital stock or other securities of Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Parent or Merger Sub, other than (i) in connection with the exercise of any Parent Warrants outstanding on the date hereof and (ii) in connection with conversion of the Parent Class B Common Stock pursuant to the Parent Organizational Documents;

(e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

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(f) engage in any conduct in a new line of business or engage in any commercial activities (other than to consummate the Transactions);

(g) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent or Merger Sub, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(h) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date of this Agreement;

(i) make or change any material Tax election, change any material method of Tax accounting, amend a filed material Tax Return, settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability, or settle any Tax Proceeding;

(j) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Parent or Merger Sub, except as required by the Parent Organizational Documents;

(k) amend the Trust Agreement or any other agreement related to the Trust Account;

(l) enter into, or amend or modify any term of (in a manner adverse to Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation and its subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under any Plan (or any agreement, arrangement, policy or plan that would be a Plan if in effect on the date hereof);

(m) other than as set forth on Section 6.02(m) of the Parent Disclosure Schedule, enter into, renew or amend in any material respect, any Parent Affiliate Agreement (or any contract, that if existing on the date hereof, would have constituted an Parent Affiliate Agreement); or

(n) enter into any formal or informal agreement or otherwise make a commitment or undertaking to do any of the foregoing.

SECTION 6.03. Financing.

(a) Prior to the Closing, the parties intend to solicit, negotiate and enter into an Equity Financing and related Financing Agreements (or a Company Equity Financing and related Company Financing Agreements, as the case may be), pursuant to which certain investors, upon the terms and subject to the conditions set forth therein, shall purchase certain Parent Common Stock (or securities convertible into Company Capital Stock, as the case may be) in a private placement or placements to be consummated, in the case of Parent, substantially contemporaneously with the consummation of the transactions contemplated hereby, and, in the case of the Company, during the period between from date of this Agreement through and including the Closing Date, and which shall, in each case, be subject to each party’s prior written

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consent (not to be unreasonably withheld, conditioned or delayed), and, with respect to Company Financing Agreements, subject to the Company Equity Financing Limitation. Each of Parent, Merger Sub and the Company shall cooperate in good faith with respect to the Equity Financing (or Company Equity Financing, as the case may be) contemplated by this Agreement and the negotiation and entering into any Financing Agreement (or Company Financing Agreement, as applicable) related thereto. In addition, both the identity of any participant in an Equity Financing (or Company Equity Financing), and the proposal of or agreement to any material terms in connection therewith, shall be subject to each party’s prior written consent (not to be unreasonably withheld, conditioned or delayed), and with respect to any Company Financing Agreement, subject to the Company Equity Financing Limitation; provided, that the parties intend that any Equity Financing or Company Equity Financing be structured in a manner as would not adversely impact the Intended Tax Treatment. Notwithstanding anything to contrary contained in this Agreement, the aggregate amount of Company Equity Financing (including the issuance of Senior Notes) raised, committed or issued prior to the Closing by the Company shall not exceed $25,000,000 (inclusive of principal amount and interest) (the “Company Equity Financing Limitation”).

(b) None of the Company, Parent or Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, enter into, modify or waive, or provide consent to modify or waive (including consent to termination, to the extent required), any provisions or remedy under any Financing Agreements (or Company Financing Agreements, as the case may be) entered into prior to the Closing without the prior written consent of the other parties hereto (not to be unreasonably withheld, conditioned or delayed); provided, that any modification or waiver that is solely administrative in nature and does not affect any economic or any other material term (including any conditions to closing) of such Financing Agreement or Company Financing Agreement (for which the parties already provided their prior written consent) shall not require the prior written consent of the parties.

SECTION 6.04. Claims Against Trust Account. Reference is made to the final prospectus of the Parent, dated as of January 12, 2022 and filed with the SEC (File No. 333-254627) (the “Prospectus”). The Company, on behalf of itself and its subsidiaries, hereby represents and warrants that it has read the Prospectus and understands that Parent has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public shareholders (including overallotment shares acquired by the Parent’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Parent may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Parent Common Stock in connection with the consummation of Parent’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (b) in connection with a shareholder vote to amend the Parent MAA to (i) modify the substance and timing of the Parent’s obligation to allow a redemption in connection with the consummation of a Business Combination, (ii) to redeem 100% of the of the Parent Common Stock if Parent does not consummate a Business Combination within twenty-four (24) months after the closing of the IPO or (iii) with respect to any other provision relating to the Public Stockholders’ rights or pre-Business Combination activity, (c) to the Public Stockholders if Parent fails to consummate a Business Combination

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within twenty-four (24) months after the closing of the IPO, (d) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, for working capital, or up to $100,000 to pay dissolution expenses, or (e) to Parent after or concurrently with the consummation of a Business Combination. For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company agrees on behalf of itself and its affiliates that, notwithstanding any other provision contained in this Agreement, neither the Company nor any of its affiliates do now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund or any distributions therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company and its Representatives on the one hand, and Parent and its Representatives on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.04 as the “Released Claims”). Notwithstanding any other provision contained in this Agreement, the Company on behalf of itself and its affiliates hereby irrevocably waives any Released Claim it may have, now or in the future and will not seek recourse against the Trust Fund (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Parent or its affiliates) in respect thereof. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent and its affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable Law. To the extent the Company or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Parent or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Parent or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its affiliates commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Parent shall be entitled to recover from the Company the associated legal fees and costs in connection with any such action, in the event Parent or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 6.04 shall survive indefinitely with respect to the obligations set forth in this Agreement. Notwithstanding anything to the contrary in this Section 6.04, any action by any non-controlled affiliate of the Company that, if taken by the Company or one of its controlled affiliates, would be a breach of this Section 6.04 shall constitute a breach of this Section 6.04 by the Company and for which the Company shall be liable.

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ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01. Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement and Parent’s receipt of the PCAOB Financials from the Company, (i) Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of New Parent Common Stock (A) to be issued to the Company Stockholders pursuant to this Agreement or (B) held by Parent Shareholders immediately prior to the Effective Time.

(b) Parent agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (1) the adoption and approval of the Merger and this Agreement as a Business Combination (as defined in the Parent MAA) (the “Transaction Proposal”), (2) the adoption and approval of the Domestication (the “Domestication Proposal”), (3) the adoption and approval of the governing documents of Parent contemplated by the Post-Closing Parent Certificate of Incorporation (the “Charter Proposal”), (4) to the extent required by NYSE listing rules, the approval of the issuance of the New Parent Common Stock as contemplated by this Agreement (the “Parent Stock Proposal”), (5) the adoption and approval of the Equity Plan and the ESPP (the “Equity Plans Proposal”), (6) adjournment of the Parent Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”), and (7) the approval of any other proposals the parties deem necessary to effectuate the Transactions (the “Additional Proposal” and together with the Transaction Proposal, the Domestication Proposal, the Charter Proposal, the Parent Stock Proposal, the Equity Plans Proposal and the Adjournment Proposal, the “Proposals”).

(c) Each of Parent and the Company shall furnish all information concerning it as may be reasonably requested by the other party in connection with such actions and the preparation of the Proxy Statement and Registration Statement. Parent and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with the rules and regulations promulgated by the SEC, (ii) respond as promptly as reasonably practicable to resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Merger. As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Parent shall cause the Proxy Statement to be mailed to the Parent Shareholders. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

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(d) Parent and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the New Parent Common Stock to be issued or issuable to the Company Stockholders in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or written or oral comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the other parties with copies of any such written comments. Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto, and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(e) If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(f) If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 7.02. Parent Shareholders’ Meeting; and Merger Sub Stockholder’s Approval.

(a) Parent shall use reasonable best efforts to duly call and hold the Parent Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Proposals, and Parent shall use its reasonable best efforts to (i) hold the Parent Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement is declared effective under the Securities Act, and (ii) ensure that all proxies solicited in connection with the Parent Shareholders’ Meeting are solicited in compliance with all applicable Laws and NYSE rules. Parent shall use its reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, cause the Proxy Statement to be disseminated to Parent Shareholders in accordance with the recommendation of the Parent Board with respect to each of the Proposals. Parent shall, through the Parent Board, recommend to its

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holders of Parent Common Stock that they approve the Proposals (the “Parent Board Recommendation”) and shall include the Parent Board Recommendation in the Proxy Statement, unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to change, withdraw, qualify or modify a Parent Board Recommendation would be inconsistent with its fiduciary duties to the Parent Shareholders.

(b) Promptly following the execution of this Agreement, Parent shall approve and adopt this Agreement and approve the Transactions, as the sole stockholder of Merger Sub.

SECTION 7.03. Company Stockholders’ Written Consent. Unless this Agreement has been validly terminated in accordance with Section 9.01, upon the terms set forth in this Agreement, the Company shall solicit the Requisite Approval by irrevocable written consent, in form and substance reasonably acceptable to Parent, of the Requisite Majority of its stockholders (including the Key Company Stockholders) in favor of the approval and adoption of this Agreement, the Merger and all other transactions contemplated by this Agreement (the “Written Consent”) via the dissemination of the Consent Solicitation Statement to the Company Stockholders as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty-four (24) hours after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Parent) for determining the Company Stockholders entitled to provide such written consent, (ii) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (iii) solicit written consents from the Company Stockholders to give the Company Requisite Approval. The Company shall, through the Company Board, recommend to the Company Stockholders that they approve and adopt this Agreement and the Transactions (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement. The Company will provide Parent with copies of all stockholder consents it receives within one (1) Business Day of receipt. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Sections 228(e) and 262 of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 7.03 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal or for any other reason.

SECTION 7.04. Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and Parent shall (and shall cause their respective subsidiaries (if any) to): (i) provide to the other party (and the other party’s affiliates and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries (if any) and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other

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aspects of such party and its subsidiaries (if any) as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required to provide access to or disclose information where the access or disclosure would (i) jeopardize the protection of attorney-client privilege or contravene applicable Law (including COVID-19 Measures) or (ii) require providing access that such party reasonably determines, in light of COVID-19 or COVID-19 Measures, would jeopardize the health and safety of any employee of such party (in the case of each of the foregoing clauses (i) and (ii), it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) Parent and the Company each acknowledge that all information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the confidentiality agreement, dated as of March 20, 2023 (the “Confidentiality Agreement”), between Parent and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided to it relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 7.05. Company Solicitation. From and after the date of this Agreement and ending on the earlier of (a) the Effective Time and (b) the termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause its Representatives not to (subject to the proviso at the end of this sentence), directly or indirectly, (i) initiate, solicit, facilitate, encourage or continue (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities or the Company, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action; provided, however, that the foregoing restrictions shall not apply solely with respect to any Company Stockholder who is party to a Stockholder Support Agreement solely in respect of private Secondary Sales initiated and consummated by such Company Stockholder so long as such Secondary Sale is entered into

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and consummated in accordance with the terms of such Stockholder Support Agreement. The Company shall, and shall instruct and cause its Representatives, to immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives in connection with the Transactions) in connection with a Company Acquisition Proposal, except with respect to any Post-Closing Transaction Discussions. The Company shall promptly notify Parent (and in any event within twenty-four (24) hours) in writing of the receipt of any Company Acquisition Proposal by the Company after the date of this Agreement, which notice shall identify the third party making any Company Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal. Notwithstanding the foregoing, the Company may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 7.05. Notwithstanding the foregoing, nothing in this Section 7.05 shall prohibit the Company or its Representatives from engaging in or continuing any inquiries or discussions with respect to any Company Acquisition Proposal solely to the extent that (i) Parent would be a party the definitive documentation in respect of such Company Acquisition Proposal, (ii) such Company Acquisition Proposal (and any agreement or documentation related thereto, whether or not binding) would not be entered into, announced, disclosed or consummated prior to the Closing and (iii) the entry into such Company Acquisition Proposal (and the definitive documentation related thereto) would require the prior approval of the Parent Board after the Closing (any such solicitation, facilitation, encouragement, or continuation of inquires or discussions on the terms set forth in this sentence, the “Post-Closing Transaction Discussions”). The parties agree that any violation of the restrictions set forth in this Section 7.05 by any of the Company’s Representatives shall be deemed to be a breach of this Section 7.05 by the Company. The Company agrees that the rights and remedies for non-compliance with this Section 7.05 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

SECTION 7.06. Parent Exclusivity. From and after the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 9.01, but only to the extent not inconsistent with the fiduciary duties of the Parent Board (as determined by the Parent Board in good faith), Parent shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, third parties (other than the Company and its Representatives) with respect to any Business Combination other than the Transactions (an “Alternative Business Combination”), or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act with respect to an Alternative Business Combination, (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Business Combination or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Business Combination; provided, however, that the execution, delivery and performance of this

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Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 7.06. Parent shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person (other than the Company and its Representatives) conducted heretofore with respect to any Alternative Business Combination. Parent also agrees that it will promptly request each person (other than the Company and its Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of an Alternative Business Combination to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If Parent receives any inquiry or proposal with respect to an Alternative Business Combination at any time prior to the Closing, then Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of such inquiry or proposal) notify such person in writing that Parent is subject to an exclusivity agreement with respect to the Transaction that prohibits Parent from considering such inquiry or proposal. Notwithstanding the foregoing, Parent may inform any person making an unsolicited proposal regarding an Alternative Business Combination of the terms of this Section 7.06. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.06 by Parent’s Representatives shall be deemed to be a breach of this Section 7.06 by Parent.

SECTION 7.07. Employee Benefits Matters.

(a) Prior to the Closing, the Parent Board shall approve an equity incentive award plan for the Surviving Corporation, in substantially the form attached as Exhibit F and with any changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Parent, as applicable) (the “Equity Plan”), which will permit the issuance of shares of New Parent Common Stock. At the Parent Shareholders’ Meeting, Parent shall solicit approval from Parent Shareholders of the Equity Plans Proposal. The number of shares of New Parent Common Stock reserved for issuance under the Equity Plan shall equal (i) 12% of the shares of New Parent Common Stock outstanding as of immediately after the Effective Time (rounded up to the nearest whole share), plus (ii) a number of shares added each January 1, commencing on January 1, 2024, pursuant to an automatic annual increase, equal to the lesser of 5% of the number of shares of New Parent Common Stock outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Equity Plan’s administrator.

(b) Prior to the Closing and subject to the receipt of the approval by the Parent Shareholders of the Equity Plans Proposal at the Parent Shareholders’ Meeting, the Parent Board shall approve employee stock purchase plan for the Surviving Corporation, in substantially the form attached as Exhibit G and with any changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Parent, as applicable) (the “ESPP”), which will permit the issuance of New Parent Common Stock. At the Parent Shareholders’ Meeting, Parent shall solicit approval from Parent Shareholders of the Equity Plans Proposal. The number of shares of New Parent Common Stock reserved for issuance under the ESPP shall equal (i) 2% of the shares of New Parent Common Stock outstanding as of immediately after the Effective Time (rounded up to the nearest whole share), plus (ii) a number of shares added each January 1, commencing on January 1, 2024, pursuant to an automatic annual increase, equal to the lesser of 1% of the number of shares of New Parent Common Stock outstanding on the immediately preceding December 31, and such number of shares as approved by the ESPP’s administrator.

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SECTION 7.08. Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of each of the Surviving Corporation and Parent shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the certificate of incorporation and bylaws of the Company or Parent, as applicable, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or Parent, as applicable, unless such modification shall be required by applicable Law.

(b) On the Closing Date, each of the Company and Parent shall obtain (at each such party’s sole cost and expense) a non-cancelable run-off directors and officers “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the Company has made true, correct and complete copies of the Company’s applicable policies to Parent or its representatives)), for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of the Company or Parent, as applicable, on or prior to the Closing Date.

(c) On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Parent with the post-Closing directors and officers of Parent and the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.

SECTION 7.09. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail to be satisfied at the Closing. It is understood and agreed that no such notification (or failure to provide such notification) will affect or be deemed to modify the conditions to the obligations of the parties to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided under this Section 7.09.

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SECTION 7.10. Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, and without limiting any other covenant contained in this Agreement, each of the parties hereto shall, and shall each cause their respective subsidiaries to, use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, (i) using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities, (ii) using its commercially reasonable efforts to obtain all material consents and approvals of third parties to contracts with Parent, the Company or their respective affiliates (including those consents and approvals set forth in Section 4.05) that are necessary for the consummation of the Transactions and (iii) taking such other action as may reasonably be necessary to satisfy the conditions of Article VIII or otherwise comply with Agreement and to consummate the Transactions as soon as practicable. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their commercially reasonable efforts to take all such action. Notwithstanding the foregoing, in no event shall Parent, Merger Sub, the Company or its subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals described in this Section 7.10, except as expressly provided for in this Agreement.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Excluding Section 7.14, notwithstanding other provisions in this Agreement, in the event that, in connection with the involvement of the Company or Parent, or their respective affiliates, in the set of transactions contemplated under this Agreement, the Company and Parent mutually agree (after consultation with counsel) that submission of any additional regulatory filing with a Governmental Authority (under a Foreign Investment Law or otherwise) would be either required or advisable, each of the Company and Parent, and their respective affiliates, shall use their reasonable best efforts to promptly submit a filing with the appropriate Governmental Authority (the “Regulatory Filing”). In the event of a Regulatory Filing, each of the Company, Parent, and their respective affiliates shall use reasonable best efforts to cooperate and coordinate with the other party in preparing and submitting the

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Regulatory Filing and in obtaining regulatory approval from the appropriate Governmental Authority, including, to the extent permitted by applicable Law and subject to customary confidentiality restrictions and all applicable privileges (including the attorney-client privilege) and consistent with any instruction or direction from the respective Governmental Authority, consultation on information to be presented to the Governmental Authority and sharing of draft documents prior to submission, prompt notification of any communication from the Governmental Authority or any of its member agencies, and in connection with resolving any investigation or other inquiry of the Governmental Authority or any of its member agencies. The Company, Parent, or their respective affiliates shall take or accept any actions, conditions, or restrictions proposed by the appropriate Governmental Authority as a condition of obtaining regulatory approval with respect to a Regulatory Filing; provided, however, that the Company and Parent shall not be required to accept any actions, conditions, or restrictions that would have a material adverse impact on their respective business. The Company shall bear all costs for preparing any Regulatory Filing and seeking regulatory approval.

SECTION 7.11. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or NYSE requirements (including pursuant to Securities Laws), in which case, Parent or the Company, as applicable, shall use reasonable best efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Parent or the Company, as applicable, in good faith), each of Parent and the Company shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.11 shall prevent Parent or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors, in each case, who are subject to customary confidentiality restrictions.

SECTION 7.12. Tax Matters.

(a) Each of Parent and Merger Sub (i) shall use its reasonable best efforts to cause the Domestication to qualify for the Intended Tax Treatment of the Domestication and (ii) agrees not to, and not to permit or cause any of its affiliates to, take any action not contemplated by this Agreement or any Ancillary Agreement, or knowingly fail to take any action required by this Agreement or any Ancillary Agreement, whether before or after the Effective Time, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Domestication from qualifying for the Intended Tax Treatment of the Domestication. Each of Parent, Merger Sub and the Company (i) shall use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment of the Merger and (ii) agrees not to, and not to permit or cause any of its affiliates to, take any action not contemplated by this Agreement or any Ancillary Agreement, or knowingly fail to take any action required by this Agreement or any Ancillary Agreement, whether before or after the Effective Time, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying for the Intended Tax Treatment of the Merger. For avoidance of doubt, nothing in this Section 7.12(a) shall be interpreted to override, or require any party to modify, the economic or commercial terms contemplated by this Agreement or to take other similar actions.

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(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(c) Each of Parent, Merger Sub, the Company and the Surviving Corporation and their respective affiliates shall cause all Tax Returns to be filed consistent with (including by attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Domestication and of the Merger, as applicable), and take no other position inconsistent with (whether in Tax Proceedings or otherwise), the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law after the date hereof. Each of the parties agrees to (x) promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority and (y) reasonably cooperate with each other and their respective counsel to document and provide factual support for the Intended Tax Treatment, including by reasonably cooperating to provide customary representation letters.

(d) Each party shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of Tax Returns and any Tax Proceeding of the Surviving Corporation, Parent, Merger Sub or the Company. Such cooperation shall include the retention and (upon the other party’s request) the making available (with the right to make copies) of records and information reasonably relevant to any such Tax Return or Tax Proceeding and the use of commercially reasonably efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, in each case at the cost of the requesting party.

(e) Following the Closing, the Surviving Corporation shall use commercially reasonable efforts in making available to pre-Domestication Parent Shareholders such information that is reasonably available to the Surviving Corporation and is reasonably necessary for any such shareholder (or former shareholder) to compute the income (if any) of such shareholder (or its direct or indirect owners) arising, if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period of Parent beginning on or before the date of the Domestication, including any information reasonably necessary to (i) file IRS Form 8621 (including, if applicable, any information reasonably necessary to make a qualified electing fund election) or IRS Form 5471, if applicable, with respect to any such tax period, (ii) determine the amount that is required to be taken into income in connection with Treasury Regulations Section 1.367(b)-3 as a result of the Domestication, and (iii) make the election contemplated by Treasury Regulations Section 1.367(b)-3(c)(3).

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(f) All transfer, documentary, sales, use, stamp, value added, goods and services, excise, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) (“Transfer Taxes”) arising in connection with the Domestication or Merger shall be borne by the persons responsible for such Taxes under applicable Law. Each party shall reasonably cooperate in providing any certificates or other documents required to reduce the applicable Transfer Taxes and, if and to the extent required by applicable Law, shall join the other applicable party(ies) in the execution of any Tax Return in respect thereof.

(g) In the event that, in connection with the filing of the Registration Statement, the SEC requires a tax opinion regarding: (i) the Domestication, Parent will use its reasonable best efforts to cause Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel as may be reasonably acceptable to the Company and Parent) to deliver such tax opinion to Parent, or (ii) the Merger, the Company shall use its reasonable best efforts to cause Foley Hoag (or such other counsel as may be reasonable acceptable to the Company and Parent) to deliver such tax opinion to the Company, in each case, subject to customary representations, assumptions and limitations. Each party shall use reasonable best efforts to execute and deliver customary factual representation letters as the applicable tax advisor may reasonably request in form and substance satisfactory to such advisor.

SECTION 7.13. Stock Exchange Listing. Parent will use its reasonable best efforts to cause the New Parent Common Stock issued in connection with the Transactions to be approved for listing on NYSE at Closing. During the period from the date of this Agreement until the Closing, Parent shall use its reasonable best efforts to keep the Parent Units, Parent Class A Common Stock and Parent Redeemable Warrants listed for trading on NYSE. Prior to filing any document in connection with the foregoing in this Section 7.13, Parent shall give the Company a reasonable opportunity to review and comment on any proposed filings and consider in good faith any such reasonable comments thereto.

SECTION 7.14. Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and submit any required filing under the HSR Act within ten (10) Business Days after the date of this Agreement. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) Each party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any

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communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws.

SECTION 7.15. PCAOB Financials. The Company shall deliver to Parent true and complete copies of such financial statements as are required to be included in the Registration Statement, including, as applicable, (a) the audited balance sheet of the Company as of December 31, 2021, and the related audited statements of income and comprehensive loss, cash flows and stockholders’ equity of the Company for such year, each audited in accordance with the auditing standards of the PCAOB, (b) the audited balance sheet of the Company as of December 31, 2022, and the related audited statements of income and comprehensive loss, cash flows and stockholders’ equity of the Company for such year, each audited in accordance with the auditing standards of the PCAOB and (c) the unaudited balance sheet of the Company as of June 30, 2023, and the related unaudited statements of operations, cash flows and stockholders’ equity of the Company for the six-month period then ended (the “PCAOB Financials”), in each case, by October 31, 2023, or the date on which the Registration Statement is ready to be filed by Parent but for the delivery of the PCAOB Financials, if later. Upon delivery of the PCAOB Financials, the representations and warranties set forth in Section 4.07 with respect to the Audited Financial Statements, the Full Year Unaudited Financial Statements and Interim Unaudited Financial Statements, as applicable, shall be deemed to apply to the PCAOB Financials with the same force and effect as if made as of the date of this Agreement.

SECTION 7.16. Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article VIII), Parent shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Parent Common Stock in connection with the Redemption Rights; (b) the payment of the Outstanding Company Transaction Expenses and Outstanding Parent Transaction Expenses pursuant to Section 3.04; (c) the repayment of any working capital loans (or other loans) from the Sponsor or any of Parent’s other affiliates; and (d) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) through (c), to be disbursed to Parent.

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SECTION 7.17. Governance Matters.

(a) Board of Directors.

(i) Upon the Effective Time, the Parent Board and the board of directors of the Surviving Corporation (the “Surviving Corporation Board”) shall consist of seven (7) members and shall include: (i) the Chief Executive Officer of Parent, (ii) one (1) member to be selected by the Company, (iii) one (1) member to be selected by Sponsor, and (iv) four (4) member to be selected jointly by Parent and the Company, which members designated pursuant to clause (iv) must be considered independent under NYSE rules. The parties will make their respective selections as far in advance of the filing of the Registration Statement as is reasonably practicable by providing written notice of such selections to the other parties; provided, however, that, following any such selection, in the event that any selected individual is unable to serve as a director of Parent or the Surviving Corporation at the Effective Time, then (a) the Company, with respect to the individuals identified in clause (ii) of the immediately preceding sentence, (b) Sponsor, with respect to the individuals identified in clause (iii) of the immediately preceding sentence, and (c) the Company and Parent jointly, with respect to the individuals identified in clause (i) and (iv) of the immediately preceding sentence, shall have the right to designate another individual, as applicable, to serve as a director of Parent or the Surviving Corporation in place of the individual originally selected.

(ii) Conditioned upon the occurrence of the Closing, Parent shall cause the individual set forth on this Section 7.17(a)(ii) to be designated as a special advisor to the Parent Board effective as of the Closing.

(b) Effectuation. Prior to the Effective Time, the parties shall take all action necessary to effectuate the provisions of this Section 7.17.

SECTION 7.18. Public Filings. From the date hereof through the Closing, Parent shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws. Prior to filing or furnishing such filings with the SEC, Parent shall give the Company a reasonable opportunity to review and comment on any proposed filings relating to the Transactions or the Company (or to the extent practicable and to the extent such proposed filings would reasonably be expected to be material to Parent or the Surviving Corporation after Closing) and shall consider in good faith any reasonable comments thereto.

SECTION 7.19. Section 16 Matters. Prior to the Closing, the board of directors of Parent, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution so that the acquisition of Parent Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

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SECTION 7.20. Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any Action relating to this Agreement, the Merger or the Transactions commenced by any stockholder of Parent or the Company, as applicable, after the date of this Agreement against such party, its subsidiaries or any of its directors or officers (such party, a “Defending Party”). The Defending Party shall (i) keep the other party reasonably informed regarding any such litigation, and (ii) give the other party the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such litigation; provided, however, that in no event shall the Defending Party settle or compromise any litigation in a manner that would cause the condition set forth in Section 8.01(c) to not be satisfied or result in material liability or non-monetary remedies to the Surviving Corporation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

SECTION 7.21. Termination of Certain Company Agreements. On and as of the Closing, the Company shall take all actions necessary to cause the contracts listed on Section 7.21 of the Company Disclosure Schedule to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or its subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

SECTION 7.22. Stockholder Support Agreements. Within twenty-four (24) hours from the execution of this Agreement, the Company shall deliver or cause to be delivered to Parent executed copies of the Stockholder Support Agreements from the Key Company Stockholders (who constitute a Requisite Majority).

SECTION 7.23. Company Insider Loans. At or prior to the Closing, the Company shall cause each officer, director or employee of the Company or any of its subsidiaries listed to repay in full to the Company any loan or advance made by the Company or any of its subsidiaries to such officer, director or employee and any other amount owed by such officer, director or employee to the Company or any of its subsidiaries, if applicable.

SECTION 7.24. Amendments to Ancillary Agreements. Prior to the Closing, neither Parent nor the Company shall, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), permit or consent to any amendment, supplement or modification to any of the Ancillary Agreements.

ARTICLE VIII.

CONDITIONS TO THE MERGER

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where legally permissible) at or prior to the Closing of the following conditions:

(a) Requisite Approval. The Requisite Approval shall have been obtained.

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(b) Parent Shareholders’ Approval. The Parent Shareholder Approval shall have been obtained in accordance with the Proxy Statement, the Cayman Act, and the Parent MAA.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise enjoining or prohibiting consummation of the Transactions, including the Merger.

(d) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC and not withdrawn.

(f) Stock Exchange Listing. The shares of New Parent Common Stock to be issued in connection with the Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(g) Parent Governing Documents. The Post-Closing Parent Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, and Parent shall have adopted the Post-Closing Parent Bylaws, appointed directors of the Parent Board and the Surviving Corporation (each, in accordance with Section 7.17) and authorized the issuance of New Parent Common Stock to be issued in connection with the Transactions.

(h) Exercise of Redemption Rights. The Parent Shareholders shall have been provided an opportunity by Parent to exercise their Redemption Rights in accordance with the Parent Organizational Documents and the Proxy Statement.

SECTION 8.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where legally permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.04 (Authority Relative to this Agreement), Section 4.05(a)(i) (No Conflict; Required Filings and Consents) and Section 4.26 (Brokers) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made at and as of such time (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar

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limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. The representations and warranties of the Company contained in Section 4.03 (Capitalization) shall each be true and correct in all respects (other than any de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made at and as of such time (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (other than any de minimis inaccuracies) as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date, as though made at and as of such time, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be so true and correct (whether as of the Closing Date, the date hereof or such earlier date), has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(e) FIRPTA Certificate. On or prior to the Closing, the Company shall deliver to Parent a properly executed certification that shares of Company Capital Stock are not “United States real property interests” under Section 897(c) of the Code, together with a notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(f) PCAOB Financials. The Company shall have delivered to Parent the PCAOB Financials.

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SECTION 8.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where legally permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Section 5.01 (Corporation Organization), Section 5.03 (Capitalization), Section 5.04 (Authority Relative to this Agreement), Section 5.05(a)(i) (No Conflict; Required Filings and Consents) and Section 5.12 (Brokers) shall each be true and correct in all material respects as of date hereof and as of the Closing Date, as though made at and as of such time (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date, as though made at and as of such time, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be so true and correct (whether as of the Closing Date, the date hereof or such earlier date) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Senior Note Exchange. Parent shall have entered into an exchange agreement with each holder of Senior Notes pursuant to which such Senior Notes will be exchanged for shares of New Parent Common Stock in accordance with the terms of such exchange agreement and as set forth in the Senior Note Purchase Agreement at the Effective Time (the “Exchange Agreements”).

(d) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time as follows:

(a) by mutual written consent of Parent and the Company;

(b) by written notice from either Parent or the Company to the other if the Effective Time shall not have occurred prior to April 18, 2024 (the “Outside Date”), provided, however, that if, as of the time the Outside Date would have otherwise occurred, all other conditions to Closing set forth in Article VIII, other than any or all of the conditions to Closing set forth in Sections 8.01(d) (Antitrust Approvals and Waiting Periods), 8.01(e) (Registration Statement) and 8.01(f) (Stock Exchange Listing) are satisfied (other than those conditions which,

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by their terms, are incapable of being satisfied before the Closing), then the Outside Date will be extended until 11:59 p.m. Eastern Time on September 6, 2024 (the “Extended Outside Date”), subject only to Parent’s shareholders having approved at a general meeting (whether an annual general meeting or an extraordinary general meeting) an amendment to the amended and restated memorandum and articles of association of Parent extending the date on which Parent must complete a business combination to a date that is on or after the Extended Outside Date; provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose action or failure to act has been the primary cause of, or resulted in, the failure of the Effective Time to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.

(c) by written notice from either Parent or the Company to the other if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the Merger;

(d) by written notice from either Parent or the Company to the other if the Parent Shareholder Approval is not obtained at the Parent Shareholders’ Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from Parent to the Company if the Requisite Approval has not been obtained (and the Written Consent has not been delivered by the Company to Parent) within twenty-four (24) hours after the Registration Statement becomes effective;

(f) by written notice from Parent to the Company, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Sections 8.01 and 8.02 would not be satisfied (“Terminating Company Breach”); provided, however, that Parent has not waived such Terminating Company Breach and Parent and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement such that the conditions set forth in Sections 8.01 and 8.03 would not be satisfied; provided, further that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of (i) thirty (30) days after notice of such breach is provided by Parent to the Company or (ii) the Outside Date;

(g) by written notice from the Company to Parent, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements on the part of Parent and Merger Sub set forth in this Agreement such that the conditions set forth in Sections 8.01 and 8.03 would not be satisfied (“Terminating Parent Breach”); provided, however, that the Company has not waived such Terminating Parent Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement such that the conditions set forth in

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Sections 8.01 and 8.02 would not be satisfied; provided, however, that, if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Parent and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of (i) thirty (30) days after notice of such breach is provided by the Company to Parent; or (ii) the Outside Date;

(h) by written notice from Parent to the Company if the PCAOB Financials shall not have been delivered to Parent by the Company on or before the date set forth in Section 7.15; or

(i) by written notice from Parent to the Company if the Company shall not have delivered executed copies of the Stockholder Support Agreements from the Key Company Stockholders (who constitute a Requisite Majority) within twenty-four (24) hours from the date of this Agreement.

SECTION 9.02. Effect of Termination. Except as otherwise set forth in this Section 9.02, in the event of the valid termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability or obligation under this Agreement on the part of any party hereto or its respective affiliates, officers, directors, employees or stockholders or other Representatives, except that (i) no such termination shall relieve the Company of any liability to pay the Termination Fee and any interest and other amounts payable pursuant to Section 9.03 (Termination Fee); (ii) the Confidentiality Agreement, Section 6.04 (Claims Against Trust Account), Section 7.04 (Access to Information; Confidentiality), this Section 9.02, Section 9.03 (Termination Fee), and Article X (General Provisions), and any corresponding definitions set forth in Article I (Definitions) shall survive the termination hereof and (ii) no such termination shall relieve (A) the Company for liability for the Company’s fraud or Willful Material Breach of this Agreement or (B) Parent or Merger Sub for such party’s fraud.

SECTION 9.03. Termination Fee.

(a) In the event that this Agreement is validly terminated by Parent pursuant to Section 9.01(e) or Section 9.01(i), then the Company shall pay or cause to be paid the Termination Fee to Parent (or one or more of its designees) by wire transfer of same day funds as promptly as reasonably practicable (and, in any event, within two (2) Business Days of such termination).

(b) In the event that the Company shall fail to pay any amount due pursuant to this Section 9.03 as required pursuant to this Section 9.03, (i) such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, National Association, in the City of New York in effect on the date such payment was required, as such bank’s prime lending rate, and (ii) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by the other party of its rights in respect thereof.

(c) The parties acknowledge and agree that the provisions for payment of the Termination Fee are an integral part of the Transactions and are included herein in order to induce the parties to enter into this Agreement.

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ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Parent or Merger Sub:

Andretti Acquisition Corp.

7615 Zionsville Road

Indianapolis, Indiana 46268

Attention: William J. Sandbrook; William M. Brown

Email: bill.sandbrook@andrettiacquisition.com; matt.brown@andrettiacquisition.com with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Raphael Russo

E-mail: rrusso@paulweiss.com

if to the Company:

Zapata Computing, Inc.

100 Federal Street, Floor 20

Boston, MA 02110

Attention: Christopher Savoie, Chief Executive Officer

Email: cjs@zapatacomputing.com

with a copy (which shall not constitute notice) to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: William R. Kolb

Email: wkolb@foleyhoag.com

saarestad@foleyhoag.com

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SECTION 10.02. Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04. Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 10.04 shall be null and void, ab initio.

SECTION 10.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.08 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06. Governing Law; Jurisdiction. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any

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federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.

SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09. Counterparts. This Agreement may be executed and delivered (including by electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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SECTION 10.10. Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement, prior to the valid termination of this Agreement in accordance with Section 9.01, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.11. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

SECTION 10.12. Expenses.

(a) Except as set forth in Section 3.04, the last sentence of Section 7.10(c), Section 7.12(f), Section 10.12(b), or elsewhere in this Agreement, all expenses incurred by the parties hereto in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not such Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

(b) The Company and Parent each shall pay 50% of all expenses relating to (a) all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, (b) all printer fees, proxy solicitation fees and any other fees relating to the preparation and filing of the Proxy Statement, (c) the filing fee for the Notification and Report Forms filed under the HSR Act and (d) all filing fees incurred in connection with any regulatory filings or notifications.

SECTION 10.13. Amendment. This Agreement may, to the fullest extent permitted by Law, be amended or modified in whole or in part in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

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SECTION 10.14. Waiver. Any party to this Agreement may, to the fullest extent permitted by Law, at any time prior to the Effective Time, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 10.15. Schedules and Exhibits. The Company Disclosure Schedule, the Parent Disclosure Schedule and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedule, the Parent Disclosure Schedule and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

[Signature Page Follows.]

100

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Business Combination Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ANDRETTI ACQUISITION CORP.

By	/s/ William M. Brown
Name: William M. Brown
Title: President and Chief Financial Officer

TIGRE MERGER SUB, INC.

By	/s/ William M. Brown
Name: William M. Brown
Title: President and Chief Financial Officer

ZAPATA COMPUTING, INC.

By	/s/ Christopher J. Savoie
Name: Christopher J. Savoie
Title: President

SCHEDULE A

Key Company Stockholders

[attached]

SCHEDULE B

Company Knowledge Parties

[attached]

COMPANY DISCLOSURE SCHEDULE

[attached]

PARENT DISCLOSURE SCHEDULE

[attached]

EXHIBIT A

Form of Post-Closing Parent Certificate of Incorporation

[attached]

CERTIFICATE OF INCORPORATION

OF

ZAPATA COMPUTING HOLDINGS INC.

a Delaware corporation

[•], 2024

ARTICLE I

NAME

The name of the corporation is Zapata Computing Holdings Inc. (the “Corporation”).

ARTICLE II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as the same exists or may hereafter be amended. Without limiting the generality of the foregoing, the Corporation shall have all of the powers conferred on corporations by the DGCL and other applicable law.

ARTICLE III

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, DE 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [•] shares, consisting of (a) [•] shares of common stock (the “Common Stock”) and (b) [•] shares of preferred stock (the “Preferred Stock”).

Except as otherwise provided in any certificate of designations of any series of Preferred Stock (each a “Preferred Stock Designation”), the number of authorized shares of the class of Common Stock or Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

Section 4.2 Common Stock.

(a) Voting.

(i) Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), the holders of shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

(iv) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors of the Corporation (the “Board”), or any authorized committee thereof, from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(b) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.3 Preferred Stock. The Board is hereby expressly authorized, without any action or vote by the Corporation’s stockholders (except as may be provided by the terms of any class or series of Preferred Stock outstanding) to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a Preferred Stock Designation filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

ARTICLE V

BOARD OF DIRECTORS

Section 5.1 Board Powers. Except as otherwise required by law or provided in this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate of Incorporation or the Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2 Number, Election and Term.

(a) The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation. At each annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate of Incorporation, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third annual meeting of the stockholders of the Corporation thereafter and until the election and qualification of such director’s successor in office, or until his or her earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors constituting the Board in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Certificate of Incorporation (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Notwithstanding anything herein to the contrary, the affirmative vote of holders of not less than two thirds (2/3) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote thereon, and the affirmative vote of holders of not less than two thirds (2/3) of the voting power of all then outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Section 5.2.

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights.

Section 5.3 Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and not by stockholders. Any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors, when the number of directors is increased or decreased, the Board shall, subject to Section 5.2 hereof, determine the class or classes to which the increased or decreased number of directors shall be apportioned; provided, however, that no decrease in the number of directors shall shorten the term of any incumbent director.

Section 5.4 Removal. From and after the effectiveness of this Certificate of Incorporation, only for so long as the Board is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors.

Section 5.5 Preferred Stock Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or one or more series thereof, to elect one or more directors, the term of office, the filling of vacancies, the removal from office (other than for cause) and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate of Incorporation (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

Section 5.6 Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

ARTICLE VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate of Incorporation (including any Preferred Stock Designation), the affirmative vote of the holders of not less than two thirds (2/3) of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; provided further, however, that if the Board recommends that stockholders approve such adoption, amendment, alteration or repeal at such meeting of stockholders, such adoption, amendment, alteration or repeal shall only require approval under the default voting standard as is set forth in the Bylaws, as may be amended from time to time; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Special Meetings. Only those matters set forth in the notice of a special meeting may be considered or acted upon at such special meeting of stockholders of the Corporation.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) relating to the rights of holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders in lieu thereof. Notwithstanding anything herein to the contrary, the affirmative vote of holders of not less than two thirds (2/3) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote thereon, and the affirmative vote of holders of not less than two thirds (2/3) of the voting power of all then outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Section 7.3.

ARTICLE VIII

LIMITED LIABILITY; INDEMNIFICATION; INSURANCE

Section 8.1 Limitation of Director and Officer Liability.

(a) A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

(b) Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the voting power of all then outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article VIII.

Section 8.2 Indemnification and Advancement of Expenses. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through provisions in the Bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. The rights to indemnification and advancement of expenses conferred by this Section 8.2 and the Bylaws shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

Section 8.3 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, against all liability and loss suffered and expenses incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability, loss or expense under the DGCL.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX of this Certificate of Incorporation may be amended only as provided therein.

ARTICLE X

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 10.1 Forum

(a) Subject to Section 10.1(b), and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, (including, but not limited to: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders or (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (in each case, as they may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware).

(b) Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, as amended, or any rule or regulation promulgated thereunder (in each case, as amended) shall be the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States); provided, however, that if the foregoing provisions of this Section 10.1(b) are, or the application of such provisions to any person or entity or any circumstance is, illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act of 1933, as amended, or any rule or regulation promulgated thereunder (in each case, as amended) shall be the Court of Chancery of the State of Delaware.

(c) Notwithstanding anything to the contrary in this Certificate of Incorporation, the foregoing provisions of this Section 10.1 shall not apply to any claims seeking to enforce any liability, obligation or duty created by the Securities Exchange Act of 1934, as amended, or any rule or regulation promulgated thereunder (in each case, as amended).

ARTICLE XI

MISCELLANEOUS

Section 11.1 Severability. If any provision or provisions (or any part thereof) of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

Section 11.2 To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Certificate of Incorporation.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

ZAPATA COMPUTING HOLDINGS INC.

By:
Name:
Title:

[Signature Page to Certificate of Incorporation]

EXHIBIT B

Form of Post-Closing Parent Bylaws

[attached]

BYLAWS

OF

ZAPATA COMPUTING HOLDINGS INC.

(THE “CORPORATION”)

ARTICLE I

OFFICES

Section 1.1 Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware. The registered office of the Corporation shall be fixed in the Corporation’s certificate of incorporation.Section 1.2 Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS’ MEETINGS

Section 2.1 Annual Meetings. The annual meeting of stockholders of the Corporation (each an “Annual Meeting”) shall be held at such place, either within or outside of the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office. The Board may, in its sole discretion, postpone or reschedule any previously scheduled Annual Meeting. At each Annual Meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such Annual Meeting and may transact any other business as may properly be brought before the meeting. If no Annual Meeting has been held for a period of 13 months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

Section 2.2 Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or outside of the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). The Board may, in its sole discretion, cancel, postpone or reschedule any previously scheduled special meeting of stockholders. Subject to the rights of holders of any outstanding series of Preferred Stock, nominations of persons for election to the Board and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless (x) such special meeting is held in lieu of an Annual Meeting in accordance with Section 2.1 of these Bylaws or, (y) in the case of nominations for election to the Board (but not other business), the purpose or purposes of such special meeting, as set forth in the Corporation’s notice of the meeting, includes the election of directors, in which case of either the foregoing clauses (x) or (y), such special meeting shall be deemed an Annual Meeting for purposes of these Bylaws, except as otherwise expressly indicated herein.

Section 2.3 Notices. Written notice of each stockholders’ meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders’ meeting other than an Annual Meeting (without giving effect to the last sentence of Section 2.2), it shall, in addition, state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed or cancelled by the Board upon public announcement (as defined in Section 2.7(b)) given before the date previously scheduled for such meeting.

Section 2.4 Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (including by any certificate of designation in respect of any series of Preferred Stock) (the “Certificate of Incorporation”) or these Bylaws, the presence, in person or by proxy, at a stockholders’ meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by any one or more classes or series of stock voting separately as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such classes or series shall constitute a quorum for the transaction of such business. If a quorum shall not be present, in person or by proxy, at any meeting of the stockholders of the Corporation, either (i) the chair of the meeting or, (ii) in the absence of any such chair, the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation or other entity, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation or of the voting power of such other entity, as applicable, is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5 Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The stock ledger shall be the only evidence establishing which stockholders are entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders’ meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chair of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the

Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing with the Secretary of the Corporation either an instrument in writing revoking the proxy or another duly executed proxy bearing a later date. In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging their duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of their ability. Each inspector shall ascertain and report the number of outstanding shares and the voting power of each share; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6 Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chair of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are provided in such manner as results in the giving of written notice of the adjourned meeting not being required under the DGCL. At the adjourned meeting, the Corporation, the stockholders, or the holders of any one or more classes or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7 Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business (other than director nominations) may be transacted at an Annual Meeting other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the Annual Meeting by or at the direction of the Board or (iii) otherwise properly brought before the Annual Meeting by any stockholder of the Corporation (A) who is a stockholder of record entitled to vote at such Annual Meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such Annual Meeting and (B) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election in accordance with Section 3.2 (or pursuant to an exception set forth therein) will be eligible for election as a director at any meeting at which directors are to be elected.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an Annual Meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iv), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding an Annual Meeting; provided, however, that, in the event that the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior Annual Meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the Annual Meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an Annual Meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than director nominations) must set forth as to each such matter such stockholder proposes to bring before the Annual Meeting (A) a brief description of the business desired to be brought before the Annual Meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the Annual Meeting, (B) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner with respect to the Corporation’s securities, (E) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (F) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business, (G) a representation that such stockholder is a stockholder of record and that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting and (H) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (2) otherwise to solicit proxies from stockholders in support of such proposal.

(iii) A stockholder providing timely notice of business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business) provided or required to be provided in such notice pursuant to these Bylaws shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of 10 business days prior to the meeting).

(iv) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an Annual Meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such Annual Meeting. Except as otherwise required by law, nothing in this Section 2.7 shall obligate the Corporation to include information with respect to such proposal in any proxy statement. No business shall be conducted at the Annual Meeting except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chair of the Annual Meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the Annual Meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(v) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b) Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8 Conduct of Meetings. The chair of each Annual Meeting and special meeting of stockholders shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he, she or they shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he, she or they shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chair of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chair of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9 Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called Annual Meeting or special meeting of such stockholders and may not be effected by written consent of the stockholders.

ARTICLE III

DIRECTORS

Section 3.1 Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by the Board pursuant to a resolution adopted by a majority of the Board.

Section 3.2 Advance Notice for Nomination of Directors.

(a) Only natural persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation at any meeting of stockholders, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any Annual Meeting, as set forth in the Corporation’s notice of such meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (A) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 3.2 and the applicable requirements of Rule 14a-19 under the Exchange Act.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an Annual Meeting (without giving effect to the last sentence of Section 2.2), not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding Annual Meeting; provided, however, that in the event that the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior Annual Meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the Annual Meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an Annual Meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an Annual Meeting is greater than the number of directors whose terms expire on the date of the Annual Meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the deadline for delivering timely notice set forth in paragraph (b), a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such Annual Meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must:

(i) set forth, as to each person whom the stockholder proposes to nominate for election as a director, (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person, (D) a reasonably detailed description of any compensatory, indemnification, reimbursement, payment or other financial agreement, arrangement or understanding that the person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), and (E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(ii) set forth, as to the stockholder giving the notice, (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner with respect to the Corporation’s securities, (D) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (E) a representation that such stockholder is a stockholder of record and that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, (F) a representation that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors, (G) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (H) all other information required by Rule 14a-19 under the Exchange Act; and

(iii) be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) A stockholder providing timely notice of a nomination to be made at any Annual Meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to these Bylaws shall be true and correct as of the record date for the Annual Meeting and as of the date that is 10 business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of 10 business days prior to the Annual Meeting). Upon request by the Corporation, if any stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder shall deliver to the Corporation, (i) prompt notice of the stockholder’s failure to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) under the Exchange Act and (ii) no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

(f) To be eligible to be a stockholder’s nominee for election as a director (other than a director elected separately by the holders of any one or more series of Preferred Stock, as may be forth in the Certificate of Incorporation or any certificate of designation in respect of any series of Preferred Stock), the proposed nominee must provide to the Secretary of the Corporation in accordance with the applicable time periods prescribed for delivery of notice under this Section 3.2: (i) a completed directors’ and officers’ questionnaire (in the form provided by the Secretary of the Corporation at the request of the nominating stockholder) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or to serve as an independent director of the Corporation, (ii) a written representation that, unless previously disclosed to the Corporation, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with their fiduciary duties under applicable law, (iii) a written representation and agreement that, unless previously disclosed to the Corporation in the nominating stockholder’s notice under this Section 3.2, the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (iv) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with the

Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

(g) If the Board or the chair of the Annual Meeting determines that any nomination was not made in accordance with the provisions of this Section 3.2, Rule 14a-19 under the Exchange Act or any other laws or rules, as applicable, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, Rule 14a-19 under the Exchange Act or any other laws or rules, as applicable, then such nomination shall not be considered at the Annual Meeting. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(h) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board, or a designated committee thereof, shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed for expenses incurred, if any, for attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1 Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each Annual Meeting at the place of the Annual Meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2 Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or outside of the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3 Special Meetings. Special meetings of the Board (a) may be called by the Chair of the Board or Chief Executive Officer (or, if the Corporation has no Chief Executive Officer, the President) and (b) shall be called by the Chair of the Board, Chief Executive Officer, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or outside of the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4 Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5 Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

Section 4.6 Organization. The chair of each meeting of the Board shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he, she or they shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he, she or they shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chair elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1 Establishment. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2 Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3 Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4 Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. If the Board or the committee shall have appointed a chair of the committee, the chair of the committee may call a meeting of the committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI

OFFICERS

Section 6.1 Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chair of the Board, President, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chair of the Board. The Chair of the Board shall be a director and preside when present at all meetings of the stockholders and the Board. The Chair of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. The powers and duties of the Chair of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chair of the Board and Chief Executive Officer may be held by the same person and may be held by more than one person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chair of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he, she or they shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person and may be held by more than one person.

(c) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chair of the Board and the Chief Executive Officer, the President (if he, she or they shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chair of the Board, the Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by their signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by their signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2 Term of Office; Removal; Vacancies; Absence or Disability. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer. In the event of the absence or disability of any officer, the Board may designate another officer to act temporarily in place of such absent or disabled officer.

Section 6.3 Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4 Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders, directors (except in the case of the Chair of the Board) or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1 Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2 Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3 Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, the Treasurer, the Secretary or any Vice President, Assistant Treasurer or Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4 Consideration and Payment for Shares. Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by, or pursuant to a delegation of authority approved by, the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

Section 7.5 Lost, Destroyed or Wrongfully Taken Certificates. If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

Section 7.6 Transfer of Stock.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such stockholders in any manner not prohibited by the DGCL.

Section 7.7 Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8 Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, but subject to the limitations set forth in Section 8.4, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he, she or they is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, Employment Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) (except in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless otherwise permitted by applicable law) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification and advancement of expenses (as defined below), the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 8.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, to the extent the DGCL requires, an advancement of expenses incurred by an Indemnitee in their capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3 Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim; provided, however, no determination as to an Indemnitee’s entitlement to indemnification, nor any claim for indemnification hereunder (other than for advances of expenses), shall be required to be made by the Corporation prior to the final disposition of the proceeding, including any appeal therein, for which such indemnification is sought. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4 Limitation on Indemnification. Subject to the requirements in this Article VIII and the DGCL, the Corporation shall not be obligated to indemnify any person in connection with any proceeding (or any part of any proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Corporation, as required in each case under the Exchnage Act (including any such reimbursements that arise from an accounting restatement of the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any proceeding (or any part of any proceeding) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board authorized the proceeding (or the relevant part of the proceeding) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (iii) such proceeding (or the relevant part thereof) is to enforce rights to indemnification governed by Section 8.3 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

Section 8.5 Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. To the extent an Indemnitee has rights to indemnification, advancement of expenses and/or insurance provided by a third party, (i) the Corporation shall be the indemnitor of first resort (i.e., that its obligations to an Indemnitee are primary and any obligation of such third party to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an Indemnitee are secondary), (ii) the Corporation shall be required to advance the full amount of expenses incurred by an Indemnitee and shall be liable for the full amount of all claims, liabilities, damages, losses, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) to the extent legally permitted and as required by the terms of the Certificate of Incorporation, these Bylaws and the agreements to which the Corporation is a party, without regard to any rights an Indemnitee may have against such third party and (iii) the Corporation irrevocably waives, relinquishes and releases such third party from any and all claims against them for contribution, subrogation or any other recovery of any kind in respect thereof. No advancement of expenses or payment by such third party on behalf of an Indemnitee with respect to any claim for which an Indemnitee has sought indemnification from the Corporation shall affect the foregoing, and such third party shall have a right of contribution and be subrogated to the extent of such advancement of expenses or payment to all of the rights of recovery of an Indemnitee against the Corporation.

Section 8.6 Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise or nonprofit entity against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.7 Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.8 Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided, however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least two thirds (2/3) of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.9 Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.10 Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.11 Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2 Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3 Means of Giving Notice.

(a) Notice to Directors. Whenever notice is required to be given to any director under applicable law, the Certificate of Incorporation or these Bylaws, such notice shall be given either (i) in writing and sent either by hand delivery or through the United States mail, or by a nationally recognized delivery service for next day delivery, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever, by applicable law, the Certificate or these bylaws, notice is required to be given to any stockholder, such notice may be given in writing directed to such stockholder’s mailing address or by electronic transmission directed to such stockholder’s electronic mail address, as applicable, as it appears on the records of the corporation, or by such other form of electronic transmission consented to by the stockholder. Notice to a stockholder shall be deemed given: (i) if mailed, when deposited in the United States mail, postage prepaid; (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address; (iii) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the DGCL; and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (C) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any paperless form of communication, including the use of electronic networks or databases (distributed or not), that creates a record that may be retained, retrieved, reviewed, and automatically reproduced on paper by a recipient.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (i) notice of two consecutive Annual Meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive Annual Meetings, or (ii) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (i) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4 Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5 Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6 Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7 Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8 Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9 Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10 Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11 Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12 Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chair of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13 Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chair of the Board, the Chief Executive Officer, the President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chair of the Board, the Chief Executive Officer, the President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14 Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15 Amendments. The Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the Board or by the stockholders as provided in the Certificate of Incorporation.

ARTICLE X

LOCK-UP

Section 10.1 Lock-Up.

(a) Subject to the exceptions set forth in this Article X, the holders of common stock, par value $0.0001 per share, of the Corporation (“Common Stock”), issued after the adoption of these Bylaws (a) to the former holders of capital stock of Zapata Computing, Inc. (“Legacy Zapata” and such holders “Legacy Holders”) (x) as consideration in connection with the merger of Tigre Merger Sub, Inc. (“Merger Sub”), with and into Legacy Zapata (the “Merger”) pursuant to that certain Business Combination Agreement (as amended from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of September 6, 2023, by and among the Corporation (at the time named Andretti Acquisition Corp.), Merger Sub and Legacy Zapata or (y) in respect of any options or warrants to purchase shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive Common Stock, or any interest in any of the foregoing which as of or immediately following the effective time of the Merger are owned directly by the Legacy Holders (including holding as a custodian) or with respect to which such Legacy Holder has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission or (b) to the former holders of stock options or other equity awards of Legacy Zapata (“Legacy Options and Awards”) upon the settlement or exercise of stock options or other equity awards issued in respect of the conversion of Legacy Options and Awards pursuant to the Business Combination Agreement (the shares of Common Stock described in clauses (a) and clause (b) above, together, the “Lock-Up Shares” and such holders of Lock-Up Shares, the “Lock-Up Holders”) may not, prior to the end of the Lock-Up Period (as defined below) (i) directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Lock-Up Shares, or any options or warrants to purchase any Lock-Up Shares or (ii) enter into any swap or hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The foregoing restriction is expressly agreed to preclude each Lock-Up Holder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Lock-Up Holder’s Lock-Up Shares even if such shares of Common Stock would be disposed of by someone other than the Lock-up Holder during the Lock-up Period. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Lock-Up Holder’s Lock-Up Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares of Common Stock.

(b) Notwithstanding anything to the contrary contained herein, any Legacy Holder that has entered into a Lock-Up Agreement (as defined below) or any other separate lock-up agreement with the Corporation (such holders, the “Electing Holders”, and such lock-up agreements, including the Lock-Up Agreement, the “Separate Lock-Up Agreements”)) shall in no event be considered a Lock-Up Holder hereunder and the restrictions on transfers set forth in Section 10.1(a) of this Article X shall not apply to any Electing Holder. For the avoidance of doubt, any shares of Common Stock held by an Electing Holder shall be subject solely to any restrictions on transfer set forth in their respective Separate Lock-Up Agreement.

(c) Subject to Section 10.2, any Permitted Transferees (as defined below) of Lock-Up Shares may not transfer or dispose of any Lock-Up Shares until the end of the Lock-Up Period.

Section 10.2 Permitted Transfers. The restrictions set forth in Section 10.1 shall not apply to transfers or dispositions (a) by will, other testamentary document or intestacy; (b) as a bona fide gift, including to charitable organizations or for bona fide estate planning purposes; (c) to any trust, partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the Lock-Up Holder or the Lock-Up Holder’s immediate family (as defined below); (d) in the case of an individual, (i) to any immediate family member (for the purposes of this Section 10.2, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin. or other dependent) or (ii) to a trust, the beneficiary of which is either a member of one of the individual’s immediate family or a charitable organization and, in each case, the sole trustee of which is such individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) as a pro rata distribution to limited partners, members or stockholders of such Lock-Up Holder; (g) to the Lock-Up Holder’s affiliated investment fund or other affiliated entity controlled or managed by such Lock-Up Holder or its affiliates; (h) to a nominee or custodian of a person to whom a disposition or transfer would be permissible under clauses (a) through (g) above; (i) pursuant to an order or decree of a governmental authority; (j) from an employee to the Corporation or its subsidiary or parent entities upon death, disability or termination of employment, in each case, of such employee; (k) to the Corporation (i) pursuant to the exercise of any option to purchase Common Stock granted by the Corporation pursuant to any employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Merger (as defined in the Business Combination Agreement)) which are set to expire during the Lock-Up Period, where any

Common Stock received by the undersigned upon any such exercise will be subject to the terms of this Article X, or (ii) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase Common Stock or the vesting of any restricted stock awards granted by the Corporation pursuant to employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Merger) which are set to expire or automatically vest during the Lock-Up Period, where any Common Stock received by such Lock-Up Holder upon any such exercise or vesting will be subject to the terms of this Article X; (l) pursuant to transactions to satisfy any U.S. federal, state, or local income tax obligations of the Lock-Up Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents such transaction from qualifying as a “reorganization” pursuant to Section 368 of the Code (and such transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes); (m) in connection with the consummation of a Liquidity Event; or (n) with the prior written consent of the Corporation; provided, however, that (A) in the case of clauses (b) through (h), (1) each donee, trustee, distributee or transferee, as the case may be, must enter into a lock-up agreement in the form of the Lock-Up Agreements, or another written agreement agreeing to be bound in writing by the restrictions set forth in this Article X in form an substance satisfactory to the Corporation, (B) any such transfer or distribution pursuant to this Section 10.2 shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and (C) in the case of each transfer or distribution pursuant to clauses (b) through (h) above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Lock-Up Period, to the extent legally permitted, (1) such Lock-Up Holder shall provide the Corporation prior written notice informing the Corporation of such report or filing and (2) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, is subject to the restrictions set forth herein.

Section 10.3 Definitions. For purposes of this Article X:

(a) “Lock-Up Agreement” means any lock-up agreement, entered into between a stockholder of Legacy Zapata and the Corporation, in the applicable form attached to the Business Combination Agreement.

(b) “Lock-Up Period” shall mean the period beginning on the Closing Date (as defined in the Business Combination Agreement) and ending on the date that is the earliest of (x) one year after the Closing Date, (y) the date on which the closing price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing Date, and (z) the consummation after the after the Closing Date of a Liquidity Event.

(c) “Liquidity Event” shall mean a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Corporation’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

(d) “Permitted Transferee” shall mean each donee, trustee, distributee or transferee, as the case may be, of Lock-Up Shares permitted by Section 10.2 of this Article X.

Section 10.4 Other Provisions.

(a) Any attempt to transfer or otherwise dispose of any Lock-up Shares that is not in compliance with this Article X shall be null and void ab initio, and the Corporation shall not be obligated to, and may cause any transfer agent not to, give any effect in the Corporation’s stock records to such attempted transfer or disposition, and the purported transferee in any such purported Transfer shall not be treated as the owner of such Lock-up Shares for any purpose. Any certificate representing the Lock-up Shares shall reflect a legend reflecting the transfer restrictions set forth in this Article X.

(b) In furtherance of this Article X, the Corporation may (i) place a revocable stop order on all Lock-up Shares subject to Section 10.1, including those which may be covered by a registration statement, and (ii) notify the Corporation’s transfer agent in writing of such stop order and the restrictions on such Lock-up Shares under Section 10.1 and direct the Corporation’s transfer agent not to process any attempts by any Lock-Up Holder to Transfer any such shares except in compliance with this Article X.

(c) Notwithstanding the other provisions set forth in this Article X, compliance with any of the provisions, covenants and conditions set forth in this Article X may be waived by the Corporation.

(d) The provisions of this Article X shall continue in effect during the Lock-up Period, and shall thereafter terminate and be of no further force or effect.

(e) Subject to Section 10.4(d), any repeal or amendment of this Article X by the Board or the stockholders of the Corporation, or the adoption of any other provision of these Bylaws inconsistent with this Article X, will, to the extent permitted by applicable law, be prospective only. Amendments or repeals of this Article X shall require the affirmative vote of the stockholders holding at least two thirds (2/3) of the voting power of all outstanding shares of capital stock of the Corporation.

EXHIBIT C-1

Form of Stockholder Support Agreement (Common Stockholders)

[attached]

FINAL FORM

Exhibit C-1

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”), dated as of [•], 2023, is entered into by and among Andretti Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance the Business Combination Agreement (as defined below) (“Acquiror”), Tigre Merger Sub, Inc., a Delaware corporation (“Merger Sub”), [•] (the “Stockholder”), and solely for purposes of Section 26, Zapata Computing, Inc., a Delaware corporation (the “Company”). Subject to Section 23, capitalized (and other defined terms) terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Acquiror, the Company, and Merger Sub are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof and this Agreement (except as expressly otherwise provided herein), the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary (the “Surviving Corporation”) of Acquiror;

WHEREAS, as of the date hereof, the Stockholder is the record and a “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote [•] shares of Company Common Stock (the “Owned Shares”); the Owned Shares and any additional shares of Company Capital Stock (or any securities convertible into or exercisable or exchangeable for shares of Company Capital Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Acquiror to enter into the Business Combination Agreement, the Company and the Stockholder are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, the Company and the Stockholder hereby agree as follows:

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1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 4, the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, as promptly as reasonably practicable (and in any event, within twenty-four (24) hours) following receipt of notice from the Company by e-mail communication of the effective date of the Registration Statement, the written consent in substantially the form attached hereto as Exhibit A (with such modifications as may be mutually agreed by Acquiror and the Company and of which the Stockholder has been notified, provided such modifications are not adverse to the Stockholder in a non-de minimis manner) in respect of all of the Stockholder’s Covered Shares. In addition, prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to (except as otherwise set forth herein):

(a) if and when such meeting is held, appear at such meeting (provided that the Stockholder is afforded the reasonable opportunity to join such meeting by videoconference or teleconference) or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Merger and the adoption of the Business Combination Agreement and, to the extent not a Prohibited Matter (as defined below), any other matters necessary or reasonably requested by the Company for the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against any Company Acquisition Proposal and any other action that would reasonably be expected to (i) materially impede, materially interfere with, materially delay, materially postpone or materially adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement, (ii) to the knowledge of the Stockholder, result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement that would result in the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03 of the Business Combination Agreement to be satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

None of the Stockholder’s obligations set forth in this Agreement (including this Section 1) shall be limited, relieved or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal. The Stockholder hereby acknowledges receipt of a copy of the Business Combination Agreement, including the schedules and exhibits thereto, on or prior to the date hereof (which Business Combination Agreement, schedules and exhibits, for the avoidance of doubt, do not reflect any amendment, supplement, restatement or modification after the date hereof).

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2. Merger Consideration. The Stockholder hereby agrees to the conversion of all Covered Shares in the manner set forth in Section 3.01 of the Business Combination Agreement.

3. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) except for the Voting Agreement, enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is reasonable expected to be otherwise inconsistent with, or would materially interfere with, materially delay or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

4. Termination. This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the Effective Time, (ii) the termination of the Business Combination Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror and the Stockholder, or (iv) the election of the Stockholder in its sole discretion by written notice to the Company and the Acquiror to terminate this Agreement following any modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, or any schedules or exhibits thereto, in each case in the form provided to the Stockholder on or prior to the date hereof, that (a) provides for, or effects, a Prohibited Matter or (b) reduces the amount or changes the form of consideration payable to the Stockholder, in each case, without the Stockholder’s prior written consent (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 11 to 24 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Material Breach of, or actual fraud by such party in connection with, this Agreement prior to such termination.

5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror and Merger Sub as to itself as follows as of the date hereof:

(a) The Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Stockholder’s Covered Shares, free and clear of Liens other than (i) as created by this Agreement, the certificate of incorporation and bylaws of the Company, the Business Combination Agreement, the Second Amended and Restated Investors’ Rights Agreement dated as of August 31, 2020 by and among the Company and the parties named therein (the “IRA”), the Second Amended and Right of First Refusal and Co-Sale Agreement dated as of August 31, 2020 by and among the Company and the parties named therein (the “ROFR”), and Second Amended and Restated Voting Agreement dated as of August 31, 2020 by and among the Company and the parties named therein (the “Voting Agreement”, and together with the IRA and ROFR, the “Investor Agreements”), and (ii) Permitted Liens. Other than the Stockholder’s Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company).

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(b) The Stockholder (i) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (ii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement.

(c) The Stockholder has legal competence and capacity to enter into this Agreement and all necessary authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and, to the extent any Covered Share constitutes community property under applicable Law, the Stockholder has obtained all consents necessary under applicable Law to enter into this Agreement and to perform its obligations hereunder with respect to such Covered Shares. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, constitute or result in (i) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(d), under any applicable Law to which the Stockholder is subject or (ii) the requirement to obtain any consent, approval, authorization or permit of, or make filing with or notification to any Governmental Authority or any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (i) or (ii) directly above, for any such breach, violation, termination, default, creation, acceleration, change, consent, approval, authorizations, permits or filings or other occurrences that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) There is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(f) The Stockholder understands and acknowledges that Acquiror and Merger Sub are entering into the Business Combination Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

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(g) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror, Merger Sub or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by the Stockholder.

6. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 7 hereof, prior to the Termination Date, the Stockholder shall not, and shall not authorize or permit any of its affiliates or any of its or their Representatives to, directly or indirectly, (i) initiate, solicit, facilitate, encourage or continue (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to, a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) that would be entered into, announced or consummated prior to or at the Closing or otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) prior to the Termination Date, approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (v) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to any such Company Acquisition Proposal, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Stockholder shall, and shall instruct and cause its Representatives, to immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives in connection with the Transactions) in connection with a Company Acquisition Proposal, except with respect to any Post-Closing Transaction Discussions. Notwithstanding the foregoing, nothing in this Section 6(a) shall prohibit the Stockholder or its Representatives from engaging in or continuing any inquiries or discussions with respect to any Company Acquisition Proposal (i) with the Stockholder’s designee to the board of directors of the Company, the Stockholder’s internal and external advisors, or with other holders of equity in the Company and their respective designees to the Board (if any), and otherwise (ii) solely to the extent that (A) Acquiror would be a party the definitive documentation in respect of such Company Acquisition Proposal, (B) such Company Acquisition Proposal (and any agreement or documentation related thereto, whether or not binding) would not be entered into, announced, disclosed or consummated prior to the Closing and (C) the entry into such Company Acquisition Proposal (and the definitive documentation related thereto) would require the prior approval of the board of directors of Acquiror after the Closing (any such solicitation, facilitation, encouragement, or continuation of inquires or discussions on the terms set forth in this sentence, the “Post-Closing Transaction Discussions”). The Stockholder shall promptly notify Acquiror (and in any event within three (3) Business Days) in writing of the receipt of any Company Acquisition Proposal by the Stockholder after the date of this Agreement, which notice, to the extent permitted by existing

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confidentiality restrictions, shall identify the third party making any Company Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal. Notwithstanding the foregoing, the Stockholder may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 6(a). The parties agree that any violation of the restrictions set forth in this Section 6(a) by any of the Stockholder’s Representatives shall be deemed to be a breach of this Section 6(a) by the Stockholder. The Stockholder agrees that the rights and remedies for non-compliance with this Section 6(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Acquiror and that money damages would not provide an adequate remedy to Acquiror. Notwithstanding the foregoing, the Stockholder shall have no obligation to notify Acquiror of the receipt of any Company Acquisition Proposal by the Stockholder if the Company also receives such Company Acquisition Proposal.

(b) The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Merger, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer (A) to an Affiliate of the Stockholder, (B) in the case of an individual, Transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person, or to a charitable organization, (C) occurring by will, testamentary document or intestate succession upon the death of a Stockholder who is an individual, (D) in the case of an individual, pursuant to community property laws, divorce decree or a qualified domestic relations order, or (E) to a nominee or custodian of a person or entity to whom a Transfer would be permissible under clauses (A) through (D) above (any Transfer permitted by clauses (A) through (E), a “Permitted Transfer”); provided, that, any Permitted Transfer shall be permitted only if, (1) as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement and any other Ancillary Agreement to which the Stockholder is a party in connection with the transactions contemplated by the Business Combination Agreement, including any lock-up agreement (with the length of the lock-up period described in such lock-up agreement to be the same as the transferring Stockholder is subject to) and (2) such Permitted Transfer complies with applicable Securities Laws. Any Transfer in violation of this Section 6(b) with respect to the Stockholder’s Covered Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Stockholder. The Stockholder acknowledges and agrees that it may not transfer any of its Covered Shares except as permitted pursuant to an available exemption from registration under the Securities Act or upon satisfaction of the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws

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of any state of the United States. In addition to the restrictions on Transfer contained in this Agreement, the Stockholder acknowledges that its Covered Shares are subject to transfer restrictions under the Securities Act and the organizational documents of the Company and that any such Transfer by the Stockholder must comply with the terms of this Agreement, restrictions under the Securities Act and the organizational documents of the Company.

(c) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

(d) No Stockholder will make any public announcement or issue any public communication regarding the Business Combination Agreement, the transactions contemplated thereby, including the Merger, or any matter related to the foregoing, without the prior written consent of the Acquiror and the Company, except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Stockholder shall, to the extent permitted by applicable Law, first allow the Acquiror and the Company to review such announcement or communication and have the opportunity to comment thereon and the disclosing Stockholder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6(d); and (iii) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings required to be made as a result of the Business Combination Agreement.

(e) The Stockholder agrees to execute and deliver such documentation as may be necessary or reasonably requested by Acquiror or the Company to terminate, effective upon and contingent upon the Closing and without any liability to Acquiror, the Sponsor or the Company, any Company Affiliate Agreement to which the Stockholder is a party that is contemplated to be terminated in connection with the transactions contemplated by the Business Combination Agreement; provided, the foregoing shall not require Stockholder to take any action to terminate a side letter that Stockholder has entered into with the Company if such side letter terminates by its terms upon consummation of the Merger.

7. Further Assurances. From time to time, at Acquiror’s reasonable request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

8. Termination of Stockholder Agreements; Related Agreements. Unless the Termination Date has occurred prior to the Effective Time, the Stockholder, by this Agreement, with respect to its Covered Shares hereby agrees to terminate, subject to and effective immediately prior to the Effective Time, and provided that all Terminating Rights (as defined below) between the Company and any other holder of Company capital stock shall also terminate at such time, if applicable to the Stockholder, any rights under any agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between the Stockholder and the Company.

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9. Disclosure. The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure, in each case required by the SEC, the Stockholder’s identity and ownership of the Stockholder’s Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that at least three (3) business days prior to any such publication or disclosure the Company and Acquiror have provided the Stockholder with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

10. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

11. Amendment and Modification. This Agreement may, to the fullest extent permitted by Law, be amended or modified in whole or in part only in writing by the parties hereto. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

12. Waiver. Any party to this Agreement may, to the fullest extent permitted by Law, at any time prior to the Termination Date, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13):

if to Acquiror, to it at:

Andretti Acquisition Corp.

7615 Zionsville Road

Indianapolis, Indiana 46268

Attention: William J. Sandbrook; William M. Brown

Email: bill.sandbrook@andrettiacquisition.com;

    matt.brown@andrettiacquisition.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

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New York, NY 10019

Attn:     Raphael Russo

E-mail: rrusso@paulweiss.com

If to the Company, to it at:

Zapata Computing, Inc.

100 Federal Street, Floor 20

Boston, MA 02110

Attention: Christopher Savoie, Chief Executive Officer

Email: cjs@zapatacomputing.com

with a copy (not constituting notice) to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: William R. Kolb

Email: wkolb@foleyhoag.com

    saarestad@foleyhoag.com

If to the Stockholder, to such address and e-mail address set forth on the Stockholder’s signature page hereto or to such other address or addresses as the Stockholder may from time to time designate in writing.

14. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

15. Entire Agreement. This Agreement, the Business Combination Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Other than in connection with a Permitted Transfer, this Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 15 shall be null and void, ab initio.

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16. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror and Merger Sub in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

17. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17(C).

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18. Claims Against Trust Account. Reference is made to the final prospectus of Acquiror, dated as of January 12, 2022 and filed with the SEC (File No. 333-254627) (the “Prospectus”). The Stockholder, on behalf of itself and its subsidiaries, hereby represents and warrants that it has read the Prospectus and understands that Acquiror has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public shareholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Acquiror may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Parent Common Stock in connection with the consummation of Acquiror’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (b) in connection with a shareholder vote to amend the Parent MAA to (i) modify the substance and timing of Acquiror’s obligation to allow a redemption in connection with the consummation of a Business Combination, (ii) to redeem 100% of the of the Parent Common Stock if Stockholder does not consummate a Business Combination within twenty-four (24) months after the closing of the IPO or (iii) with respect to any other provision relating to the Public Stockholders’ rights or pre-Business Combination activity, (c) to the Public Stockholders if Acquiror fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, (d) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, for working capital, or up to $100,000 to pay dissolution expenses, or (e) to Acquiror after or concurrently with the consummation of a Business Combination. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Stockholder agrees on behalf of itself and its affiliates that, notwithstanding any other provision contained in this Agreement, neither the Stockholder nor any of its affiliates do now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund or any distributions therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Stockholder and its Representatives on the one hand, and Acquiror and its Representatives on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 18 as the “Released Claims”). Notwithstanding any other provision contained in this Agreement, the Stockholder on behalf of itself and its affiliates hereby irrevocably waives any Released Claim it may have, now or in the future and will not seek recourse against the Trust Fund (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Acquiror or its affiliates) in respect thereof. The Stockholder agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter in this Agreement, and the Stockholder further intends and understands such waiver to be valid, binding and enforceable against the Stockholder and each of its affiliates under applicable Law. To the extent the

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Stockholder or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, the Stockholder hereby acknowledges and agrees that the Stockholder’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Stockholder or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

19. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent the following is a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

20. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement, prior to the valid termination of this Agreement in accordance with Section 4, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

21. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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22. Counterparts. This Agreement may be executed and delivered (including by electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

23. Construction and Headings. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the term “Exhibit” refers to the specified Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. All references herein to “$” or “dollars” shall be to U.S. dollars. With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto. The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished by delivery to such party or its legal counsel via electronic mail or hard copy form.

24. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer, director, employee or fiduciary of the Company or any other person.

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25. Prohibited Matters. Notwithstanding anything to the contrary set forth herein, the Stockholder shall not be required to take any action that (a) increases the obligations of the Stockholder or its affiliates in a non-de minimis manner in connection with the Business Combination Agreement, or any schedules or exhibits thereto in the forms provided to the Stockholder on or prior to the date hereof, or any of the transactions contemplated thereby, including the Merger, (b) obligates the Stockholder to bear any expense or pay any fee or grant any concession in connection with performing its obligations hereunder, other than fees and expenses (including out-of-pocket expenses to legal counsel or other advisors) incurred by the Stockholder in connection with the review, negotiation and/or consummation of this Agreement, the Business Combination Agreement (and the exhibits and schedules thereto) or the other Ancillary Agreements, (c) subjects the Stockholder or its affiliates to any restrictive covenant (including non-compete, non-solicit, or non-disparagement covenants, but not including standard confidentiality and anti-publicity restrictions), (d) requires the Stockholder or its affiliates to terminate, or amend, waive or otherwise modify any provisions of, any agreement to which the Stockholder or its affiliates is a party (except for any agreements entered into by the Stockholder in its capacity as a Stockholder, including the Investor Agreements or any side letter entered into between the Stockholder and the Company that by its terms does not terminate upon the consummation of the Merger), (e) requires the Stockholder or its affiliates to provide any general release of claims not limited to claims in the Stockholder’s capacity as an equity holder in the Company, or (f) subjects the Stockholder or its affiliates to, or requires the Stockholder or its affiliates to provide, any power of attorney (each of the matters described in the foregoing clauses (a) through (f), a “Prohibited Matter”). For the avoidance of doubt, no obligation of the Stockholder or its affiliates contained in this Agreement, the Lock-Up Agreement to which Stockholder is a party or the Business Combination Agreement (or the schedules or exhibits thereto) in the form provided to the Stockholder on or prior to the date hereof shall constitute a “Prohibited Matter”.

26. Other Support Agreements. The Company and the Acquiror, severally and not jointly, represent and warrant to the Stockholder that (a) prior to the date hereof, the Stockholder has been provided with copies of the Business Combination Agreement and the schedules and exhibits thereto, in each case in substantially final form, and (b) each other Key Company Stockholder has entered into, or will enter into, a stockholder support agreement with the Company and Acquiror (each, an “Other Support Agreement”) having terms and conditions that are no more favorable to such other Key Company Stockholder than the terms and conditions contained in this Agreement. The Company and the Acquiror acknowledge that the Stockholder, in entering into this Agreement, is relying upon the accuracy of the foregoing representations and warranties, and the effectiveness of this Agreement is expressly conditioned thereupon. Furthermore, the Company and Acquiror hereby agree that, in the event that any Other Support Agreement is amended to include any terms or conditions that are more favorable to the applicable Key Company Stockholder under such Other Support Agreement than those contained in this Agreement, or any obligation of any other Key Company Stockholder under any Other Support Agreement is waived, amended or modified in a manner more favorable to the applicable Key Company Stockholder under such Other Support Agreement than those contained in this Agreement, the Company or Acquiror shall, promptly following the amendment, waiver or modification of such Other Support Agreement, offer to each other Key Company Stockholder (including the Stockholder) the opportunity to amend, modify or waive the provisions of this Agreement to reflect such more favorable terms.

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[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

ANDRETTI ACQUISITION CORP.

By:
Name:
Title:

Solely for purposes of Section 26:

ZAPATA COMPUTING, INC.

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

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[STOCKHOLDER]

By:
Name:
Title:

Address:

E-mail:

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EXHIBIT C-2

Form of Stockholder Support Agreement (Preferred Stockholders)

[attached]

FINAL FORM

Exhibit C-2

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”), dated as of [•], 2023, is entered into by and among Andretti Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance the Business Combination Agreement (as defined below) (“Acquiror”), Tigre Merger Sub, Inc., a Delaware corporation (“Merger Sub”), [•], (the “Stockholder”), and solely for purposes of Section 26, Zapata Computing, Inc., a Delaware corporation (the “Company”). Subject to Section 23, capitalized (and other defined terms) terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Acquiror, the Company, and Merger Sub are entering into a Business Combination Agreement (as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof and this Agreement (except as expressly otherwise provided herein), the “Business Combination Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary (the “Surviving Corporation”) of Acquiror;

WHEREAS, as of the date hereof, the Stockholder is the record and a “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote [[•] shares of [Company Series Seed Preferred Stock] [Company Series A Preferred Stock] [Company Series B-1 Preferred Stock] [Company Series B-2 Preferred Stock]] (the “Owned Shares”); the Owned Shares and any additional shares of Company Capital Stock (or any securities convertible into or exercisable or exchangeable for shares of Company Capital Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of Acquiror to enter into the Business Combination Agreement, the Company and the Stockholder are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, the Company and the Stockholder hereby agree as follows:

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1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 4, the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, as promptly as reasonably practicable (and in any event, within twenty-four (24) hours) following receipt of notice from the Company by e-mail communication of the effective date of the Registration Statement, the written consent in substantially the form attached hereto as Exhibit A (with such modifications as may be mutually agreed by Acquiror and the Company and of which the Stockholder has been notified, provided such modifications are not adverse to the Stockholder in a non-de minimis manner) in respect of all of the Stockholder’s Covered Shares. In addition, prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to (except as otherwise set forth herein):

(a) if and when such meeting is held, appear at such meeting (provided that the Stockholder is afforded the reasonable opportunity to join such meeting by videoconference or teleconference) or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Merger and the adoption of the Business Combination Agreement and, to the extent not a Prohibited Matter (as defined below), any other matters necessary or reasonably requested by the Company for the consummation of the Merger and the other transactions contemplated by the Business Combination Agreement; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against any Company Acquisition Proposal and any other action that would reasonably be expected to (i) materially impede, materially interfere with, materially delay, materially postpone or materially adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement, (ii) to the knowledge of the Stockholder, result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement that would result in the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03 of the Business Combination Agreement to be satisfied, or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement; provided that no sale and transfer of the Stockholder’s Covered Shares pursuant to a Permitted Transfer (as defined below), or any vote of written consent entered into on connection with such sale or transfer, if applicable, shall constitute a breach of this Section 1(c), notwithstanding that the Covered Shares being transferred by the Stockholder may exceed 10% or more of the total voting power of the equity securities of the Company.

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None of the Stockholder’s obligations set forth in this Agreement (including this Section 1) shall be limited, relieved or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal. The Stockholder hereby acknowledges receipt of a copy of the Business Combination Agreement, including the schedules and exhibits thereto, on or prior to the date hereof (which Business Combination Agreement, schedules and exhibits, for the avoidance of doubt, do not reflect any amendment, supplement, restatement or modification after the date hereof).

2. Merger Consideration. The Stockholder hereby agrees to the conversion of all Covered Shares in the manner set forth in Section 3.01 of the Business Combination Agreement.

3. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) except for the Voting Agreement, enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is reasonable expected to be otherwise inconsistent with, or would materially interfere with, materially delay or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

4. Termination. This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the Effective Time, (ii) the termination of the Business Combination Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror and the Stockholder, or (iv) the election of the Stockholder in its sole discretion by written notice to the Company and the Acquiror to terminate this Agreement following any modification or amendment to, or the waiver of any provision of, the Business Combination Agreement, or any schedules or exhibits thereto, in each case in the form provided to the Stockholder on or prior to the date hereof, that (a) provides for, or effects, a Prohibited Matter or (b) reduces the amount or changes the form of consideration payable to the Stockholder, in each case, without the Stockholder’s prior written consent (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 11 to 24 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Material Breach of, or actual fraud by such party in connection with, this Agreement prior to such termination.

5. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror and Merger Sub as to itself as follows as of the date hereof:

(a) The Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Stockholder’s Covered Shares, free and clear of Liens other than (i) as created by this Agreement, the certificate of incorporation and bylaws of the Company, the Business Combination

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Agreement, the Second Amended and Restated Investors’ Rights Agreement dated as of August 31, 2020 by and among the Company and the parties named therein (the “IRA”), the Second Amended and Right of First Refusal and Co-Sale Agreement dated as of August 31, 2020 by and among the Company and the parties named therein (the “ROFR”), and Second Amended and Restated Voting Agreement dated as of August 31, 2020 by and among the Company and the parties named therein (the “Voting Agreement”, and together with the IRA and ROFR, the “Investor Agreements”), and (ii) Permitted Liens. Other than the Stockholder’s Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company).

(b) The Stockholder (i) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (ii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement.

(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation, limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(d), under any applicable Law to which the Stockholder is subject or (iii) the requirement to obtain any consent, approval, authorization or permit of, or make filing with or notification to any Governmental Authority or any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration, change, consent, approval, authorizations, permits or filings or other occurrences that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) There is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.

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(f) The Stockholder understands and acknowledges that Acquiror and Merger Sub are entering into the Business Combination Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

(g) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror, Merger Sub or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by the Stockholder.

6. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 7 hereof, prior to the Termination Date, the Stockholder shall not, and shall not authorize or permit any of its affiliates or any of its or their Representatives to, directly or indirectly, (i) initiate, solicit, facilitate, encourage or continue (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to, a Company Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) that would be entered into, announced or consummated prior to or at the Closing or otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) prior to the Termination Date, approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (v) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to any such Company Acquisition Proposal, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Stockholder shall, and shall instruct and cause its Representatives, to immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives in connection with the Transactions) in connection with a Company Acquisition Proposal, except with respect to any Post-Closing Transaction Discussions. Notwithstanding the foregoing, nothing in this Section 6(a) shall prohibit the Stockholder or its Representatives from engaging in or continuing any inquiries or discussions with respect to any Company Acquisition Proposal (i) with the Stockholder’s designee to the board of directors of the Company, the Stockholder’s internal and external advisors, or with other holders of equity in the Company and their respective designees to the Board (if any), and otherwise (ii) solely to the extent that (A) Acquiror would be a party the definitive documentation in respect of such Company Acquisition Proposal, (B) such Company Acquisition Proposal (and any agreement or

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documentation related thereto, whether or not binding) would not be entered into, announced, disclosed or consummated prior to the Closing and (C) the entry into such Company Acquisition Proposal (and the definitive documentation related thereto) would require the prior approval of the board of directors of Acquiror after the Closing (any such solicitation, facilitation, encouragement, or continuation of inquires or discussions on the terms set forth in this sentence, the “Post-Closing Transaction Discussions”). The Stockholder shall promptly notify Acquiror (and in any event within three (3) Business Days) in writing of the receipt of any Company Acquisition Proposal by the Stockholder after the date of this Agreement, which notice, to the extent permitted by existing confidentiality restrictions, shall identify the third party making any Company Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal. Notwithstanding the foregoing, the Stockholder may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 6(a). The parties agree that any violation of the restrictions set forth in this Section 6(a) by any of the Stockholder’s Representatives shall be deemed to be a breach of this Section 6(a) by the Stockholder. The Stockholder agrees that the rights and remedies for non-compliance with this Section 6(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Acquiror and that money damages would not provide an adequate remedy to Acquiror. Notwithstanding the foregoing, the Stockholder shall have no obligation to notify Acquiror of the receipt of any Company Acquisition Proposal by the Stockholder if the Company also receives such Company Acquisition Proposal.

(b) The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Merger, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer (A) to an Affiliate of the Stockholder, (B) in the case of an individual, Transfers by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person, or to a charitable organization, (C) occurring by will, testamentary document or intestate succession upon the death of a Stockholder who is an individual, (D) in the case of an individual, pursuant to community property laws, divorce decree or a qualified domestic relations order, (E) to a nominee or custodian of a person or entity to whom a Transfer would be permissible under clauses (A) through (D) above, or (F) to a person that is not an affiliate of the Stockholder so long as any such Transfer is consummated prior to the filing of the Registration Statement (any Transfer permitted by clauses (A) through (F), a “Permitted Transfer”); provided, that, any Permitted Transfer shall be permitted only if, (1) as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement and any other Ancillary Agreement to which the Stockholder is a party

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in connection with the transactions contemplated by the Business Combination Agreement, including any lock-up agreement (with the length of the lock-up period described in such lock-up agreement to be the same as the transferring Stockholder is subject to) and (2) such Permitted Transfer complies with applicable Securities Laws. Any Transfer in violation of this Section 6(b) with respect to the Stockholder’s Covered Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Stockholder. The Stockholder acknowledges and agrees that it may not transfer any of its Covered Shares except as permitted pursuant to an available exemption from registration under the Securities Act or upon satisfaction of the registration requirements of the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States. In addition to the restrictions on Transfer contained in this Agreement, the Stockholder acknowledges that its Covered Shares are subject to transfer restrictions under the Securities Act and the organizational documents of the Company and that any such Transfer by the Stockholder must comply with the terms of this Agreement, restrictions under the Securities Act and the organizational documents of the Company.

(c) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

(d) No Stockholder will make any public announcement or issue any public communication regarding the Business Combination Agreement, the transactions contemplated thereby, including the Merger, or any matter related to the foregoing, without the prior written consent of the Acquiror and the Company, except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Stockholder shall, to the extent permitted by applicable Law, first allow the Acquiror and the Company to review such announcement or communication and have the opportunity to comment thereon and the disclosing Stockholder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6(d); and (iii) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings required to be made as a result of the Business Combination Agreement[; provided that the Stockholder shall not be deemed to have breached this Section 6(d) by the disclosure by any of the Stockholder’s affiliates that are media or news organizations in the ordinary course of their business of disseminating news and information if the individuals involved in such dissemination received the confidential information (or statements) in the ordinary course of business in connection with such organization’s news and information gathering business and from a source (whether directly or indirectly) that is not the personnel or advisors of the Stockholder]1.

(e) The Stockholder agrees to execute and deliver such documentation as may be necessary or reasonably requested by Acquiror or the Company to terminate, effective upon and contingent upon the Closing and without any liability to Acquiror, the Sponsor or the Company, any Company Affiliate Agreement to which the Stockholder is a party that is contemplated to be terminated in connection with the transactions contemplated by the Business Combination Agreement; provided, the foregoing shall not require Stockholder to take any action to terminate a side letter that Stockholder has entered into with the Company if such side letter terminates by its terms upon consummation of the Merger.

[1]	Note to Draft: Proviso to be included for applicable investors.

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7. Further Assurances. From time to time, at Acquiror’s reasonable request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

8. Termination of Stockholder Agreements; Related Agreements. Unless the Termination Date has occurred prior to the Effective Time, the Stockholder, by this Agreement, with respect to its Covered Shares hereby agrees to terminate, subject to and effective immediately prior to the Effective Time, and provided that all Terminating Rights (as defined below) between the Company and any other holder of Company capital stock shall also terminate at such time, if applicable to the Stockholder, any rights under any agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (the “Terminating Rights”) between the Stockholder and the Company.

9. Disclosure. The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure, in each case required by the SEC, the Stockholder’s identity and ownership of the Stockholder’s Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that at least three (3) business days prior to any such publication or disclosure the Company and Acquiror have provided the Stockholder with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

10. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

11. Amendment and Modification. This Agreement may, to the fullest extent permitted by Law, be amended or modified in whole or in part only in writing by the parties hereto. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

12. Waiver. Any party to this Agreement may, to the fullest extent permitted by Law, at any time prior to the Termination Date, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

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13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13):

if to Acquiror, to it at:

Andretti Acquisition Corp.

7615 Zionsville Road

Indianapolis, Indiana 46268

Attention: William J. Sandbrook; William M. Brown

Email: bill.sandbrook@andrettiacquisition.com;

matt.brown@andrettiacquisition.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attn: Raphael Russo

E-mail: rrusso@paulweiss.com

If to the Company, to it at:

Zapata Computing, Inc.

100 Federal Street, Floor 20

Boston, MA 02110

Attention: Christopher Savoie, Chief Executive Officer

Email: cjs@zapatacomputing.com

with a copy (not constituting notice) to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: William R. Kolb

Email: wkolb@foleyhoag.com

saarestad@foleyhoag.com

If to the Stockholder, to such address and e-mail address set forth on the Stockholder’s signature page hereto or to such other address or addresses as the Stockholder may from time to time designate in writing.

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14. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

15. Entire Agreement. This Agreement, the Business Combination Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Other than in connection with a Permitted Transfer, this Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 15 shall be null and void, ab initio.

16. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror and Merger Sub in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

17. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing herein contained shall be deemed to affect

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the right of any party to serve process in any manner permitted by Law. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17(C).

18. Claims Against Trust Account. Reference is made to the final prospectus of Acquiror, dated as of January 12, 2022 and filed with the SEC (File No. 333-254627) (the “Prospectus”). The Stockholder, on behalf of itself and its subsidiaries, hereby represents and warrants that it has read the Prospectus and understands that Acquiror has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public shareholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Acquiror may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Parent Common Stock in connection with the consummation of Acquiror’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (b) in connection with a shareholder vote to amend the Parent MAA to (i) modify the substance and timing of Acquiror’s obligation to allow a redemption in connection with the consummation of a Business Combination, (ii) to redeem 100% of the of the Parent Common Stock if Stockholder does not consummate a Business Combination within twenty-four (24) months after the closing of the IPO or (iii) with respect to any other provision relating to the Public Stockholders’ rights or pre-Business Combination activity, (c) to the Public Stockholders if Acquiror fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, (d) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, for working capital, or up to $100,000 to pay dissolution expenses, or (e) to Acquiror after or concurrently with the consummation of a Business Combination. For and in consideration of Acquiror entering into this Agreement, and for

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other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Stockholder agrees on behalf of itself and its affiliates that, notwithstanding any other provision contained in this Agreement, neither the Stockholder nor any of its affiliates do now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund or any distributions therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Stockholder and its Representatives on the one hand, and Acquiror and its Representatives on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 18 as the “Released Claims”). Notwithstanding any other provision contained in this Agreement, the Stockholder on behalf of itself and its affiliates hereby irrevocably waives any Released Claim it may have, now or in the future and will not seek recourse against the Trust Fund (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Acquiror or its affiliates) in respect thereof. The Stockholder agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter in this Agreement, and the Stockholder further intends and understands such waiver to be valid, binding and enforceable against the Stockholder and each of its affiliates under applicable Law. To the extent the Stockholder or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, the Stockholder hereby acknowledges and agrees that the Stockholder’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Stockholder or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

19. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent the following is a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

20. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable

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relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement, prior to the valid termination of this Agreement in accordance with Section 4, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

21. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

22. Counterparts. This Agreement may be executed and delivered (including by electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

23. Construction and Headings. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the term “Exhibit” refers to the specified Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. All references herein to “$” or “dollars” shall be to U.S. dollars. With regard to each and every term and condition of this Agreement and any and

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all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto. The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished by delivery to such party or its legal counsel via electronic mail or hard copy form.

24. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer, director, employee or fiduciary of the Company or any other person.

25. Prohibited Matters. Notwithstanding anything to the contrary set forth herein, the Stockholder shall not be required to take any action that (a) increases the obligations of the Stockholder or its affiliates in a non-de minimis manner in connection with the Business Combination Agreement, or any schedules or exhibits thereto in the forms provided to the Stockholder on or prior to the date hereof, or any of the transactions contemplated thereby, including the Merger, (b) obligates the Stockholder to bear any expense or pay any fee or grant any concession in connection with performing its obligations hereunder, other than fees and expenses (including out-of-pocket expenses to legal counsel or other advisors) incurred by the Stockholder in connection with the review, negotiation and/or consummation of this Agreement, the Business Combination Agreement (and the exhibits and schedules thereto) or the other Ancillary Agreements, (c) subjects the Stockholder or its affiliates to any restrictive covenant (including non-compete, non-solicit, or non-disparagement covenants, but not including standard confidentiality and anti-publicity restrictions), (d) requires the Stockholder or its affiliates to terminate, or amend, waive or otherwise modify any provisions of, any agreement to which the Stockholder or its affiliates is a party (except for any agreements entered into by the Stockholder in its capacity as a Stockholder, including the Investor Agreements or any side letter entered into between the Stockholder and the Company that by its terms does not terminate upon the consummation of the Merger), (e) requires the Stockholder or its affiliates to provide any general release of claims not limited to claims in the Stockholder’s capacity as an equity holder in the Company, or (f) subjects the Stockholder or its affiliates to, or requires the Stockholder or its affiliates to provide, any power of attorney (each of the matters described in the foregoing clauses (a) through (f), a “Prohibited Matter”). For the avoidance of doubt, no obligation of the Stockholder or its affiliates contained in this Agreement, the Lock-Up Agreement to which Stockholder is a party or the Business Combination Agreement (or the schedules or exhibits thereto) in the form provided to the Stockholder on or prior to the date hereof shall constitute a “Prohibited Matter”.

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26. Other Support Agreements. The Company and the Acquiror, severally and not jointly, represent and warrant to the Stockholder that (a) prior to the date hereof, the Stockholder has been provided with copies of the Business Combination Agreement and the schedules and exhibits thereto, in each case in substantially final form, and (b) each other Key Company Stockholder has entered into, or will enter into, a stockholder support agreement with the Company and Acquiror (each, an “Other Support Agreement”) having terms and conditions that are no more favorable to such other Key Company Stockholder than the terms and conditions contained in this Agreement. The Company and the Acquiror acknowledge that the Stockholder, in entering into this Agreement, is relying upon the accuracy of the foregoing representations and warranties, and the effectiveness of this Agreement is expressly conditioned thereupon. Furthermore, the Company and Acquiror hereby agree that, in the event that any Other Support Agreement is amended to include any terms or conditions that are more favorable to the applicable Key Company Stockholder under such Other Support Agreement than those contained in this Agreement, or any obligation of any other Key Company Stockholder under any Other Support Agreement is waived, amended or modified in a manner more favorable to the applicable Key Company Stockholder under such Other Support Agreement than those contained in this Agreement, the Company or Acquiror shall, promptly following the amendment, waiver or modification of such Other Support Agreement, offer to each other Key Company Stockholder (including the Stockholder) the opportunity to amend, modify or waive the provisions of this Agreement to reflect such more favorable terms.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

ANDRETTI ACQUISITION CORP.

By:
Name:
Title:

Solely for purposes of Section 26:

ZAPATA COMPUTING, INC.

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

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[STOCKHOLDER]

By:
Name:
Title:

Address:

E-mail:

[Signature Page to Stockholder Support Agreement]

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EXHIBIT D

Form of Registration Rights Agreement

[attached]

FINAL FORM

Exhibit D

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of              [•], 2023, is made and entered into by and among:

(i) Andretti Acquisition Corp. (“AAC”); and

(ii) certain equityholders of AAC as set forth on Schedule A hereto, other transferees of such equityholders who have entered into joinders with respect to the Original RRA (as defied below) and any transferee of such persons who becomes a party to this Agreement pursuant to Section 5.2 of this Agreement (the “Sponsor Equityholders”); and

(iii) certain equityholders of Zapata Computing, Inc., a Delaware corporation (“Legacy Zapata”), as set forth on Schedule B hereto and any transferee of such persons who becomes a party to this Agreement pursuant to Section 5.2 of this Agreement (collectively, the “Zapata Equityholders” and, together with the Sponsor Equityholders, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, AAC and Andretti Sponsor LLC, a Delaware limited liability company (“Sponsor”) and their transferees, are party to that certain Registration Rights Agreement, dated as of January 12, 2022, with each of the other individuals party thereto (the “Original RRA”);

WHEREAS, AAC and Legacy Zapata are party to that certain Business Combination Agreement, dated as of September 6, 2023 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among AAC, Legacy Zapata and Tigre Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of AAC (“Merger Sub”), pursuant to which, (i) Merger Sub will merge with and into Legacy Zapata, with Legacy Zapata being the surviving entity and a wholly-owned subsidiary of AAC (the “Merger”);

WHEREAS, following the consummation of the Merger, AAC will be renamed “Zapata Computing Holdings Inc.” (AAC, following the consummation of the Merger, the “Company”); and

WHEREAS, in connection with the consummation of the transactions described above, AAC, Sponsor and the requisite parties to the Original RRA desire to amend and restate the Original RRA in its entirety as set forth herein, and AAC and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” means the board of directors of the Company.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall mean the common stock of the Company, par value $0.0001 per share.

“Company” shall have the meaning given in the Recitals hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Zapata Equityholders” shall have the meaning given in the Preamble hereto.

“EDGAR” have the meaning given in Section 3.1.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” the Financial Industry Regulatory Authority Inc.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall have the meaning given in Section 5.2.2.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock held by a Holder immediately following the Closing (including shares of Common Stock distributable pursuant to the Merger Agreement and the conversion of the Company’s Class B Common Stock, and shares of Common Stock issued in exchange for the Senior Notes), (b) any shares of Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Common Stock held by a Holder immediately following the Closing, (c) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding;

(D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering (not to exceed $35,000 without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Senior Notes” shall have the meaning given in the Merger Agreement.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Equityholders” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transactions” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall file within 45 days of the Closing Date, and use commercially reasonable efforts to cause to be declared effective as soon as reasonably practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendment, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligations under this Section 2.1.1 shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 Additional Registerable Securities. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Zapata Equityholder or a Sponsor Equityholder that holds at least five (5.0%) percent of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as reasonably practicable after such filing and such Shelf or Subsequent Shelf Registration.

2.1.4 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf is on file with the Commission, any Zapata Equityholder or Sponsor Equityholder (any of the Zapata Equityholders or the Sponsor Equityholders being, in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Zapata Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Zapata Equityholder or Sponsor Equityholder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Zapata Equityholders or the Sponsor Equityholders, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if a Zapata Equityholder or a Sponsor Equityholder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Zapata Equityholders or the Sponsor Equityholders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or, (iv) for a dividend reinvestment plan (v) for a rights offering (vi) for a Block Trade or (vii) an “at the market”, equity line of credit or similar registered offering through a broker, sales agent, or distribution agent, whether as agent or principal, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such

Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company who may hold such rights, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c) If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades.

2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $100 million or (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Holder need only to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades pursuant to this Section 2.4 in any twelve (12) month period.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, within the time frame required by Section 2.1.1 (to the extent appliable) a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use it commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, or other sale pursuant to such Registration, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, a Block Trade or other coordinated offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Registration Statement Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company, to the notice contact provided on the facing sheet of the Shelf Registration or to the Chief Financial Officer and to the General Counsel of the Company at the Company’s principal place of business and, if to any Holder, at such Holder’s address or email address as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective ten (10) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement (any such person to whom Registrable Securities are so transferred, a “Permitted Transferee”).

5.2.3 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

5.2.4 Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.2 shall be null and void, ab initio.

5.2.5 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.3 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.4 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

5.5 Jurisdiction; Waiver of Jury Trial.

5.5.1 Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5.1.

5.5.2 EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of a Holder of at least five (5.0%) percent of the Registrable Securities, the written consent of such Holder will also be required; provided further that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of AAC or Legacy Zapata granted under any other agreement, including, but not limited to, the Original RRA and that certain Second Amended and Restated Investors’ Rights Agreement dated as of August 31, 2020 by and among Legacy Zapata and each of the other persons party thereto, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Andretti Acquisition Corp

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

HOLDERS:

Andretti Sponsor LLC

By:
Name:
Title:

SOL Verano Blocker 1 LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT E-1

Form of Lock-Up Agreement (Common Stockholders)

[attached]

FINAL FORM

Exhibit E-1

LOCK-UP AGREEMENT

This Lock-Up Agreement is dated as of [•], 2023 and is among Andretti Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the Business Combination Agreement (as defined below) (“AAC”), each of the stockholder parties identified on Exhibit A hereto and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit B hereto with AAC in order to become a “Stockholder Party” for purposes of this Agreement (collectively, the “Stockholder Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Business Combination Agreement.

BACKGROUND:

WHEREAS, the Stockholder Parties own or will own equity interests in Zapata Computing, Inc., a Delaware corporation (“Legacy Zapata”), and/or AAC;

WHEREAS, pursuant to that certain Business Combination Agreement, dated as of September 6, 2023 (including the schedules and exhibits thereto, all substantially in the form provided to the Stockholder Parties on the date hereof, the “Business Combination Agreement”), (i) Tigre Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AAC (“Merger Sub”), will merge with and into Legacy Zapata (the “Merger”), with Legacy Zapata surviving the Merger as a wholly owned subsidiary (the “Surviving Corporation”) of AAC, (ii) by virtue of the Merger, former stockholders of Legacy Zapata will receive newly issued shares of New Parent Common Stock (as defined in the Business Combination Agreement), and (iii) following the consummation of the Merger, AAC will be renamed “Zapata Computing Holdings Inc.” (AAC from and after the Merger sometimes referred to herein as the “Company”); and

WHEREAS, in connection with the Merger and effective upon the consummation thereof, the parties hereto wish to set forth herein certain understandings among such parties with respect to restrictions on transfer of equity interests in the Company.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“AAC” has the meaning set forth in the Preamble.

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

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“Agreement” means this Lock-Up Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Business Combination Agreement” has the meaning set forth in the Background.

“Code” has the meaning set forth in Section 2.1(b).

“Company” has the meaning set forth in the Background.

“covered shares” has the meaning set forth in Section 2.1.

“Effective Time” means the effective time of the Merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal (including stock exchange authorities).

“immediate family” has the meaning set forth in Section 2.1(b).

“Legacy Zapata” has the meaning set forth in the Background.

“Lock-Up Period” has the meaning set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Background.

“Merger Sub” has the meaning set forth in the Preamble.

“Person” means an individual, a partnership, a corporation, a limited partnership, a limited liability company, a syndicate, an association, a joint stock company, a trust, an entity, a joint venture, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, a person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act) or any Governmental Authority or any department, agency or political subdivision thereof.

“Regulations” has the meaning set forth in Section 2.1(b).

“Stockholder Parties” has the meaning set forth in the Preamble.

“Surviving Corporation” has the meaning set forth in the Background.

1.2 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.

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ARTICLE II

LOCKUP

2.1 Lockup. (a) During the period beginning on the Effective Time and ending on the date that is the earliest of (i) one year after the Closing Date (as defined in the Business Combination Agreement), (ii) the date on which the closing price of the shares of New Parent Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing at least 150 days after the Closing Date, and (iii) the consummation after the Effective Time of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of New Parent Common Stock for cash, securities or other property (a “Liquidity Event” and such period described in the first sentence of this clause (a), the “Lock-Up Period”), each Stockholder Party agrees not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Parent Common Stock, or any options or warrants to purchase any shares of New Parent Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Parent Common Stock, or any interest in any of the foregoing, which as of or immediately following the Effective Time are owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission (collectively, the “covered shares”). The foregoing restriction is expressly agreed to preclude such Stockholder Parties from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the covered shares even if such covered shares would be disposed of by someone other than such Stockholder Parties. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the covered shares or with respect to any security that includes, relates to, or derives any significant part of its value from such covered shares.

(b) Notwithstanding the foregoing, a Stockholder Party may transfer or dispose of any or all of its covered shares at any time during the Lock-Up Period (i) by will, other testamentary document or intestacy, (ii) as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes, (iii) to any trust, partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Section 2.1, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) in the case of an individual, (x) to any immediate family member or other dependent or (y) to a trust, the beneficiary of which is either a member of one of the individual’s immediate family or a charitable organization and, in each case, the sole trustee of which is such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) as a pro rata distribution to limited partners, members or stockholders of such Stockholder Party, (vii) to its Affiliated investment fund or other Affiliated entity controlled or managed by such Stockholder Party or its

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Affiliates, (viii) to a nominee or custodian of a Person to whom a disposition or transfer would be permissible under clauses (i) through (vii) above, (ix) pursuant to an order or decree of a Governmental Authority, (x) from an employee to the Company or its Subsidiary or parent entities upon death, disability or termination of employment, in each case, of such employee, (xi) to the Company (1) pursuant to the exercise of any option to purchase New Parent Common Stock granted by the Company pursuant to any employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Merger) which are set to expire during the Lock-Up Period, where any New Parent Common Stock received by the undersigned upon any such exercise will be subject to the terms of this Section 2.1, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase New Parent Common Stock or the vesting of any restricted stock awards granted by the Company pursuant to employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Merger) which are set to expire or automatically vest during the Lock-Up Period, where any New Parent Common Stock received by such Stockholder Party upon any such exercise or vesting will be subject to the terms of this Section 2.1, (xii) pursuant to transactions to satisfy any U.S. federal, state, or local income tax obligations of the Stockholder Party (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents such transaction from qualifying as a “reorganization” pursuant to Section 368 of the Code (and such transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), (xiii) in connection with the consummation of a Liquidity Event or (xiv) with the prior written consent of the Company; provided that:

(i) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth in this Section 2.1; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and

(ii) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares of New Parent Common Stock shall be required or shall be voluntarily made during the Lock-Up Period, to the extent legally permitted, (a) such Stockholder Party shall provide the Company prior written notice informing the Company of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein.

(c) For the avoidance of doubt, each Stockholder Party shall be permitted to convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities or options or warrants to acquire shares of New Parent Common Stock into shares of New Parent Common Stock; provided that any such shares of New Parent Common Stock or warrants received upon such conversion shall be subject to the restrictions set forth in this Section 2.1.

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(d) Each Stockholder Party shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-Up Period so long as no transfers or other dispositions of such Stockholder Party’s covered shares in contravention of this Section 2.1(d) are effected prior to the expiration of the applicable Lock-Up Period.

(e) Each Stockholder Party also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the covered shares except in compliance with the foregoing restrictions and to the addition of a legend to such Stockholder Party’s covered shares describing the foregoing restrictions.

ARTICLE III

GENERAL PROVISIONS

3.1 Termination. Subject to Section 3.13 , or the early termination of any provision (or the Agreement) as a result of an amendment to this Agreement in accordance with Section 3.3, this Agreement (other than Article III hereof) shall terminate upon the expiration of the Lock-Up Period.

3.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.2):

If to AAC, to:

Andretti Acquisition Corp.

7615 Zionsville Road

Indianapolis, Indiana 46268

Attention: William J. Sandbrook; William M. Brown

Email: bill.sandbrook@andrettiacquisition.com; matt.brown@andrettiacquisition.com with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Raphael Russo

E-mail: rrusso@paulweiss.com

If to the Company (following the consummation of the Merger), to:

Zapata Computing Holdings Inc.

100 Federal Street, Floor 20

Boston, MA 02110

Attention: Christopher Savoie, Chief Executive Officer

Email: cjs@zapatacomputing.com

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with a copy (which shall not constitute notice) to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: William R. Kolb

Email: wkolb@foleyhoag.com; saarestad@foleyhoag.com

If to any Stockholder Party, to such address indicated on the Company’s records with respect to such Stockholder Party or to such other address or addresses as such Stockholder Party may from time to time designate in writing.

3.3 Amendment; Waiver. (a) The terms and provisions of this Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by (i) AAC, (ii) with respect to any amendment or modification of this Agreement that would adversely affect any Stockholder Party, such Stockholder Party and (iii) if the amendment or modification is prior to the consummation of the Merger, Legacy Zapata.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) Any Stockholder Party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to AAC and, if such waiver is prior to the consummation of the Merger, Legacy Zapata.

3.4 Further Assurances. The parties hereto will sign such further documents and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

3.5 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings (whether in a separate agreement, the Post-Closing Parent Bylaws (as defined in the Business Combination Agreement), or otherwise), both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto (except by a Stockholder Party in connection with a transfer or disposition of covered shares permitted under Section 2.1(b)). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 3.5 shall be null and void, ab initio.

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3.6 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 3.14 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

3.7 Governing Law; Jurisdiction. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

3.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.8.

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3.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement, prior to the valid termination of this Agreement in accordance with Section 3.1, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

3.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

3.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

3.12 Counterparts. This Agreement may be executed and delivered (including by electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

3.13 Effectiveness. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than this Article III) shall not be effective until the consummation of the Merger. In the event the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.

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3.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Furthermore, the obligations of the Stockholder Parties hereunder are several and not joint with or as to any other Stockholder Party, and no Stockholder Party shall be responsible for any breach or violation of this Agreement by any other Stockholder Party.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement on the day and year first above written.

ANDRETTI ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

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[STOCKHOLDER PARTIES]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

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EXHIBIT E-2

Form of Lock-Up Agreement (Preferred Stockholders)

[attached]

FINAL FORM

Exhibit E-2

LOCK-UP AGREEMENT

This Lock-Up Agreement is dated as of [•], 2023 and is among Andretti Acquisition Corp., a Cayman Islands exempted company incorporated with limited liability (which shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with the Business Combination Agreement (as defined below) (“AAC”), each of the stockholder parties identified on Exhibit A hereto and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit B hereto with AAC in order to become a “Stockholder Party” for purposes of this Agreement (collectively, the “Stockholder Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Business Combination Agreement.

BACKGROUND:

WHEREAS, the Stockholder Parties own or will own equity interests in Zapata Computing, Inc., a Delaware corporation (“Legacy Zapata”), and/or AAC;

WHEREAS, pursuant to that certain Business Combination Agreement, dated as of September 6, 2023 (including the schedules and exhibits thereto, all substantially in the form provided to the Stockholder Parties on the date hereof, the “Business Combination Agreement”), (i) Tigre Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AAC (“Merger Sub”), will merge with and into Legacy Zapata (the “Merger”), with Legacy Zapata surviving the Merger as a wholly owned subsidiary (the “Surviving Corporation”) of AAC, (ii) by virtue of the Merger, former stockholders of Legacy Zapata will receive newly issued shares of New Parent Common Stock (as defined in the Business Combination Agreement), and (iii) following the consummation of the Merger, AAC will be renamed “Zapata Computing Holdings Inc.” (AAC from and after the Merger sometimes referred to herein as the “Company”); and

WHEREAS, in connection with the Merger and effective upon the consummation thereof, the parties hereto wish to set forth herein certain understandings among such parties with respect to restrictions on transfer of equity interests in the Company.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“AAC” has the meaning set forth in the Preamble.

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

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“Agreement” means this Lock-Up Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Business Combination Agreement” has the meaning set forth in the Background.

“Code” has the meaning set forth in Section 2.1(b).

“Company” has the meaning set forth in the Background.

“covered shares” has the meaning set forth in Section 2.1.

“Daily Trading Limit” has the meaning set forth in Section 2.1(c).

“Effective Time” means the effective time of the Merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal (including stock exchange authorities).

“immediate family” has the meaning set forth in Section 2.1(b).

“Initial Period” has the meaning set forth in Section 2.1(c).

“Legacy Zapata” has the meaning set forth in the Background.

“Lock-Up Period” has the meaning set forth in Section 2.1(a).

“Merger” has the meaning set forth in the Background.

“Merger Sub” has the meaning set forth in the Preamble.

“Person” means an individual, a partnership, a corporation, a limited partnership, a limited liability company, a syndicate, an association, a joint stock company, a trust, an entity, a joint venture, an unincorporated organization, or other form of business organization, whether or not regarded as a legal entity under applicable Law, a person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act) or any Governmental Authority or any department, agency or political subdivision thereof.

“Pre-Closing Shares” means all covered shares issued in respect of the Company Preferred Stock pursuant to the Merger and held by a Preferred Stockholder Party immediately following the Effective Time.

“Preferred Stockholder Party” means a Stockholder Party that is a holder of Company Preferred Stock.

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“pro rata share” for each Preferred Stockholder Party means the quotient of (i) the number of Pre-Closing Shares held by such Preferred Stockholder Party divided by (ii) the aggregate number of Pre-Closing Shares held by all Preferred Stockholder Parties that are parties to this Agreement.

“Regulations” has the meaning set forth in Section 2.1(b).

“Stockholder Parties” has the meaning set forth in the Preamble.

“Surviving Corporation” has the meaning set forth in the Background.

1.2 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to sections of this Agreement unless otherwise specified.

ARTICLE II

LOCKUP

2.1 Lockup. (a) During the period beginning on the Effective Time and ending on the date that is the earliest of (i) six months after the Closing Date (as defined in the Business Combination Agreement), (ii) the date on which the closing price of the shares of New Parent Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) trading day period commencing at least 90 days after the Closing Date, (iii) the consummation after the Effective Time of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of New Parent Common Stock for cash, securities or other property (a “Liquidity Event”), and (iv) if after the Effective Time a third party makes a tender offer or similar transaction to all of the Company’s stockholders to acquire at least 50.1% (which minimum condition shall be non-waivable) of the outstanding shares of New Parent Common Stock for cash, securities or other property (a “Third Party Tender”), the last day on which shares of New Parent Common Stock may be tendered or otherwise committed in connection with such Third Party Tender, provided that, in the case of this clause (iv), (x) the Lock-Up Period shall expire only for the purpose of tendering or otherwise committing shares of New Parent Common Stock in the Third Party Tender itself and not otherwise transacting in such shares outside the Third Party Tender and (y) if such Third Party Tender is not completed, the Lock-Up Period shall be revived and continue in accordance with its terms (such period described in the first sentence of this clause (a), the “Lock-Up Period”), each Stockholder Party agrees not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of New Parent Common Stock, or any options or warrants to purchase any shares of New Parent Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of New Parent Common Stock, or any interest in any of the foregoing, which as of or immediately following the Effective Time are owned directly by the undersigned (including

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holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the U.S. Securities and Exchange Commission (collectively, the “covered shares”). The foregoing restriction is expressly agreed to preclude such Stockholder Parties from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the covered shares even if such covered shares would be disposed of by someone other than such Stockholder Parties. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the covered shares or with respect to any security that includes, relates to, or derives any significant part of its value from such covered shares.

(b) Notwithstanding the foregoing, a Stockholder Party may transfer or dispose of any or all of its covered shares at any time during the Lock-Up Period (i) by will, other testamentary document or intestacy, (ii) as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes, (iii) to any trust, partnership, limited liability company, corporation or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Section 2.1, “immediate family” shall mean any relationship by blood, current or former marriage or adoption, not more remote than first cousin), (iv) in the case of an individual, (x) to any immediate family member or other dependent or (y) to a trust, the beneficiary of which is either a member of one of the individual’s immediate family or a charitable organization and, in each case, the sole trustee of which is such individual, (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) as a pro rata distribution to limited partners, members or stockholders of such Stockholder Party, (vii) to its Affiliated investment fund or other Affiliated entity controlled or managed by such Stockholder Party or its Affiliates, (viii) to a nominee or custodian of a Person to whom a disposition or transfer would be permissible under clauses (i) through (vii) above, (ix) pursuant to an order or decree of a Governmental Authority, (x) from an employee to the Company or its Subsidiary or parent entities upon death, disability or termination of employment, in each case, of such employee, (xi) to the Company (1) pursuant to the exercise of any option to purchase New Parent Common Stock granted by the Company pursuant to any employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Merger) which are set to expire during the Lock-Up Period, where any New Parent Common Stock received by the undersigned upon any such exercise will be subject to the terms of this Section 2.1, or (2) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase New Parent Common Stock or the vesting of any restricted stock awards granted by the Company pursuant to employee benefit plans or arrangements (including employee benefit plans or arrangements assumed in connection with the Merger) which are set to expire or automatically vest during the Lock-Up Period, where any New Parent Common Stock received by such Stockholder Party upon any such exercise or vesting will be subject to the terms of this Section 2.1, (xii) pursuant to transactions to satisfy any U.S. federal, state, or local income tax obligations of the Stockholder Party (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents such transaction from qualifying as a “reorganization” pursuant to Section 368 of the Code (and such transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), (xiii) in connection with the consummation of a Liquidity Event or Third Party Tender (subject to the terms of Section 2.1(a)) or (xiv) with the prior written consent of the Company; provided that:

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(i) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, (a) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth in this Section 2.1; and (b) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (x) equity interests of such transferee or (y) such transferee’s interests in the transferor; and

(ii) in the case of each transfer or distribution pursuant to clauses (ii) through (viii) above, if any public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of shares of New Parent Common Stock shall be required or shall be voluntarily made during the Lock-Up Period, to the extent legally permitted, (a) such Stockholder Party shall provide the Company prior written notice informing the Company of such report or filing and (b) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions set forth herein.

(c) Notwithstanding anything in this Agreement to the contrary, but subject to compliance with applicable Law, each Preferred Stockholder Party shall be permitted to offer, sell, contract to sell, or otherwise dispose of up to 100% of such Preferred Stockholder Party’s Pre-Closing Shares during the Lock-Up Period, provided that: (i) during each of (x) the three-month period after the Closing Date (the “Initial Period”) and (y) the three-month period commencing on first day after the end of the Initial Period, such transfers do not exceed 50% of the Pre-Closing Shares and (ii) all transfers pursuant to this Section 2.1(c) shall be effected by a registered broker-dealer selected by the Company from the list attached as Exhibit C hereto and notified to the Preferred Stockholder Parties in writing (which may be by email) at least ten days prior to the Closing Date (as such broker may be replaced from time to time by another from such list as selected by the Company in its sole discretion and notified to the Preferred Stockholder Parties in writing (which may be by email) at least ten days prior to such replacement becoming effective); provided further that all such transfers shall be subject to the Daily Trading Limit. As used herein, “Daily Trading Limit” means, at the time of any such transfer, such Preferred Stockholder Party’s pro rata share of 50% of the volume of New Parent Common Stock that has traded on the New York Stock Exchange (or such other national securities exchange upon which the Company’s securities are then listed) on that day. By way of example and not of limitation, assuming a Preferred Stockholder Party’s pro rata share is 20% and 100,000 shares have traded as of 2:00 pm on a given trading day, then that Preferred Stockholder Party can transfer up to 10,000 shares of New Parent Common Stock at such time (assuming it has not exceeded the limitations set forth in the first sentence of this Section 2.1(c).

(d) For the avoidance of doubt, each Stockholder Party shall be permitted to convert outstanding preferred stock, warrants to acquire preferred stock or convertible securities or options or warrants to acquire shares of New Parent Common Stock into shares of New Parent Common Stock; provided that any such shares of New Parent Common Stock or warrants received upon such conversion shall be subject to the restrictions set forth in this Section 2.1.

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(e) Each Stockholder Party shall be permitted to enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the applicable Lock-Up Period so long as no transfers or other dispositions of such Stockholder Party’s covered shares in contravention of this Section 2.1(e) are effected prior to the expiration of the applicable Lock-Up Period.

(f) Each Stockholder Party also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the covered shares except in compliance with the foregoing restrictions and to the addition of a legend to such Stockholder Party’s covered shares describing the foregoing restrictions.

(g) If any Stockholder Party, Other Company Stockholder or Sponsor Stockholder is granted a release or waiver from or termination of this Agreement, any Other Lock-Up Agreement or the Sponsor Lock-Up Agreement prior to the expiration of the Lock-Up Period (any such holder, a “Triggering Holder”), or this Agreement, any Other Lock-Up Agreement or the Sponsor Lock-Up Agreement is amended to decrease the length of a lock-up period applicable to any Triggering Holder, then the Company (i) shall provide written notice to each Stockholder Party of the terms of such release, waiver, termination or amendment and (ii) shall be deemed to have granted a release, waiver, termination or amendment of this Agreement in respect of each Stockholder Party’s obligations hereunder on the same terms and on a pro rata basis (which release, waiver, termination or amendment shall equitably take into account any differences to the length of a lock-up period to which an Other Company Stockholder or Sponsor Stockholder may be subject relative to the length of the lock-up period to which a Stockholder Party is subject hereunder) with respect to such number of covered shares (rounded down to the nearest whole share) equal to the product of (x) the total percentage of shares of New Parent Common Stock held by the Triggering Holder immediately following the Effective Time that are being released from the applicable lock-up agreement multiplied by (y) the total number of covered shares held by such Stockholder Party immediately following the Effective Time.

2.2 Other Lock-Up Agreements. Legacy Zapata and AAC hereby represent and warrant to the Stockholder Parties that, as of the date hereof, (a) each Key Company Stockholder and each officer or director of Legacy Zapata that will continue as an officer or director of the Company immediately following the Effective Time (any Key Company Stockholder that is not a party to this Agreement and each such officer or director, an “Other Company Stockholder”) has entered into or will enter into this Agreement or another lock-up agreement with Legacy Zapata and AAC, or is otherwise subject to the lock-up provisions of Article X of the Post-Closing Parent Bylaws (as defined in the Business Combination Agreement), each having terms and conditions that are no more favorable to such Other Stockholder than the terms and conditions contained in this Agreement (each, an “Other Lock-Up Agreement”) and (b) Andretti Sponsor LLC, Sol Verano Blocker 1 LLC and those certain persons identified as “Insiders” in the Sponsor Lock-Up Agreement (such persons, the “Sponsor Stockholders”) are parties to that certain Sponsor Support Agreement (which amends and restates that certain letter agreement, dated January 12, 2022), containing certain lock-up obligations set forth therein (the “Sponsor Lock-Up Agreement”). Furthermore, and in addition to and without limiting the express provisions of Section 2.1(g), Legacy Zapata and AAC hereby agree that, in the event that any Other Lock-Up Agreement or paragraph 3 of the Sponsor Lock-Up Agreement includes (notwithstanding the representations and warranties in the previous sentence), or is amended or modified (including by waiver of an Other Stockholder’s obligations thereunder), to include any terms or conditions that are more favorable to the applicable Other Stockholder under such Other

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Lock-Up Agreement or the Sponsor Stockholders under the Sponsor Lock-Up Agreement, as applicable, than those contained in this Agreement, Legacy Zapata or AAC, as applicable, shall, promptly following the execution, amendment or modification (including by waiver) of such Other Lock-Up Agreement or the Sponsor Lock-Up Agreement, offer to the Stockholder Parties the opportunity to amend or modify this Agreement to include such terms and conditions (or waive such obligations, if applicable).

ARTICLE III

GENERAL PROVISIONS

3.1 Termination. Subject to Section 3.13 , or the early termination of any provision (or the Agreement) as a result of an amendment to this Agreement in accordance with Section 3.3, this Agreement (other than Article III hereof) shall terminate upon the expiration of the Lock-Up Period.

3.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.2):

If to AAC, to:

Andretti Acquisition Corp.

7615 Zionsville Road

Indianapolis, Indiana 46268

Attention: William J. Sandbrook; William M. Brown

Email: bill.sandbrook@andrettiacquisition.com; matt.brown@andrettiacquisition.com with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Raphael Russo

E-mail: rrusso@paulweiss.com

If to the Company (following the consummation of the Merger), to:

Zapata Computing Holdings Inc.

100 Federal Street, Floor 20

Boston, MA 02110

Attention: Christopher Savoie, Chief Executive Officer

Email: cjs@zapatacomputing.com

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with a copy (which shall not constitute notice) to: Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Attention: William R. Kolb

Email: wkolb@foleyhoag.com; saarestad@foleyhoag.com

If to any Stockholder Party, to such address indicated on the Company’s records with respect to such Stockholder Party or to such other address or addresses as such Stockholder Party may from time to time designate in writing.

3.3 Amendment; Waiver. (a) The terms and provisions of this Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by (i) AAC, (ii) with respect to any amendment or modification of this Agreement that would adversely affect any Stockholder Party, such Stockholder Party and (iii) if the amendment or modification is prior to the consummation of the Merger, Legacy Zapata.

(b) Except as expressly set forth in this Agreement, neither the failure nor delay on the part of any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any right, remedy, power or privilege under this Agreement, unless the waiver of such claim, right, remedy, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(d) Any Stockholder Party hereto may unilaterally waive any of its rights hereunder in a signed writing delivered to AAC and, if such waiver is prior to the consummation of the Merger, Legacy Zapata.

3.4 Further Assurances. The parties hereto will sign such further documents and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

3.5 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings (whether in a separate agreement, the Post-Closing Parent Bylaws (as defined in the Business Combination Agreement), or otherwise), both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto (except by a Stockholder Party in connection with a transfer or disposition of covered shares permitted under Section 2.1(b)). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 3.5 shall be null and void, ab initio.

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3.6 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 3.14 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

3.7 Governing Law; Jurisdiction. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

3.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.8.

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3.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware, without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement, prior to the valid termination of this Agreement in accordance with Section 3.1, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

3.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

3.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

3.12 Counterparts. This Agreement may be executed and delivered (including by electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

3.13 Effectiveness. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than this Article III) shall not be effective until the consummation of the Merger. In the event the Business Combination Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.

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3.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Furthermore, the obligations of the Stockholder Parties hereunder are several and not joint with or as to any other Stockholder Party, and no Stockholder Party shall be responsible for any breach or violation of this Agreement by any other Stockholder Party.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement on the day and year first above written.

ANDRETTI ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

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[STOCKHOLDER PARTIES]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

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EXHIBIT F

Form of Parent Equity Plan

[attached]

FINAL FORM

Exhibit F

ZAPATA COMPUTING HOLDINGS INC.

202[•] EQUITY AND INCENTIVE PLAN

Section 1. Purposes of the Plan

The purposes of the Zapata Computing Holdings Inc. 202[•] Equity and Incentive Plan (the “Plan”) are to (i) provide long-term incentives and rewards to those employees, officers, directors and other key persons (including consultants) of Zapata Computing Holdings Inc. (the “Company”) and its Subsidiaries (as defined below) who are in a position to contribute to the long-term success and growth of the Company and its Subsidiaries, (ii) to assist the Company and its Subsidiaries in attracting and retaining persons with the requisite experience and ability, and (iii) to more closely align the interests of such employees, officers, directors and other key persons with the interests of the Company’s stockholders.

Section 2. Definitions

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” is defined in Section 3(a).

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Dividend Equivalent Rights and Cash Awards.

“Award Agreement” shall mean the agreement, whether in written or electronic form, specifying the terms and conditions of an Award granted under the Plan.

“Board” means the Board of Directors of the Company.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of September 6, 2023, by and among the Company (which as of the signing of the Business Combination Agreement was known as Andretti Acquisition Corp.), Tigre Merger Sub, Inc. and Zapata Computing, Inc.

“Cash Awards” means Awards granted pursuant to Section 11.

“Change in Control Transaction” is defined in Section 19.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Dividend Equivalent Right” means Awards granted pursuant to Section 12.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 21.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” means the closing price for the Stock on any given date during regular trading, as reported on the principal exchange on which the Stock is then traded, or if not trading on that date, such price on the last preceding date on which the Stock was traded, unless determined otherwise by the Administrator using such methods or procedures as it may establish.

“Grant Date” means the first date on which all necessary corporate action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of that authorization process.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Independent Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Nonstatutory Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 6.

“Reporting Persons” means a person subject to Section 16 of the Exchange Act.

“Restricted Stock Award” means Awards granted pursuant to Section 8.

“Restricted Stock Units” means Awards granted pursuant to Section 9.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, officer, director or consultant of the Company or a Subsidiary.

“Stock” means the common stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 4.

“Stock Appreciation Right” means an Award granted pursuant to Section 7.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company owns or controls, directly or indirectly, at least 50% of the outstanding voting securities or equity interests.

“Substitute Award” means an Award granted pursuant to Section 4(c).

“Termination Date” means the date, as determined by the Administrator, that an individual’s Service Relationship terminates for any reason.

“Unrestricted Stock Award” means any Award granted pursuant to Section 10.

Section 3. Administration of Plan

(a) Administrator. The Plan shall be administered by either the Board or a committee of the Board of not less than two Independent Directors (in either case, the “Administrator”), as determined by the Board from time to time; provided that for purposes of Awards to directors or Reporting Persons of the Company, the Administrator shall be deemed to include only directors who are Independent Directors and no director who is not an Independent Director shall be entitled to vote or take action in connection with any such proposed Award.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Dividend Equivalent Rights and Cash Awards, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the form of written instruments evidencing the Awards;

(v) to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, effect the repricing of such Awards through cancellation and re-grants, or cancel such Awards in exchange for cash or other Awards;

(vi) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vii) subject to the provisions of Section 6(b)(ii) or Section 7(a)(iii), to extend at any time the period in which Stock Options or Stock Appreciation Rights may be exercised;

(viii) to determine at any time whether, to what extent, and under what circumstances distribution or the receipt of Stock and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the grantee and whether and to what extent the Company shall pay or credit amounts constituting interest (at rates determined by the Administrator) or dividends or deemed dividends on such deferrals;

(ix) at any time to adopt, alter and repeal such rules, guidelines and practices for administration and operation of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration and operation of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan; and

(x) to make any adjustments or modifications to Awards granted to participants who are working outside the United States and adopt any sub-plans as may be deemed necessary or advisable for participation of such participants, to fulfill the purposes of the Plan and/or to comply with applicable laws.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. The Administrator, in its discretion, may delegate to one or more executive officers of the Company all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are not Reporting Persons. Any such delegation by the Administrator shall include a limitation as to the amount or value of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price of any Stock Option, the price, if any, of other Awards, and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors’ and officers’ liability insurance coverage which may be in effect from time to time.

Section 4. Stock Issuable Under the Plan; Changes in Stock; Substitution; Director Limits

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [•]1 shares (the “Initial Limit”), plus on January 1, 202[•] and on January 1 of each year thereafter, the number of shares reserved and available for

[1]	Note to Draft: To be 12% of outstanding shares as of the Effective Time.

issuance under the Plan shall be increased by five percent (5%) of the number of shares of Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator (the “Annual Increase”), subject to adjustment as provided in Section 4(b) (the “Pool”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2024 and on January 1 of each year thereafter by the lesser of the Annual Increase for each year or [•]2 shares of Stock, subject to adjustment as provided in Section 4(b). For purposes of this limitation, in respect of any shares of Stock under any Award under the Plan which shares are forfeited, canceled, held back upon the exercise of an Option or settlement of an Award to satisfy the exercise price or tax withholding, satisfied without the issuance of Stock, otherwise terminated, or, for shares of Stock issued pursuant to any unvested full value Award, reacquired by the Company at not more than the grantee’s purchase price (“Unissued Shares”), the number of shares of Stock that were removed from the Pool for such Unissued Shares shall be added back to the Pool and, to the extent consistent with the requirements of Section 422 of the Code such shares may be issued as Incentive Stock Options. The shares available for issuance from the Pool may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company and held in its treasury, or shares purchased on the open market. In addition, Substitute Awards shall not reduce the Stock authorized for grant under the Plan, including the shares available to be issued in the form of Incentive Stock Options to the extent consistent with the requirements of Section 422 of the Code; nor shall Stock subject to a Substitute Award again be available for Awards under the Plan to the extent of any forfeiture, cancelation, reacquisitions, expiration, termination, cash settlement or non-issuance, as set forth above.

(b) Changes in Stock. Subject to Section 19 hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for a different number or kind of securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price per share subject to each outstanding Restricted Stock Award, and (iv) the price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options or Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

[2]	Note to Draft: To be equal to the Initial Limit.

The Administrator may also adjust the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of stock or property or any other event if it is determined by the Administrator that such adjustment is appropriate to avoid diminution or enlargement of benefits or potential benefits intended to be made available under the Plan, provided that no such adjustment shall be made in the case of an Incentive Stock Option, without the consent of the grantee, if it would constitute a modification, extension or renewal of the Option within the meaning of Section 424(h) of the Code.

(c) Substitute Awards. The Administrator may grant Awards (“Substitute Awards”) under the Plan in substitution for stock and stock-based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the employing corporation. The Administrator may direct that the Substitute Awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. For the avoidance of doubt, the term “Substitute Awards” does not include awards that were previously issued under the Zapata Computing, Inc. 2018 Stock Incentive Plan, and subsequently assumed in connection with the transactions contemplated by the Business Combination Agreement.

(d) Maximum Awards to Independent Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Independent Director in any calendar year shall not exceed: (i) $1,000,000 in the first calendar year an individual becomes an Independent Director and (ii) $750,000 in any other calendar year; provided, however, that this limitation shall be determined without regard to amounts paid to an Independent Director (including retirement benefits and severance payments) in respect of any services provided in any capacity (including employee or consultant) other than as an Independent Director; and provided further, that the Board may make exceptions to this limit for individual Independent Directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the Independent Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving such Independent Director.

Section 5. Eligibility

Incentive Stock Options may only be granted to employees (including officers and directors who are also employees) of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. All other Awards may be granted to employees, officers, directors and key persons (including consultants and prospective employees) of the Company and its Subsidiaries.

Section 6. Stock Options

(a) Stock Options. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve, and may be either Incentive Stock Options or Nonstatutory Stock Options. To the extent that an Option does not qualify as an Incentive Stock Option, it shall be deemed a Nonstatutory Stock Option.

(b) Stock Options granted pursuant to this Section 6 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the Award Agreement. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(i) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 6 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the Grant Date. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the Grant Date.

(ii) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than 10 years after the date the Stock Option is granted. If an employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation and an Incentive Stock Option is granted to such employee, the term of such Stock Option shall be no more than five years from the date of grant. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (other than an Incentive Stock Option) (i) the exercise of the Option is prohibited by applicable law or (ii) Stock may not be purchased or sold by certain employees or directors of the Company due to a black-out period of a Company policy or a lock-up agreement undertaken in connection with an offering of securities of the Company, the term of the Option shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement subject to the requirements of Section 409A; provided, however, that no such extension will be made if the exercise price of such Option at the date the initial term would otherwise expire is above the Fair Market Value of the Stock on such date.

(iii) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the Grant Date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(iv) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award agreement:

(A) In cash, or by certified or bank check or other instrument acceptable to the Administrator;

(B) Through the delivery (or attestation to the ownership) of shares of Stock that are not then subject to restrictions under any company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(C) By a “cashless exercise” arrangement pursuant to which the optionee delivers to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure;

(D) With the consent of the Administrator, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; or

(E) Any other method permitted by the Administrator.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award agreement or applicable provisions of laws. In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of shares attested to.

(c) Annual Limit on Incentive Stock Options. To the extent the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year exceeds $100,000, such Stock Options will be treated as Nonstatutory Stock Options. For purposes of this limit, Incentive Stock Options will be taken into account in the order in which they were granted.

(d) Non-transferability of Incentive Stock Options. No Incentive Stock Option shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution and Incentive Stock Options shall be exercisable, during the optionee’s lifetime, only by the optionee, or by the optionee’s legal representative or guardian in the event of the optionee’s incapacity.

Section 7. Stock Appreciation Rights

(a) Nature of Stock Appreciation Rights. A Stock Appreciation Right is an Award entitling the recipient to receive cash or shares of Stock, as determined by the Administrator, having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the grant price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised. Stock Appreciation Rights shall be subject to the following terms and conditions and shall contain such other terms and conditions as shall be determined from time to time by the Administrator and set forth in the Award Agreement.

(i) Grant Price of Stock Appreciation Rights. The grant price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the Grant Date.

(ii) Grant of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator in tandem with, or independently of, any Stock Option granted pursuant to Section 6 of the Plan.

(iii) Stock Appreciation Right Term. The term of a Stock Appreciation Right may not exceed ten years. Notwithstanding the foregoing, in the event that on the last business day of the term of a Stock Appreciation Right (i) the exercise of the Stock Appreciation Right is prohibited by applicable law or (ii) Stock may not be purchased or sold by certain employees or directors of the Company due to a black-out period of a Company policy or a lock-up agreement undertaken in connection with an offering of securities of the Company, the term of the Stock Appreciation Right shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement subject to the requirements of Section 409A; provided, however, that no such extension will be made if the grant price of such Stock Appreciation Right at the date the initial term would otherwise expire is above the Fair Market Value of the Stock on such date. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

Section 8. Restricted Stock Awards

(a) Nature of Restricted Stock Awards. A Restricted Stock Award is an Award entitling the recipient to acquire, at such purchase price (if any) as determined by the Administrator, shares of Stock subject to such restrictions and conditions as the Administrator may determine at the time of grant (“Restricted Stock”). Conditions may be based on a continuing Service Relationship and/or achievement of pre-established performance goals and objectives. The grant of a Restricted Stock Award is contingent on the grantee executing a Restricted Stock Award agreement. The terms and conditions of each such agreement shall be determined by the Administrator and set forth in the Award Agreement, and such terms and conditions may differ among individual Awards and grantees.

(b) Rights as a Stockholder. Upon execution of a written instrument setting forth the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Stock, subject to any exceptions or conditions contained in the written instrument evidencing the Restricted Stock Award. Unless the Administrator shall otherwise determine, certificates evidencing the Restricted Stock shall remain in the possession of the Company as escrow agent until such Restricted Stock is vested as provided in Section 8(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company a stock power endorsed in blank.

(c) Restrictions. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award agreement. If a grantee’s Service Relationship terminates for any reason, the Company shall have the right to repurchase from the grantee or the grantee’s legal representative Restricted Stock that has not vested as of the Termination Date, pursuant to the terms of the Award Agreement. Unless otherwise stated in the written instrument evidencing the Restricted Stock Award, any Restricted Stock for which the grantee did not pay any purchase price and which is not vested as of the grantee’s Termination Date shall automatically be forfeited immediately following such termination.

(d) Vesting of Restricted Stock. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Stock and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.” Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 17 below, in writing after the Award agreement is issued, a grantee’s rights in any shares of Restricted Stock that have not vested shall automatically terminate upon the grantee’s Termination Date and such shares shall be subject to forfeiture or the Company’s right of repurchase as provided in Section 8(c) above.

Section 9. Restricted Stock Units

(a) Nature of Restricted Stock Units. A Restricted Stock Unit is a bookkeeping entry representing the right to receive, upon its vesting, one share of Stock (or a percentage or multiple of one share of Stock if so specified in the Award Agreement evidencing the Award) for each Restricted Stock Unit awarded to a grantee and represents an unfunded and unsecured obligation of the Company. The Administrator shall determine the restrictions and conditions applicable to each Restricted Stock Unit at the time of grant. Conditions may be based on a continuing Service Relationship and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award Agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. At the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. Notwithstanding the foregoing, the Administrator, in its discretion, may determine either at the time of grant or at the time of settlement, that a Restricted Stock Unit shall be settled in cash. To the extent that an award of Restricted Stock Units is subject to Section 409A, it may contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order for such Award to comply with the requirements of Section 409A.

(b) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the unissued shares of Stock underlying his Restricted Stock Units, subject to such terms and conditions as the Administrator may determine.

(c) Termination. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 17 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate on the grantee’s Termination Date.

Section 10. Unrestricted Stock Awards

The Administrator may, in its sole discretion, grant (or sell at a purchase price (determined by the Administrator) an Unrestricted Stock Award to any grantee, pursuant to which such grantee may receive shares of Stock free of any restrictions (“Unrestricted Stock”) under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to such participant.

Section 11. Cash Awards

The Administrator, in its discretion, may provide for cash payments to be made under the Plan as a form of Award. The Administrator shall determine a cash payment amount, formula or payment range for the Cash Award, the conditions upon which the Cash Award shall become vested or payable, and such other terms and conditions as the Administrator shall determine. Payment, if any, with respect to a Cash Award shall be made in accordance with the terms of the Award.

Section 12. Dividend Equivalent Rights

(a) Dividend Equivalent Rights. A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash dividends that would be paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares were held by the recipient. A Dividend Equivalent Right may be granted hereunder to any participant, as a component of another Award (other than an Option or Stock Appreciation Right) or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional dividend equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other Award.

Section 13. Tax Withholding

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes taxable, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver Stock to any grantee is subject to and is conditioned on tax obligations being satisfied by the grantee.

(b) Payment in Stock. If provided in the instrument evidencing an Award, either the grantee or the Company may elect to have up to the statutory maximum required tax withholding obligation satisfied, in whole or in part, by (i) withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy such withholding amount due, or (ii) allowing a grantee to transfer to the Company shares of Stock owned by the grantee with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy such withholding amount due.

Section 14. Transferability of Awards

No Award shall be transferable by the grantee otherwise than by will or by the laws of descent and distribution and all Awards shall be exercisable, during the grantee’s lifetime, only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide in the Award Agreement regarding a given Award (other than an Incentive Stock Option), or may agree in writing with respect to an outstanding Award, that the grantee may transfer the Award to members of the grantee’s immediate family, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award.

Section 15. Section 409A Awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A, and the Plan and all Award Agreements shall be interpreted accordingly. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated or postponed except to the extent permitted by Section 409A. Notwithstanding the foregoing, neither the Company nor any Subsidiary shall have any liability or obligation to any Award recipient or any other person for any taxes, interests or penalties that may arise as a result of any failure of the Plan or an Award to comply with, or be exempt from, Section 409A.

Section 16. Termination of Service Relationship

For purposes of the Plan, unless as otherwise set forth in an Award Agreement, the following events shall not be deemed a termination of a Service Relationship:

(a) a transfer to the employment or service of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another;

(b) any change in status between full-time and part-time employment, or a change in relationship between employee and consultant; or

(c) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

Section 17. Amendments and Termination

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder’s consent. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by the Company stockholders. Nothing in this Section 17 shall limit the Administrator’s authority to take any action permitted pursuant to Sections 3(b) or 4(c).

Section 18. Status of Plan

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

Section 19. Change in Control Provisions

(a) In the event of and subject to the consummation of a Change in Control Transaction as defined in this Section 19, the Administrator may cause the assumption or continuation of Awards theretofore granted by the successor entity or parent thereof, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices. To the extent the successor corporation in such Change in Control Transaction does not provide for the assumption, continuation or substitution of Awards, upon the closing of the Change in Control Transaction (the “Closing”) the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Change in Control Transaction shall become fully vested and exercisable, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Change in Control Transaction in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the “Transaction Price” (as defined below) multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Transaction Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Transaction Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Change in Control Transaction as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Transaction Price multiplied by the number of vested shares of Stock under such Awards.

(b) “Change in Control Transaction” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

(c) “Transaction Price,” with respect to a Change in Control Transaction, shall mean the consideration payable, or otherwise to be received by stockholders of the Company, per share of Stock, as determined by the Administrator.

Section 20. General Provisions

(a) No Distribution; Compliance with Legal Requirements. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof. No shares of Stock shall be issued pursuant to an Award until all applicable securities law and other legal and stock exchange or similar requirements, whether located in the United States or a foreign jurisdiction, have been satisfied. The Administrator may require the placing of such stop-orders and restrictive legends on certificates, or notations on book records, for Stock and Awards as it deems appropriate. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(b) Issuance of Stock; Fractional Shares. To the extent certificated, stock certificates shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(c) Awards to Non U.S. Recipients. Notwithstanding anything to the contrary contained in this Plan, Awards may be made to an individual who is a foreign national or employed or performing services outside of the United States on such terms and conditions different from those specified in the Plan as the Administrator considers necessary or advisable to achieve the purposes of the Plan or to comply with applicable laws. The Administrator may establish subplans with respect to such Awards and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan). Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

(d) Other Incentive Arrangements; No Rights to Continued Service Relationship. Nothing contained in this Plan shall prevent the Board from adopting other or additional incentive arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to such company’s insider trading policy, as in effect from time to time.

(f) Forfeiture of Awards under Sarbanes-Oxley Act; Clawback Policy. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, to the extent required by law, any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement. In addition, Awards under the Plan shall be subject to any policy of the Company providing for forfeiture of incentive or performance based compensation in the event of an individual’s misconduct, or certain changes in the financial reporting or financial results of the Company (such policy, a “Clawback Policy”), as may be in effect from time to time.

(g) Delivery and Execution of Electronic Documents. To the extent permitted by applicable law, the Company may (i) deliver by email or other electronic means (including posting on a web site maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan and any Award thereunder (including without limitation, prospectuses required by the SEC) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements) and (ii) permit participants in the Plan to electronically execute applicable Plan documents (including but not limited to, Award Agreements) in a manner prescribed by the Administrator.

Section 21. Effective Date of Plan, Term of Plan

This Plan shall become effective upon the date immediately preceding the date of the closing of the transactions contemplated by the Business Combination Agreement, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and certificate of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

Section 22. Governing Law

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: __________, __ 20__

DATE APPROVED BY STOCKHOLDERS: __________, __ 20__

EXHIBIT G

Form of Parent ESPP

[attached]

FINAL FORM

Exhibit G

ZAPATA COMPUTING HOLDINGS INC.

202[•] EMPLOYEE STOCK PURCHASE PLAN

Section 1. Purpose of the Plan

The purpose of the Zapata Computing Holdings Inc. 202[•] Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Zapata Computing Holdings Inc. (the “Company”) and each Designated Company (as defined below) with the opportunity to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Stock”).

The Plan is comprised of two components: (a) the “423 Component,” pursuant to which rights to purchase Stock that satisfy the requirements for an “employee stock purchase plan” within the meaning of Section 423(b) of the Code (a “Qualified ESPP”) may be granted to eligible Employees, and (b) the “Non-423 Component,” pursuant to which rights to purchase Stock under the Plan that are not intended to satisfy such requirements may be granted to eligible employees. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as a Qualified ESPP. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings under the 423 Component which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of a Qualified ESPP), and the Company will designate which Designated Company is participating in each separate Offering.

Section 2. Definitions

The following terms shall be defined as set forth below:

“Administrator” is defined at Section 3.

“Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under the common control with the Company.

“Board” means the Board of Directors of the Company.

“Change in Control” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Compensation” means the amount of base pay, prior to salary reduction such as pursuant to Sections 125, 132(f) or 401(k) of the Code, but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to Company stock options or other share-based awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

“Designated Company” means any present or future Affiliate or Subsidiary that has been designated by the Administrator to participate in the Plan. For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however, that at any given time, a Subsidiary or Affiliate of the Company that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component. The current list of Designated Companies is attached hereto as Appendix A.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 21.

“Employee” means any person who is customarily employed at least 20 hours per week and more than five months in a calendar year by the Company or any Designated Company.

“Exercise Date” means the last day of each Offering.

“Fair Market Value” means the closing price for the Stock on any given date during regular trading, as reported on the principal exchange on which the Stock is then traded, or if not trading on that date, such price on the last preceding date on which the Stock was traded, unless determined otherwise by the Administrator using such methods or procedures as it may establish.

“Option” means any option to purchase shares of Stock granted pursuant to Section 10.

“Offering” is defined at Section 6.

“Offering Commencement Date” means the first day of each Offering.

“Option Price” means the purchase price of a share of Stock hereunder as provided in Section 10.

“Participant” means an eligible Employee that participates in the Plan.

“Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

“Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

“Trading Date” means a date on which the national stock exchange on which the Stock is listed is open for trading.

Section 3. Administration

The Plan will be administered by the Board or the Compensation Committee of the Board or such other person or persons (the “Administrator”) appointed by the Board. The Administrator has authority at any time to: (i) designate any Subsidiary or Affiliate as a Designated Company, or revoke any such designation, and further designate such Subsidiaries and Affiliates or Participants as participating in the 423 Component or the Non-423 Component; (ii) determine which Affiliates or eligible Employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component; (iii) determine which Designated Company or Companies will participate in separate Offerings (to the extent that the Company makes separate Offerings); (iv) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (v) interpret the terms and provisions of the Plan; (vi) make all determinations it deems advisable for the administration of the Plan, including to accommodate the specific requirements of applicable laws, regulations and procedures in jurisdictions outside the United States; (vii) decide all disputes arising in connection with the Plan; and (viii) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants.

Section 4. Shares Authorized

Subject to the adjustment provisions of Section 15, the maximum number of shares of Stock that may be issued under the Plan will be [·]1 shares, plus an additional number of shares added on January 1, 202[·] and January 1 of each year thereafter until the Plan terminates pursuant to Section 17, in an amount equal to the lesser of (i) [·]2 shares of Stock, (ii) one percent (1%) of the number of shares of Stock issued and outstanding on the immediately preceding December 31, or (iii) such lesser number of shares of Stock as determined by the Administrator. If any Option granted under the Plan terminates without having been exercised in full, the shares of Stock not purchased under such Option will again become available for issuance under the Plan. Shares issued upon exercise of an Option may be from authorized but unissued Stock, from shares held in the treasury of the Company, or from any other proper source.

Section 5. Eligibility

Except as otherwise determined by the Administrator in advance of an Offering, all Employees of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system are not considered to be Employees of the Company or any Designated Company and shall not be eligible to participate in the Plan.

[1]	Note to Draft: To be 2% of outstanding shares as of the Effective Time.
[2]	Note to Draft: To be fixed number equal to initial share reserve.

Section 6. Offerings

The Company may make one or more offerings to eligible Employees to purchase Stock under the Plan (“Offerings”). Unless otherwise determined by the Administrator, an Offering will begin on the first Trading Day occurring on or after each January 1 and July 1, and will end on the last Trading Date occurring before the July 1 and January 1 thereafter, respectively. The Administrator may, in its discretion, designate a different period for any Offering, provided that no Offering shall exceed 27 months in duration.

Section 7. Participation

An eligible Employee may participate in an Offering by submitting an enrollment form to the Company or an agent designated by the Company at least 15 business days before the Offering Commencement Date (or by such other deadline as shall be established by the Administrator for the Offering). The enrollment form (which may be in an electronic format or such other method as determined by the Company in accordance with the Company’s practices) will (a) state a whole percentage or amount to be deducted from the Employee’s Compensation per pay period, (b) authorize the purchase of Stock in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Stock purchased for such individual are to be issued. An Employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate in such Offering. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions or contributions and purchases will continue at the same percentage or amount of Compensation for future Offerings, provided he or she remains eligible.

Section 8. Employee Contributions.

An eligible Employee may authorize payroll deductions or contributions at a minimum of one percent (1%) up to a maximum of 15 percent (15%) of such Employee’s Compensation for each pay period or such other maximum as may be specified by the Administrator in advance of an Offering. The Company will maintain book accounts showing the amount of payroll deductions or contributions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions or contributions, except as may be required by applicable law. If payroll deductions or contributions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator in its discretion), the Administrator may require Participants to contribute to the Plan by such other means as determined by the Administrator. Any reference to “payroll deductions or contributions” in this Section 8 (or in any other section of the Plan) will similarly cover contributions by other means made pursuant to this Section 8.

Section 9. Contribution Changes; Withdrawal

(a) Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction or contributions during any Offering, but may increase or decrease his or her payroll deduction or contributions with respect to the next Offering by filing a new enrollment form at least fifteen (15) business days before the next Offering Commencement Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction or contributions during an Offering.

(b) A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to the Company or an agent designated by the Company (in accordance with such procedures as may be established by the Administrator). The Participant’s withdrawal will be effective as of the next business day. Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an Employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 7.

Section 10. Grant of Options

On each Offering Commencement Date, the Company will grant to each eligible Employee who is then a Participant in the Plan an option (“Option”) to purchase, on the last day of such Offering (the “Exercise Date”) and at the Option Price (as defined herein) hereinafter provided for, the lowest of (a) a number of shares of Stock determined by dividing such Participant’s accumulated payroll deductions or contributions on such Exercise Date by the Option Price, (b) the number of shares of Stock determined by dividing $25,000 by the Fair Market Value of the Stock on the Offering Commencement Date for such Offering; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions or contributions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be eighty-five percent (85%) of the Fair Market Value of the Stock on the Offering Commencement Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Employee shall be eligible for the grant of an Option under the 423 Component if such Employee, immediately after the Option was granted, would be treated as owning stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant. In addition, no Employee may be granted an Option under the 423 Component which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the Fair Market Value of the Stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time.

Section 11. Exercise of Option and Purchase of Shares

Each Employee who continues to be a Participant in the Plan on an Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions or contributions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of an Offering, any amount remaining in a Participant’s account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering and any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

Notwithstanding the foregoing, if the total number of shares of Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions or contributions accumulated on behalf of each Participant that would otherwise be used to purchase Stock on such Exercise Date.

Section 12. Issuance of Certificates

Certificates or book-entries at the Company’s transfer agent representing shares of Stock purchased under the Plan may be issued only in the name of the Employee, in the name of the Employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the Employee to be his, her or their, nominee for such purpose.

Section 13. Rights on Termination or Transfer of Employment

If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction or contributions will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, if permitted by the Administrator and valid under applicable law, to his or her designated beneficiary or to the legal representative of his or her estate. An Employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Company, ceases to be a Subsidiary or Affiliate, or if the Employee is transferred to any corporation other than the Company or a Designated Company. Unless otherwise determined by the Administrator, a Participant whose employment transfers between, or whose employment terminates with an immediate rehire (with no break in service) by, Designated Companies or a Designated Company and the Company will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, that if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option will be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option will remain non-qualified under the Non-423 Component. Further, an Employee will not be deemed to have terminated employment for purposes of this Section 13, if the Employee is on an approved leave of absence where the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

Section 14. Special Rules and Sub-Plans

Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the Employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has Employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contributions by other means, establishment of bank or trust accounts to hold payroll deductions or contributions, payment of interest, conversion of local currency, obligation to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code the Employees subject to such special rules or sub-plans will participate in the Non-423 Component. Any special rules or sub-plans established pursuant to this Section 14 shall, to the extent possible, result in the Employees subject to such rules having substantially the same rights as other Participants in the Plan.

Section 15. Adjustment in Case of Changes Affecting Stock; Change in Control

In the event of a subdivision of outstanding shares of Stock, the payment of a dividend in Stock or any other change affecting the Stock, the number of shares approved for the Plan and the share limitation set forth in Section 10 shall be equitably or proportionately adjusted to give proper effect to such event. In the case of and subject to the consummation of a Change in Control, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan or to facilitate such transactions or events:

(a) to provide for either (i) termination of any outstanding Option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such Option had such Option been currently exercisable or (ii) the replacement of such outstanding Option with other options or property selected by the Administrator in its sole discretion;

(b) to provide that the outstanding Options under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c) to make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Options under the Plan and/or in the terms and conditions of outstanding Options and Options that may be granted in the future;

(d) to provide that the Offering with respect to which an Option relates will be shortened, and that the Exercise Date with respect to such Offering shall be the last Trading Date of such shortened period (the “New Exercise Date”). The New Exercise Date will occur before the date of the Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering; and

(e) to provide that all outstanding Options shall terminate without being exercised and all amounts in the accounts of Participants shall be promptly refunded.

Section 16. Amendment of the Plan

The Board may at any time and from time to time amend the Plan in any respect, except that (i) without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the 423 Component of the Plan or making any other change to the 423 Component of the Plan that would require stockholder approval in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code; and (ii) no amendment to the Plan that would require stockholder approval under the rules of any securities exchange or market system will be made without such approval.

Section 17. Termination of the Plan; Term of Plan

The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. Unless terminated earlier, the Plan shall automatically terminate on the ten-year anniversary of the Effective Date.

Section 18. Compliance with Law

The Company’s obligation to sell and deliver Stock under the Plan is subject to applicable laws and the completion of any registration or qualification of the Stock under any U.S. or non-U.S. local, state or federal securities or exchange control law, or under rulings or regulations of the SEC or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock.

Section 19. Miscellaneous

(a) No Rights as a Shareholder. Neither the granting of an Option to a Participant nor the deductions or contributions from his or her pay shall result in such Participant becoming a holder of the shares of Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

(b) Required Notification upon Sale of Shared under the 423 Component. Each Participant agrees, by entering the 423 Component of the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

(c) No Transferability. Options under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

(d) No Right to Employment. Neither eligibility to participate in nor participation in the Plan shall be deemed to create any right of continued employment or in any way affect to the right of the Company or a Designated Company to terminate employment of any Employee.

(e) Unfunded Plan. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

(f) Governing Law. The Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, applied without regard to conflict of law principles.

Section 20. Tax Withholding

Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may withhold from the proceeds of the sale of Stock or use any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component. The Company will not be required to issue any Stock under the Plan until such obligations are satisfied.

Section 21. Effective Date and Approval of Shareholders

The Plan shall take effect on the date immediately preceding the date of the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of September 6, 2023, by and among the Company (which as of the signing of the Business Combination Agreement was known as Andretti Acquisition Corp.), Tigre Merger Sub, Inc. and Zapata Computing, Inc., subject to approval by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present or by written consent of the stockholders within 12 months before or after the date the Plan is adopted by the Board.

DATE APPROVED BY BOARD OF DIRECTORS: ________, __, 20__

DATE APPROVED BY STOCKHOLDERS: ________, __, 20__

APPENDIX A

Designated Companies

Zapata Computing, Inc.

Exhibit 10.3

September 6, 2023

Zapata Computing, Inc.

100 Federal Street, Floor 20

Boston, MA 02110

Andretti Acquisition Corp.

7615 Zionsville Road

Indianapolis, Indiana 46268

Re: Sponsor Support Agreement

Ladies and Gentlemen:

This letter (this “Sponsor Agreement”) is being delivered to you in accordance with that certain Business Combination Agreement, dated as of the date hereof and as it may be amended, supplemented, restated or otherwise modified from time to time (the “Merger Agreement”), by and among Andretti Acquisition Corp., a Cayman Islands exempted company (the “Acquiror”), Zapata Computing, Inc., a Delaware corporation (the “Company”), and the other parties thereto and the other transactions relating thereto (the “Business Combination”) and hereby amends and restates in its entirety that certain letter, dated January 12, 2022, from, Andretti Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Sol Verano Blocker 1 LLC, a Delaware limited liability company (the “Sponsor Co-Investor”) and the undersigned members of the Acquiror’s board of directors and/or management team (each of such individuals, an “Insider” and collectively, the “Insiders”), to the Acquiror (the “Prior Letter Agreement”). Certain capitalized terms used herein are defined in paragraph 6 hereof. Certain capitalized and uncapitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Sponsor, the Sponsor Co-Investor and the Insiders are currently, and as of the Closing will be, the beneficial owners of outstanding Founder Shares and outstanding Private Placement Warrants, as shown on Schedule A hereto.

In order to induce the Company and Acquiror to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Sponsor, the Sponsor Co-Investor and each Insider hereby agrees with the Acquiror and, at all times prior to any valid termination of the Merger Agreement, the Company as follows:

1)	The Sponsor, the Sponsor Co-Investor and each Insider irrevocably agrees that it, he or she shall:

a)

vote any Common Stock and Founder Shares owned by it, him or her (all such common stock, the “Covered Shares”) in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of stockholders relating to the Business Combination;

b)	when such meeting of stockholders is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

c)

vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of such Covered Shares against any Alternative Business Combination and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Acquiror under the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor, the Sponsor Co-Investor or the Insiders contained in this Sponsor Agreement; and

d)	not redeem any Covered Shares owned by it, him or her in connection with such stockholder approval.

Prior to any valid termination of the Merger Agreement, the Sponsor, the Sponsor Co-Investor and each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Business Combination and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein.

2)

The Sponsor, the Sponsor Co-Investor and each Insider hereby agrees and acknowledges that: (i) Acquiror and, prior to any valid termination of the Merger Agreement, the Company would be irreparably injured in the event of a breach by the Sponsor, the Sponsor Co-Investor or any Insider of its, his or her obligations under paragraphs 1 and 3, as applicable, of this Sponsor Agreement (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

3)	The Sponsor, the Sponsor Co-Investor and each Insider agrees that it, he or she shall not:

a)

Transfer any Founder Shares until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the closing price of the New Parent Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which the Acquiror completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Acquiror’s stockholders having the right to exchange their shares of New Parent Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”); or

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b)

Transfer any Private Placement Warrants (or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of the Business Combination (the “Private Placement Warrants Lock-up Period” and, together with the Founder Shares Lock-up Period, the “Lock-up Periods”).

c)

Notwithstanding the provisions set forth in paragraphs 3(a) and 3(b), Transfers of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor, the Sponsor Co-Investor, any Insider or any of their permitted transferees (that have complied with this paragraph 3(c)), are permitted (A) to the Acquiror’s officers or directors, any affiliate or family member of any of the Acquiror’s officers or directors or any affiliate of the Sponsor or to any member(s) of the Sponsor or any of their affiliates; (B) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private transfers or by other transfers made in connection with the consummation of the Business Combination at prices no greater than the price at which the shares or warrants were originally purchased; or (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor, provided, however, that in the case of clauses (A) through (F), these permitted transferees must enter into a written agreement with the Acquiror agreeing to be bound by this Agreement.

4)	Vesting and Forfeiture of Certain Founder Shares.

a)

The Sponsor and Sponsor Co-Investor severally (and not jointly) agree that, as of immediately prior to (but subject to) the Closing, 4,745,000 Founder Shares set forth on Schedule A under “Founder Shares” opposite to the names of the Sponsor and the Sponsor Co-Investor shall, following the Closing, be subject to the vesting and forfeiture provisions set forth in this paragraph 4. Each of the Sponsor and the Sponsor Co-Investor severally (and not jointly) agree that it shall not (and will cause its Affiliates not to) Transfer any Unvested Founder Shares held by it prior to the date such Founder Shares become vested pursuant to this paragraph 4, except to the extent permitted by paragraph 3(c)(A) (including the requirement that any such transferees enter into a written agreement with the Acquiror agreeing to be bound by this Agreement, including the vesting and forfeiture provisions set forth in this paragraph 4). For the avoidance of doubt, the 1,005,000 Founder Shares identified on Schedule A as (i) held by Insiders or (ii) held by the Sponsor or

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Sponsor Co-Investor and subject to non-redemption agreements (which Founder Shares are set forth under “Founder Shares Subject to NRAs” on Schedule A) shall not be subject to any vesting or forfeiture. The number of Founder Shares that shall be subject to vesting (such applicable number of Founder Shares, the “Unvested Founder Shares”) shall be determined as follows:

i)	In the event that the Closing Available Cash is an amount equal to $25 million or more, then the number of Unvested Founder Shares shall be zero.

ii)

In the event that the Closing Available Cash is an amount equal to $10 million or less, then the number of Unvested Founder Shares shall be 30% of the number of Founder Shares set forth opposite the names of the Sponsor and the Sponsor Co-Investor on Schedule A hereto.

iii)

In the event that the Closing Available Cash is more than $10 million but less than $25 million, then the number of Unvested Founder Shares shall be determined by straight line interpolation between zero and 30% of the number of Founder Shares set forth opposite the names of the Sponsor and the Sponsor Co-Investor on Schedule A hereto.

iv)

For all purposes of this paragraph 4, “Closing Available Cash” means, as of the Closing, the sum of (w) the total dollar amount of cash or cash equivalents in the Trust Account (after deducting the amount required to satisfy the redemption payments to Acquiror’s public stockholders, but prior to the payment of any Outstanding Company Transaction Expenses or Outstanding Parent Transaction Expenses), (x) the total amounts raised pursuant to subscription agreements entered into between the Company and investors pursuant to which investors purchase shares of Company Common Stock in a private placement or placements to be consummated immediately prior to the consummation of the Business Combination, (y) all bridge financing proceeds subscribed for after the date hereof and prior to completion of the Business Combination, and (z) any other amounts of cash, funds or cash equivalents contributed to Company by Acquiror, Sponsor, the Sponsor Co-Investor, the Insiders, or their respective affiliates prior to Closing (including, for the avoidance of doubt, the $1.5 million invested or otherwise contributed to the Company by certain Insiders prior to the date hereof).

b)

Vesting of Unvested Founder Shares. All of the Unvested Founder Shares shall vest at such time as a $12.00 Stock Price Level is achieved or an Acquiror Sale occurs on or before the third anniversary of the Closing Date. For the avoidance of doubt, subject to paragraph 4(e), if a $12.00 Stock Price Level is not achieved or an Acquiror Sales does not occur on or prior to the third anniversary of the Closing Date, the Unvested Founder Shares that were eligible to vest pursuant to this paragraph 4(b) shall not vest and shall be forfeited as provided in paragraph 4(c).

c)

Forfeiture of Unvested Founder Shares. Subject to paragraph 4(e), Unvested Founder Shares that are forfeited pursuant to paragraph 4(b) shall be transferred by the Sponsor and the Sponsor Co-Investor, as applicable, to the Acquiror, without any consideration for such Transfer.

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d)

Stock Price Level. For purposes of this paragraph 4, the “Stock Price Level” will be considered achieved on the date on which the closing price of the Common Stock on the New York Stock Exchange (or other exchange or other market where the Common Stock is then traded) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 Trading Days within any 30 Trading Day period.

e)

Acquiror Sale. Notwithstanding the foregoing, in the event the Acquiror enters into a binding agreement with respect to an Acquiror Sale on or before the third anniversary of the Closing Date and ultimately consummates such Acquiror Sale, all Unvested Founder Shares Beneficially Owned by the Sponsor and the Sponsor Co-Investor shall vest on the day prior to the closing of such Acquiror Sale.

5)

The Sponsor, the Sponsor Co-Investor and each Insider hereby represents and warrants to the Acquiror and the Company that it, he or she has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement.

6)

As used herein, (i) “Beneficially Own” has the meaning ascribed to it in Section 13(d) of the Securities Exchange Act; (ii) “Founder Shares” shall mean the shares of Class B ordinary shares, par value $0.0001 per share, of the Acquiror and the shares of New Parent Common Stock issued or issuable upon conversion of such shares in connection with the Domestication; (iii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); (iv) “Common Stock” shall mean the Class A ordinary shares, par value $0.0001 per share, of the Acquiror, and the shares of New Parent Common Stock issued or issuable upon conversion of such shares in connection with the Domestication; (v) “Private Placement Warrants” shall mean the Warrants to purchase up to 13,550,000 shares of Common Stock issued in a private placement that occurred simultaneously with the consummation of Acquiror’s initial public offering; and (vi) “Acquiror Sale” shall mean any of the following (which, for the avoidance of doubt, shall not include the Business Combination): (a) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto is or becomes the beneficial owner, directly or indirectly, of securities of Acquiror

5

representing more than 50% of the combined voting power of Acquiror’s then outstanding voting securities, (b) a merger or consolidation of Acquiror with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Acquiror Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of Acquiror immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the board of directors of Acquiror approves a plan of complete liquidation or dissolution of Acquiror or an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, other than such sale or other disposition by Acquiror of all or substantially all of the assets of Acquiror and its Subsidiaries, taken as a whole, to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Acquiror in substantially the same proportions as their ownership of Acquiror immediately prior to such sale.

7)

This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor, the Sponsor Co-Investor, each Insider and the Prior Letter Agreement. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the Acquiror and the other parties charged with such change, amendment, modification or waiver, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Merger Agreement.

8)

No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder, other than in conjunction with transfers permitted by paragraph 3, without the prior written consent of the other parties (except that, following any valid termination of the Merger Agreement, no consent from the Company shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the Sponsor, the Sponsor Co-Investor, each Insider, the Acquiror and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

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9)

Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any person other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors, heirs, personal representatives and assigns and permitted transferees.

10)

This Sponsor Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11)

This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12)

This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Sponsor Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the Borough of Manhattan in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. The prevailing party in any such Action (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable expenses, including reasonable attorneys’ fees, incurred with respect to such Action. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13)

Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.01 of the Merger Agreement to the applicable party at its principal place of business.

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14)

This Sponsor Agreement shall terminate on the earlier of (a) the consummation of an Acquiror Sale and (b) the later of (i) in the event there are Unvested Founder Shares pursuant to paragraph 4, the earlier of (x) the achievement of a $12.00 Stock Price Level on or before the third anniversary of the Closing Date and (y) the third anniversary of the Closing Date and (ii) the expiration of the Lock-up Periods; provided that such termination shall not affect any forfeiture of Unvested Founder Shares occurring prior to or contemporaneously with such termination (including as a result of a failure to consummate an Acquiror Sale in accordance with paragraph 4(e)). In the event of a valid termination of the Merger Agreement, this Sponsor Agreement shall be of no force and effect and shall revert to the Prior Letter Agreement. No such termination or reversion shall relieve the Sponsor, the Sponsor-Co-Investor, each Insider, the Acquiror or the Company from any liability resulting from a breach of this Sponsor Agreement occurring prior to such termination or reversion.

15)

The Sponsor, the Sponsor Co-Investor and each Insider hereby represents and warrants (severally and not jointly as to itself, himself or herself only) to Acquiror and the Company as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within its limited liability company powers and have been duly authorized by all necessary limited liability company actions on its part; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder; (iii) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Sponsor Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of his, her or its obligations under this Sponsor Agreement; (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent,

8

enjoin or materially delay the performance by such Person of its, his or her obligations under this Sponsor Agreement; (vi) except for fees described permitted by Section 5.12 of the Merger Agreement, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, Acquiror, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Sponsor Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Acquiror, the Company or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) such Person has good title to all such Founder Shares and Private Placement Warrants, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such Founder Shares or Private Placement Warrants (other than transfer restrictions under the Securities Act)) affecting any such Founder Shares or Private Placement Warrants, other than pursuant to (A) this Sponsor Agreement, (B) the certificate of incorporation of the Acquiror, (C) the Merger Agreement, (D) the Registration Rights Agreement, dated as of January 12, 2022, by and among the Acquiror and certain security holders, or (E) any applicable securities laws; and (x) the Founder Shares and Private Placement Warrants identified on Schedule A are the only Founder Shares or Private Placement Warrants owned of record or Beneficially Owned by the Sponsor, the Sponsor Co-Investor and the Insiders as of the date hereof, and none of such Founder Shares or Private Placement Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Warrants, except as provided in this Sponsor Agreement.

16)

If, and as often as, there are any changes in the Acquiror, the Founder Shares or the Private Placement Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Acquiror, Acquiror’s successor or the surviving entity of such transaction, the Founder Shares and Private Placement Warrants, each as so changed.

17)

Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[signature page follows]

9

Sincerely,
ANDRETTI SPONSOR LLC

By:	/s/ William M. Brown
Name: William M. Brown
Title: Chief Financial Officer

SOL VERANO BLOCKER 1 LLC

By:	/s/ Paul Kania
Name: Paul Kania
Title: Chief Financial Officer

/s/ Michael M. Andretti
Michael M. Andretti

/s/ William M. Brown
William M. Brown

/s/ Zakary C. Brown
Zakary C. Brown

/s/ James W. Keyes
James W. Keyes

/s/ Cassandra S. Lee
Cassandra S. Lee

/s/ Gerald D. Putnam
Gerald D. Putman

/s/ William J. Sandbrook
William J. Sandbrook

/s/ John J. Romanelli
John J. Romanelli

[Signature Page to Sponsor Support Agreement—Andretti Acquisition Corp.]

Acknowledged and Agreed:

ANDRETTI ACQUISITION CORP.

By:	/s/ William M. Brown
Name: William M. Brown
Title: President and Chief Financial Officer

Acknowledged and Agreed:

ZAPATA COMPUTING, INC.

By:	/s/ Christopher J. Savoie
Name: Christopher J. Savoie
Title: President

[Signature Page to Sponsor Support Agreement—Andretti Acquisition Corp.]

11

Schedule A

Ownership of Securities*

Sponsor	Founder Shares	Founder Shares Subject to NRAs	Private Placement Warrants
Andretti Sponsor LLC	3,536,863	652,214	10,100,000

Total	3,536,863	652,214	10,100,000

Sponsor Co-Investor	Founder Shares	Founder Shares Subject to NRAs	Private Placement Warrants
SOL Verano Blocker I LLC	1,208,137	222,786	3,450,000

Total	1,208,137	222,786	3,450,000

Insiders	Founder Shares	Private Placement Warrants
Michael M. Andretti	—	—
William M. Brown	—	—
Zakary C. Brown	25,000	—
James W. Keyes	25,000	—
Cassandra S. Lee	30,000	—
Gerald D. Putman	25,000	—
William J. Sandbrook	—	—
John J. Romanelli	25,000	—

Total	130,000	—

*

The 875,000 Founder Shares reflected in the columns titled “Founder Shares Subject to NRAs” are subject to transfer to certain investors who executed non-redemption agreements in connection with the special meeting to approve the extension of time for the Acquiror to complete a business combination. Such Founder Shares shall not be subject to Section 4 of the Sponsor Agreement (notwithstanding that such Founder Shares are held by Sponsor or Sponsor Co-Investor as of the date of the Sponsor Agreement).

Exhibit 99.1

Zapata AI, an Industrial Generative AI Software Company, to Go Public Through Business

Combination with Andretti Acquisition Corp.

•	Zapata AI is the Industrial Generative AI software company developing solutions to enterprises’ hardest problems

•	Transaction values the company at an implied pre-money equity value of $200 million

•

Andretti Acquisition Corp. is familiar with Zapata AI through a commercial partnership with Andretti Autosport, in which Zapata AI’s Orquestra® platform provides the Andretti INDYCAR® team with real-time analytics to inform race strategy and deliver performance edges

•	Business combination expected to provide up to approximately $84 million to the pro forma company’s balance sheet, depending on the level of redemptions

•	Proceeds will be used to fuel continued innovation, drive enterprise customer acquisition and advance Zapata AI’s growth strategy

•	Zapata AI’s visionary CEO and leadership team to lead the combined company

•	Investor call scheduled for today, September 6, 2023 at 8:30am ET

BOSTON / INDIANAPOLIS– (September 6, 2023) — Zapata Computing, Inc. (“Zapata AI” or the “Company”), the Industrial Generative AI software company developing solutions and applications to solve enterprises’ hardest problems, and Andretti Acquisition Corp. (NYSE: WNNR), a publicly traded special purpose acquisition company, announced today that they have entered into a definitive business combination agreement that will result in Zapata AI becoming a U.S. publicly listed company. Upon closing of the transaction, the combined company is expected to be listed on the New York Stock Exchange under the new ticker symbol “ZPTA”.

Zapata AI spun out of Harvard University in 2017 with a mission to create significant value for enterprises with generative AI and other advanced algorithms that leverage quantum techniques. The Company’s proprietary quantum techniques run on classical (non-quantum) hardware such as CPUs and GPUs—and have the potential to revolutionize existing AI solutions by making them cheaper, faster and more accurate. Zapata AI’s IP portfolio is made up of over 100 global patents and patent applications, including generative AI and industrial optimization technologies.

The Company’s offerings include Zapata AI Prose™, a large language model generative AI solution, and Zapata AI Sense™, which generates new analytics solutions to complex industry problems. These industrial solutions, which uniquely process both text and numbers, run on Zapata AI’s full-stack Quantum AI software platform, Orquestra®, enabling the Company to train and deliver AI models within customers’ hybrid cloud and multicloud environments, including Microsoft Azure, AWS, and others. Zapata AI’s proprietary technology is able to deliver enterprise-ready AI solutions across a wide variety of industries, including life sciences, finance, chemicals, automotive, government/defense, aerospace and energy.

The Company works with a growing ecosystem of blue-chip partners including Amazon, Google, Andretti Autosport, IBM, NVIDIA, Quantinuum, IonQ, and DARPA. By providing enterprises with a complete AI software stack and advanced AI models, Zapata AI is seeking to provide AI and machine learning software solutions.

Andretti Acquisition Corp. is familiar with Zapata AI and its unique capabilities through Zapata AI’s commercial partnership with Andretti Autosport, which leverages Orquestra® to gain a performance edge in race strategy for NTT INDYCAR® SERIES events. This partnership showcases how industry-leading brands are adopting and utilizing the Company’s Industrial Generative AI solutions to solve complex problems and enhance their competitive positions. Combining with Andretti Acquisition Corp. will give Zapata AI access to the capital markets as well as enhanced financial flexibility to fuel its technical roadmap, drive enterprise customer acquisition, and advance its growth strategy.

“Our engineers and scientists have spent years building, testing and refining our proprietary software to put Zapata AI—and our customers—at the forefront of the generative AI revolution,” said Christopher Savoie, CEO of Zapata AI. “We believe generative AI is shaping a once-in-a-generation opportunity, and the capital and relationships afforded through this business combination will only strengthen our market position. We are participating in an enormous total addressable market where we have the potential to create disproportionate value for our customers and our investors.”

Michael Andretti, Co-CEO of Andretti Acquisition Corp., commented, “Zapata AI’s Industrial Generative AI solutions have demonstrated their applicability helping enterprises across a range of industries solve complex problems and make better business decisions – we have experienced this firsthand in the AI-driven race strategy solutions and advanced analytics capabilities they are delivering to Andretti Autosport. The Company is already working with some of the world’s largest and most recognizable organizations, and based on our understanding of its vast capabilities, compelling go-to-market strategy and ambitious growth plan, we believe there is tremendous enterprise revenue opportunity.”

Transaction Overview

The transaction values Zapata at an implied pre-money equity value of $200 million, with existing Zapata shareholders set to roll over 100% of their equity into the combined entity, or 20.0 million shares at a price of $10.00. Andretti Acquisition Corp.’s sponsors and certain investors that own or have the right to receive founder shares will own a combined 5.8 million shares, or an implied value of approximately $58 million. Andretti Acquisition Corp.’s public shareholders currently hold approximately 7.9 million shares, all of which are subject to redemption. The pro forma equity value of the combined company (inclusive of the remaining cash in trust at Andretti Acquisition Corp. after redemptions) is expected to be between $281 million and $365 million, depending on the level of redemptions.

The Boards of Directors of each of Zapata and Andretti Acquisition Corp. have approved the transaction. The transaction will require the approval of the stockholders of Andretti Acquisition Corp. and is subject to satisfaction or waiver of the conditions stated in the business combination agreement and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first quarter of 2024.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Andretti Acquisition Corp. with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov. More information about the proposed transaction will also be described in Andretti Acquisition Corp.’s proxy statement/prospectus relating to the business combination, which it will file with the SEC.

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), is serving as exclusive financial advisor and lead capital markets advisor to Andretti Acquisition Corp. Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Andretti Acquisition Corp. Foley Hoag LLP is serving as legal counsel to Zapata.

Investor Conference Call Information

Zapata and Andretti Acquisition Corp. will host a joint investor conference call to discuss the proposed transaction today, September 6, 2023 at 8:30am ET. To listen to the prepared remarks via telephone from the U.S., dial 1-877-269-7751, and an operator will assist you. International participants may listen to the call by dialing 1-201-389-0908. A telephone replay will be available by dialing 1-844-512-2921 if in the U.S, and by dialing 1-412-317-6671 from outside the U.S. The access ID for access to the replay is 13741001. The replay will be available for a period of 6 months. The prepared remarks can also be accessed here.

About Zapata

Zapata AI is the Industrial Generative AI company, revolutionizing how enterprises solve their hardest problems with its powerful suite of Generative AI software. By combining numerical and text-based solutions, Zapata AI empowers enterprises to leverage large language models and numerical generative models better, faster, and more efficiently—delivering solutions to drive growth, savings and unprecedented insight. With proprietary science and engineering techniques and the Orquestra® platform, Zapata AI is accelerating Generative AI’s impact in Industry. The Company was founded in 2017 and is headquartered in Boston, Massachusetts. To learn more, visit: https://www.zapata.ai

About Andretti Acquisition Corp.

Andretti Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses or entities. Two key members of the management team are racing legends Mario and Michael Andretti. To learn more, visit: https://www.andrettiacquisition.com/.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the transaction, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Andretti Acquisition Corp.’s and Zapata’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Andretti Acquisition Corp. and Zapata. These statements are subject to a number of risks and uncertainties regarding Zapata’s businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, ability to meet the closing conditions to the transaction, including approval by stockholders of Andretti Acquisition Corp. on the expected terms and schedule and the risk that regulatory approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the transaction or failure to close the transaction within the period permitted under its governing documents; failure to realize the benefits expected from the proposed transaction; a decline in the price of Andretti Acquisition Corp’s securities following the transaction if it fails to meet the expectations of investors or securities analysts; the amount of redemption requests made by Andretti Acquisition Corp.’s public stockholders; the ability of Andretti Acquisition Corp. or the combined company to issue equity or equity-linked securities in connection with the transaction or in the future; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Andretti Acquisition Corp.’s and Zapata’s indebtedness; other consequences associated with mergers, acquisitions, and divestitures and legislative and regulatory actions and reforms; Zapata’s ability to maintain its current rate of growth; maintenance and renewal of customer contracts and subscriptions; competition in Zapata’s industries; Zapata’s ability to raise additional capital; the successful integration of potential targets, products, or technologies; Zapata’s ability to improve its operational, financial, and management controls; Zapata’s failure to maintain and enhance awareness of its brand; increased costs associated with being a public company; cybersecurity incidents; ability to prevent fraudulent activities by Zapata’s customers, employees, or other third parties; potential interruptions or delays in third-party services; protection of proprietary rights; intellectual property infringement, data protection, and other losses; compliance with federal, state, and local laws as well as statutory and regulatory requirements; risks of implementing controls and procedures required for public companies following the transaction; and the ability of Zapata or the combined company to issue equity or equity-linked securities with the proposed business combination or in the future; and those factors discussed in Andretti Acquisition Corp.’s Form 10-K for the year ended December 31, 2022, under Risk Factors in Part I, Item 1A and other documents of Andretti Acquisition Corp. filed, or to be filed, with the SEC.

If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Andretti Acquisition Corp. or Zapata presently do not know or that Andretti Acquisition Corp. or Zapata currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Andretti Acquisition Corp.’s or Zapata’s expectations, plans, or forecasts of future events and views as of the date of this communication. Andretti Acquisition Corp. or Zapata anticipate that subsequent events and developments will cause their assessments to change. However, while Andretti Acquisition Corp. or Zapata may elect to update these forward-looking statements at some point in the future, Andretti Acquisition Corp. or Zapata specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Andretti Acquisition Corp.’s or Zapata’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the contemplated transaction, Andretti Acquisition Corp. intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, with the SEC. Additionally, Andretti Acquisition Corp. will file other relevant materials with the SEC in connection with the transaction. A definitive proxy statement/final prospectus will also be sent to the stockholders of Andretti Acquisition Corp., seeking any required stockholder approval. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that Andretti Acquisition Corp. will send to its stockholders. Before making any voting or investment decision, investors and security holders of Andretti Acquisition Corp. are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents, because they will contain important information about the transaction. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov.

In addition, the documents filed by Andretti Acquisition Corp. may be obtained free of charge from Andretti Acquisition Corp. at andrettiacquisition.com. Alternatively, these documents, when available, can be obtained free of charge from Andretti Acquisition Corp. upon written request to Andretti Acquisition Corp., 7615 Zionsville Road, Indianapolis, Indiana 46268, or by calling (317) 872-2700. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Andretti Acquisition Corp., Andretti Acquisition Corp.’s sponsors, Zapata and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Andretti Acquisition Corp., in connection with the proposed transaction. Information regarding Andretti Acquisition Corp.’s directors and executive officers is contained in Andretti Acquisition Corp.’s Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Zapata and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Zapata Contacts

Investors: investors@zapata.ai

Media: press@zapata.ai

Andretti Acquisition Corp. Contacts

Investors

Eduardo Royes, ICR

ir@andrettiacquisition.com

Media

Matthew Chudoba, ICR

pr@andrettiacquisition.com

Exhibit 99.2

ZAPATA //AI

ANDRETTI ACQUISITION CORP

The Industrial Generative AI Company

28
HONDA
DHL
ZAPATA //AI

ZAPATA COMPUTING INC.

Exhibit 99.2 The Industrial Generative AI Company ZAPATA COMPUTING INC.

Cautionary Notes This presentation (“Presentation”) is provided for informational purposes only and has been prepared to assist interested Forward Looking Statements parties in making their own evaluation with respect to a potential business combination between Andretti Acquisition Corp. (“Andretti”) and Zapata Computing, Inc. (“Zapata AI”, “we”, “us” or ”our”) and related transactions (the “Business Certain statements included in this Presentation that are not historical facts are forward-looking statements for Combination”) and for no other purpose. This Presentation does not constitute (i) a solicitation of a proxy, consent or purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. authorization with respect to any securities or in respect of the proposed Business Combination, or (ii) an offer to sell, or Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” the solicitation of an offer to buy, or a recommendation to purchase, any securities, nor shall there be any sale of “continue,” “anticipate” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem” “seek” “future” securities in any states or jurisdiction in which such offer, solicitation or sale would be unlawful. “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Neither the Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non- U.S. jurisdiction has approved or disapproved of the Business Combination, or determined that this Presentation is These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this financial and performance metrics and projections of market opportunity. These statements are based on various Presentation. To the fullest extent permitted by law, in no circumstances will Zapata AI, Andretti or any of their respective assumptions, whether or not identified in this Presentation, and on the current expectations of the management of subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or Zapata AI and Andretti, as the case may be, and are not predictions of actual performance. These forward-looking liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither and circumstances are beyond the control of Zapata AI and Andretti. These forward-looking statements are subject to Zapata AI nor Andretti has independently verified the data obtained from these sources and cannot assure you of the a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all- and legal conditions, the inability of Zapata AI or Andretti to successfully or timely consummate the Business inclusive or to contain all of the information that may be required to make a full analysis of Zapata AI or the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to Combination. Viewers of this Presentation should each make their own evaluation of Zapata AI and of the relevance and unanticipated conditions that could adversely affect the expected benefits of the Business Combination, the adequacy of the information and should make such other investigations as they deem necessary. References in this occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal do not denote that our relationship with any such party is in a legal partnership form but rather is a generic reference to proceedings that may be instituted against Andretti, Zapata AI, the combined company or others following the our relationship with such party. announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Andretti, the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Zapata AI as a result of the announcement and consummation of the Business Combination, failure to realize the anticipated benefits of the Business Combination, risks relating to the uncertainty of the projected financial information, risks related to the performance of Zapata AI’s business and the timing of expected business or revenue milestones, and the effects of competition on Zapata AI’s business. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect Zapata AI’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Zapata AI anticipates that subsequent events and developments will cause Zapata AI’s assessments to change. Neither Andretti nor Zapata AI undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Andretti’s or Zapata AI’s assessments of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. ZAPATA COMPUTING INC.

Cautionary Notes (continued) Use of Data No Offer or Solicitation The data contained herein is derived from various internal and external sources. No representation is made as to This presentation is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, the reasonableness of the assumptions made within or the accuracy of completeness of any projects or consent, or authorization with respect to any securities or in respect of the Business Combination. This presentation modeling or any other information contained herein. Any data on past performance or modeling contained herein shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, is not an indication as to future performance. Neither Andretti nor Zapata AI assumes no obligation to update the issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful information in this Presentation except as may be required by law. prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, Additional Information About the Business Combination and Where to Find It as amended, or an exemption therefrom. In connection with the contemplated transaction, Andretti intends to file a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, with the SEC. Additionally, Andretti will file other relevant materials with the SEC in connection with the transaction. A definitive proxy statement/final prospectus will also be sent to the stockholders of Andretti, seeking any required stockholder approval. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that Andretti will send to its stockholders. Before making any voting or investment decision, investors and security holders of Andretti are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC as well as any amendments or supplements to these documents, because they will contain important information about the transaction. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by Andretti may be obtained free of charge from Andretti at andrettiacquisition.com. Alternatively, these documents, when available, can be obtained free of charge from Andretti upon written request to Andretti Acquisition Corp., 7615 Zionsville Road, Indianapolis, Indiana 46268, or by calling (317) 872-2700. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation Andretti, Andretti’s sponsors, Zapata AI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Andretti, in connection with the Business Combination. Information regarding Andretti’s directors and executive officers is contained in Andretti’s Annual Report on Form 10-K for the year ended December 31, 2023, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Zapata AI and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above. ZAPATA COMPUTING INC.

ZAPATA //AI

Industrial Software for the Generative AI Revolution

ORIGIN	Spun out of Harvard in 2017 (HARVARD UNIVERSITY)
GENERATIVE AI OFFERING	Industrial solutions that uniquely process both text and numbers 1. Zapata AI Prose™ for Large Language Models (LLMs) 2. Zapata AI Sense™ for complex mathematical models Orquestra® full-stack software platform to build, train, fine-tune, and deploy Industrial Generative AI applications ZAPATA //AI PROSE™ · ZAPATA //AI SENSE™ · Orquestra®
CUSTOMERS	Customers have leveraged proprietary Generative AI/ML, optimization, and quantum algorithms and models ANDRETTI · BASF · BBVA · bp · DARPA · top 5 food & bev company
PARTNERS	Integrations and Alliances across the AI and Quantum Computing ecosystem aws · NVIDIA · IBM · IONQ · Microsoft Azure · top 5 global consultancy

ZAPATA //AI

ZAPATA COMPUTING INC.

4

Industrial Software for the Generative AI Revolution ORIGIN Spun out of Harvard in 2017 Industrial solutions that uniquely process both text and numbers 1. Zapata AI Prose™ for Large Language Models (LLMs) GENERATIVE AI 2. Zapata AI Sense™ for complex mathematical models OFFERING ® Orquestra full-stack software platform to build, train, fine-tune, and deploy Industrial Generative AI applications Customers have leveraged proprietary Generative AI/ML, optimization, and quantum algorithms and models CUSTOMERS Integrations and Alliances across the AI and Quantum Computing ecosystem PARTNERS 4 ZAPATA COMPUTING INC.

ANDRETTI ACQUISITION CORP

Oversubscribed $230M SPAC IPO (NYSE: "WNNR") Led by Legendary Andretti Racing Family and Best in Class Public Company Executives

Michael Andretti
Co-Chief Executive Officer and Director

William M. (Matt) Brown
President and Chief Financial Officer

- Former CEO of Rocky Mountain Industrials
- Former EVP and CFO of Forterra (NASDAQ: FRTA)
- Former SVP and CFO of U.S. Concrete (NASDAQ: USCR)
- Former U.S. Navy SEAL Officer

Mario Andretti
Special Advisor

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Oversubscribed $230M SPAC IPO (NYSE: “WNNR”) • Former Chairman of the National Ready-Mixed Concrete Association Led by Legendary Andretti Racing Family and Best • Independent Director at Comfort Systems USA (NYSE: FIX) and Knife River Corporation (NYSE: KNF) in Class Public Company Executives • Former Chairman & CEO of U.S. Concrete (NASDAQ: USCR) William J. (Bill) Sandbrook Chairman and Co-Chief Executive Officer • Management has decades of public company operating and acquisition experience along with a history of producing long-term value creation • IndyCar World Champion • Founder, CEO, and Chairman of Andretti Autosport • During U.S. Concrete CEO tenure, Bill Sandbrook produced 25x • Founder of Andretti Technologies market value creation, grew EBITDA 24x, executed 35+ Michael Andretti • Investor and Advisor for DUZY, a Video Technology acquisitions (17 with Matt Brown) Co-Chief Executive Officer and Director • Merger partner gets access to vast network of relationships, industry connectivity, proprietary deal flow, and can • Former CEO of Rocky Mountain Industrials leverage Andretti brand • Former EVP and CFO of Forterra (NASDAQ: FRTA) • The Andretti brand is well recognized • Former SVP and CFO of U.S. Concrete (NASDAQ: USCR) • Andretti Autosport has portfolio of 120+ world-class sponsors, William M. (Matt) Brown • Former U.S. Navy SEAL Officer President and Chief including Honda, Konica Minolta, Accura, Group 1001 and Financial Officer AutoNation • Curated Board, including Current CEO of McLaren Racing, • One of the most successful drivers in the history of motorsports, Andretti is one Current Chief Audit Executive of AT&T, Former CEO of 7-Eleven, of only three drivers to have won races in Formula One, IndyCar, the World Former President of NYSE Euronext Sportscar Championship, and NASCAR Mario Andretti Special Advisor 5 ZAPATA COMPUTING INC.

70% of Organizations Currently in Exploration Mode with Generative AI[2]

INDUSTRY EXAMPLES

Healthcare

Customer Service

Improve chatbot intent identification, summarize conversations, answer customer questions from a search, directing customers to resources.

Education

Create personal learning experience, like tutors. Generate learning plans and custom learning materials.

Sales & Marketing

Software Development

Personal Assistants

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Companies are racing to find the “killer apps” for Generative AI Healthcare Chatbots and applications can provide simple language descriptions of medical information and treatment Customer Service Education recommendations. Improve chatbot intent Create personal learning identification, summarize experience, like tutors. Gartner Poll Finds 45% of Executives conversations, answer Generate learning plans and customer questions from a custom learning materials. search, directing customers to Say ChatGPT Has Prompted an Increase resources. 1 in AI Investment INDUSTRY EXAMPLES 70% of Organizations Currently in Exploration Sales & Marketing Software Development 2 Mode with Generative AI Engage with potential Engage with potential customers on website or in a customers on website or in a chatbot. Provide chatbot. Provide recommendations. Provide recommendations. Provide product descriptions. product descriptions. Personal Assistants Customize emails. Customize emails. Manage schedules, summarize emails, compose emails (and chains), replies, and summaries, draft common documents. Notes: 1. Gartner Press Release, Gartner Poll Finds 45% of Executives Say ChatGPT has Prompted an Increase in AI Investment, May 3, 2023. 2. Gartner Webinar, Beyond the Hype: Enterprise Impact of ChatGPT and Generative AI, March 2023. 6 ZAPATA COMPUTING INC.

Problems with LLMs and other Generative AI models

INCONSISTENT

LEGALDIVE Deep Dive Opinion Library Press Releases Topics

Lawyer cites fake cases generated by ChatGPT in legal brief

The high-profile incident in a federal case highlights the need for lawyers to verify the legal insights generated by AI-powered tools.

Published May 30, 2023

FREE PRESS JOURNAL

Home › Business › ChatGPT can pass a law exam but is still terrible at math

ChatGPT can pass a law exam but is still terrible at math

The chatbot got a C+ on the exam, which did get it through the test, but kept it at the bottom of the class.

FPJ Web Desk | **Updated:** Thursday, January 26, 2023, 03:16 PM IST

VICE

Stack Overflow Bans ChatGPT For Constantly Giving Wrong Answers

One of the internet's largest coding resources has temporarily banned the AI chatbot after users answered programming questions with its responses.

By Janus Rose
NEW YORK, US

December 5, 2022, 10:39am

TOO BIG (AND COSTLY)

CNBC MARKETS BUSINESS INVESTING TECH POLITICS CNBC TV

TECH

ChatGPT and generative AI are booming, but the costs can be extraordinary

PUBLISHED MON, MAR 13 2023-8:58 AM EDT | UPDATED MON, MAR 13 2023-2:08 PM EDT

yahoo!finance

Bloomberg

Artificial Intelligence Is Booming—So Is Its Carbon Footprint

Josh Saul and Dina Bass
March 9, 2023 · 7 min read

OTHER CHALLENGES

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Problems with LLMs and other Generative AI models INCONSISTENT TOO BIG (AND COSTLY) OTHER CHALLENGES Data privacy and model security Training data quality and bias Integration with existing systems Continuous monitoring and feedback loop Ethical and legal considerations Focus on Language 7 ZAPATA COMPUTING INC.

Industrial Generative AI: enterprise software that harnesses language and numerical models for domain-specific, industrial-scale applications. ZAPATA COMPUTING INC.

Big Tech makes one-size-fits-all Generative AI (e.g. ChatGPT). Zapata AI adapts language and text models for Industry GENERATIVE AI INDUSTRIAL GENERATIVE AI Unreliable; trained on general data Accurate; trained on customer-specific data Privacy issues Customer’s private environment Massive, costly, inefficient models Models optimized for speed, cost, accuracy Locked into vendor’s compute & cloud choice(s) Flexibility to choose best models, hardware, clouds Language models not useful for numerical problems Translates numerical data into accurate prose Leverages quantum generative models Uses classical machine learning and statistics and their statistical advantages over classical 9 ZAPATA COMPUTING INC.

Our team has worked on Generative AI since founding

2019 | 2020 | 2021 | 2022 | 2023

First quantum generative AI IP filing[1]

First gate model quantum heuristic for generative modeling[2]

(a) Semi-restricted Transverse Ising Model
(b) Restricted Transverse Ising Model

First-ever high-resolution images generated on a quantum device using Generative AI techniques[3]

Generator enhanced optimization (GEO)[4]

Improved generalization metrics for generative models[6]

Number of Queries

Synergy between quantum circuits and tensor networks[5]

Novel generative AI-inferred automotive data[8]

$\Psi(\vec{x}) =$
x_1
x_2
x_N
Block sparse

Encoding equality constraints in tensor network generative models[7]

Quantum-enhanced generative models for drug molecule design[10]

Production Output
Optimizer

Generator-enhanced optimization of manufacturing plants[9]

ZAPATA //AI
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Our team has worked on Generative AI since founding Encoding equality First-ever high-resolution images Synergy between quantum constraints in tensor Generator-enhanced First quantum generative generated on a quantum device using circuits and tensor network generative optimization of 1 3 5 7 9 Generative AI techniques networks models manufacturing plants AI IP filing 2019 2020 2021 2022 2023 First gate model quantum heuristic Generator enhanced Improved generalization Novel generative AI- Quantum-enhanced 2 4 8 for generative modeling optimization (GEO) metrics for generative inferred automotive data generative models for drug 6 10 models molecule design Notes: Timeline not to scale.1 US20200410384A1 - Hybrid quantum-classical generative models for learning data distributions - Google Patents 2. Anschuetz & Cao, Realizing Quantum Boltzmann Machines Through Eigenstate Thermalization, March 2019. 3. Generation of High-Resolution Handwritten Digits with an Ion-Trap Quantum Computer, Dec 2020. 4. Alcazar et. al., GEO: Enhancing Combinatorial Optimization with Classical and Quantum Generative Models, Jan 2021. 5. Rudolph et. al., Synergy Between Quantum Circuits and Tensor Networks, Aug 2022. 6. Perdomo-Ortiz et. al., Evaluating generalization in quantum and classical generative models, Jan 2022. 7. Perdomo-Ortiz et. Al., Evaluating Generalization in Classical and Quantum Generative Models, Jan 2022. 8. Andretti Autosport customer work. 9. Banner et. al., Quantum Inspired Optimization for Industrial Scale Problems, May 2023. 10. Cao et. al., Exploring the Advantages of Quantum Generative Adversarial Networks in Generative Chemistry, May 2023. 10 ZAPATA COMPUTING INC.

Quantum statistics for AI are superior to classical statistics— and don’t require quantum hardware Quantum models can outperform classical models in two ways: 1. GENERALIZATION: Better at extrapolating missing information 2. EXPRESSIBILITY: Greater range of possible solutions QUANTUM MODEL DISTRIBUTIONS CLASSICAL MODEL Zapata AI has proprietary methods built from our deep quantum expertise. 11 ZAPATA COMPUTING INC.

#5 most active in Quantum-inspired AI patent applications between 2020-2021. We have created Generative AI IP since 2018.[1]

Applicant	Country of Residence	Number of Int'l Patent Families
Fujitsu	JP	42
IBM	US	38
Microsoft	US	21
Accenture Global Solutions	IE	20
Zapata Computing	**US**	**19**
Nokia/Here Global	FI/NL	12
Meta/Facebook	US	11
Hitachi	JP	10
Toshiba/Nuflare Technology	JP	10
Google	US	10

Generative AI
30%
Differential Equations & Optimization
22%
ZAPATA //AI
PATENT PORTFOLIO
10%
Hardware Optimization
Algorithms & Software
38%

ZAPATA //AI
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12

Globally ranked IP portfolio includes Industrial Generative AI and other advanced enterprise computing algorithms #5 most active in Quantum-inspired AI patent One of world’s largest quantum software patent portfolios: + 2 applications between 2020-2021. We have 50 US patent families & applications (100 worldwide). 1 created Generative AI IP since 2018. BREAKDOWN FOR MOST ACTIVE APPLICATIONS RELATED TO QUANTUM COMPUTING AND ARTIFICIAL INTELLIGENCE/MACHINE LEARNING, FOR 2020-2021 Generative AI Differential 30% Equations & Optimization 22% PATENT PORTFOLIO 10% Hardware Optimization 38% Algorithms & Software Notes: 1. European Patent Office, Quantum Computing Insight Report, January 2023. Link to report. 2. Intellectual Property as of June 2023. 12 ZAPATA COMPUTING INC.

0.81
0.805
0.8
0.795
0.79
0.785
0.78
0.775
F1 MEASURE (ACCURACY)
GPT2-Small
GPT2-XL
Compressed GPT2-XL
MODEL

— and show better generalization with unseen validation data.

0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
F1 MEASURE (ACCURACY)
459
918
1377
1836
2295
2754
3213
3672
4131
4590
TRAINING STEP
GPT2-Small
GPT2-XL
Compressed GPT2-XL

Notes: 1. Zapata data.

ZAPATA AI

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Zapata AI compresses Large Language Models (LLMs) to reduce 1 compute costs, shrink carbon footprints, and speed up runtimes Compressed models are more accurate than — and show better generalization with unseen uncompressed models of the same size validation data. 0.9 0.8 0.81 0.7 0.805 0.6 0.8 0.5 0.4 0.795 0.3 0.79 0.2 0.785 0.1 0 0.78 459 918 1377 1836 2295 2754 3213 3672 4131 4590 0.775 TRAINING STEP GPT2-Small GPT2-XL Compressed GPT2-XL GPT2-Small GPT2-XL Compressed GPT2-XL MODEL As this chart shows, the compressed model has the most stable performance during GPT2-Small and Compressed GPT2-XL are the same size, but the compressed version of GPT2-XL is more accurate. training, achieving more consistent accuracy with fewer training steps. Compressed GPT2-XL requires 300x fewer tokens to achieve the same performance as GPT2-XL. Notes: 1. Zapata data. 13 ZAPATA COMPUTING INC. F1 MEASURE (ACCURACY) F1 MEASURE (ACCURACY)

Zapata AI's technology gets 8,400x speedup and better accuracy in large models[1]

Faster alternative to Monte Carlo simulation

Zapata Approach
MC Approach
Fully converges in 3 seconds
At 7 hours, still not converging
INTEGRAL VALUE
1.80
1.75
1.70
1.65
1.60
1.55
1.50
.1 sec
1 sec
10 sec
1.67 min
16.67 min
2.78 hrs
CPU TIME (EXPONENTIAL)

Notes: 1. Zapata data.

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Zapata AI’s technology gets 8,400x speedup and better accuracy in 1 large models Faster alternative to Monte Carlo simulation • Model converges faster than traditional Monte Carlo approach by orders of magnitude, especially for multi-asset problems. • Plot shows European options pricing with 10 assets. Similar behavior for 20 assets. Notes: 1. Zapata data. 14 ZAPATA COMPUTING INC.

Industrial Generative AI for Andretti Autosport's next-generation race analytics[1]

– Real Data
– Synthetic Data

GENERATIVE AI-INFERRED CHANNEL

ANDRETTI USE CASES → ANALOGOUS USE CASES

Tire Degradation

Logistics, Supply Chain, Manufacturing

Race Strategy

Finance, Energy & Utilities

Predictive Modeling

Finance, Insurance, IT

ZAPATA //AI
ZAPATA COMPUTING INC.
15

Industrial Generative AI for Andretti Autosport’s next-generation 1 race analytics Industrial Generative AI predicts behavior that cannot be measured directly, generating “virtual sensors” in automotive and other industries. 2 ANDRETTI USE CASES ANALOGOUS USE CASES SYNTHETIC GENERATED DATA COMPARES WELL WITH REAL DATA (GROUND TRUTH) Tire Logistics, Supply Degradation Chain, Manufacturing – Real Data – Synthetic Data GENERATIVE AI-INFERRED CHANNEL Race Finance, Energy & Strategy Utilities Predictive Modeling Finance, Insurance, IT Notes: Labels removed for confidentiality. 1. Zapata Data 2. Error less than 1%. This plot indicates the data generated by our generative AI model was almost indistinguishable from the actual car data. 15 ZAPATA COMPUTING INC.

Zapata AI's Industrial Generative AI optimization solutions apply to use cases across industries[1]

PORTFOLIO OPTIMIZATION EXAMPLE[2]:

GENERATED PORTFOLIO COUNTS
40
20
0
GEO Enhancement
Seed Data
GEO Data
5.8
6.0
6.2
RISK x 10³
Generator-Enhanced Optimizer
Classical Optimizer

ZAPATA //AI
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Zapata AI’s Industrial Generative AI optimization solutions apply to use 1 cases across industries Generator Enhanced Optimization (GEO), uses generative AI to suggest solutions to complex optimization problems that classical methods alone do not. 2 PORTFOLIO OPTIMIZATION EXAMPLE : GEO generated lower-risk financial portfolios than state-of-the-art optimizers. Notes: 1. Zapata Data 2. Alcazar and Perdomo-Ortiz. GEO: Enhancing Combinatorial Optimization with Quantum Generative Models (arXiv2101.06250). 16 ZAPATA COMPUTING INC.

Challenge:

Approach:

SEED OPTIMIZER
GA1
GA2
GAU
SA
PT
GA1: 0 0 0 0 1.9 0.061 0.17 0.014 0.051
GA2: 0 0 0 -0.063 0 -0.025 -0.015 -0.39 -0.61
GAU: 0 0 0 0.027 -0.58 -0.059 0.021 0.08 0.096
SA: 0 0 0 -0.22 0 0 0.081 0.16 -0.12
PT: 0 0 0 0 1.7 -0.0095 -0.17 -0.15 -0.49
2% noDEV
2.5% noDEV
5% noDEV
1.5% yesDEV
100% noDEV
2% yesDEV
2.5% yesDEV
5% yesDEV
100% yesDEV
SOLUTION SPACE SIZE
GEO outperformed seed optimizer
GEO tied seed optimizer
Traditional optimizer outperformed GEO
GEO had best performance for problem configuration (column).

IN COLLABORATION WITH MIT Center for QuantumEngineering

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Optimizing BMW´s manufacturing plant scheduling with Industrial Generative AI Challenge: Optimize worker schedule to achieve production targets while minimizing idle hours. Approach: Zapata AI’s GEO algorithm tied or outperformed state-of-the-art solvers 1 in 71% of configurations . 2% 2.5% 5% 1.5% 100% 2% 2.5% 5% 100% noDEV noDEV noDEV yesDEV noDEV yesDEV yesDEV yesDEV yesDEV SOLUTION SPACE SIZE IN COLLABORATION WITH GEO outperformed seed optimizer GEO tied seed optimizer Notes: 1. Banner et. al. Quantum-Inspired Optimization for Industrial Scale Traditional optimizer outperformed GEO GEO had best performance for problem configuration (column). Problems (arXiv:2305.02179). 17 ZAPATA COMPUTING INC. SEED OPTIMIZER PT SA GAU GA2 GA1

Orquestra®

Industrial Generative AI Applications
Leveraging Large Language Models & Complex Mathematical Models

Zapata Proprietary Generative Modeling & Compression Techniques

Customer-Owned & Open Source Libraries & Models

Training & Deployment (Inference) Orchestration
Security, Logging, MLOps, Environment Management, Inference Hosting, Application Front Ends

RAY[1] kubernetes[1]

Compute and Accelerators
CPU, GPU, TPU, QPU and more

Public Cloud Microsoft Azure, aws, Google Cloud, IBM Cloud

Private Cloud & On Prem

Orquestra Product | External Products

© Zapata Computing | Version 5.0 June 2023 | Integration and compatibility shown above does not indicate explicit support, endorsement or affiliation. Deployment may require additional engineering.

Notes: 1. Compatible with these systems.

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® Orquestra : The full-stack software platform for Industrial Generative AI 1 1 Notes: 1. Compatible with these systems. 18 ZAPATA COMPUTING INC.

Value proposition: Faster, cheaper, and more accurate Generative AI

FASTER & CHEAPER MODELS	Smaller Large Language Models (LLMs) with comparable performance. Demonstrating over 1000x speed-up on complex computational models.[1]
MORE ACCURATE MODELS	Generative AI to create novel solutions to enterprise problems that get better results (e.g., model fit) than existing solutions.
PROPRIETARY TECHNIQUES	Globally competitive patent portfolio of quantum-inspired Generative AI algorithms.
PLATFORM	Massive-scale, full-stack model development and deployment. Train models with customer data, in customer-controlled environments.

Notes: 1. Zapata Data.

ZAPATA //AI
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19

Value proposition: Faster, cheaper, and more accurate Generative AI FASTER & CHEAPER Smaller Large Language Models (LLMs) with comparable performance. MODELS 1 Demonstrating over 1000x speed-up on complex computational models. MORE ACCURATE Generative AI to create novel solutions to enterprise problems that get better results (e.g., MODELS model fit) than existing solutions. PROPRIETARY Globally competitive patent portfolio of quantum-inspired Generative AI algorithms. TECHNIQUES Massive-scale, full-stack model development and deployment. PLATFORM Train models with customer data, in customer-controlled environments. Notes: 1. Zapata Data. 19 ZAPATA COMPUTING INC.

ZAPATA //AI Existing and Prospective Case Studies

Leading Clinical Research Organization	Potential to use LLMs to generate FDA forms from clinical trial data *In development*
BASF	Generative AI & ML for materials discovery, value chain optimization
BMW	Generative AI for optimizing manufacturing plant scheduling
top 5 food & bev company	Optimizing sales, scheduling and delivery operations
Andretti Autosport	Applying Generative AI for predictive analytics using advanced automotive sensor data
BBVA	Risk optimization for derivative pricing
bp	Optimizing downstream R&D
DARPA	2 DARPA awards to benchmark utility of quantum computing

ZAPATA //AI
ZAPATA COMPUTING INC.
20

Industrial Generative AI and advanced algorithms have potential to create significant business value in key verticals Existing and Prospective Case Studies Potential to use LLMs to generate FDA forms Applying Generative AI for predictive analytics from clinical trial data using advanced automotive sensor data In development Generative AI & ML for materials discovery, value Risk optimization for derivative pricing chain optimization Generative AI for optimizing manufacturing Optimizing downstream R&D plant scheduling Optimizing sales, scheduling and delivery 2 DARPA awards to benchmark utility of quantum operations computing Notes: Case studies available at: https://zapata.ai/customer-case-studies/ 20 ZAPATA COMPUTING INC.

Total Addressable Market
$1.3T
Serviceable Obtainable Market
$366B[2]
ZAPATA //AI

Value of potential disruption for enterprise estimated up to $4.4T.[3]

BUSINESS FUNCTION
EST. GLOBAL P&L IMPACT- $B
Low – High*
Sales & Marketing 760
Software Engineering 580
Supply Chain & Operations 290
Customer Operations 340
Product R&D 230
Risk & Legal 180
Strategy & Finance 120
Talent & Organization 60
Corporate IT 40
$2.6T
$4.4T

ZAPATA //AI

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21

Zapata AI participates in an enormous potential TAM where we believe we can create substantial value for Industry Generative AI Software and its adjacencies have the potential Value of potential disruption for enterprise estimated 3 to provide an extensive addressable market opportunity. up to $4.4T. Estimated Total Addressable Market and BUSINESS FUNCTION EST. GLOBAL P&L IMPACT- $B * 1 Low – High Serviceable Obtainable Market (SOM) by 2032: Sales & Marketing 760 1,200 Software Engineering 580 1,200 Supply Chain & $1.3T 550 Operations 290 470 Customer Operations 340 420 Product R&D 230 260 Risk & Legal 180 a 260 Strategy & Finance 120 90 Talent & Organization 60 2 $366B 50 Corporate IT 40 $2.6T $4.4T McKinsey estimates 63 generative AI use cases spanning 16 business functions across industries could deliver P&L impact in the range of $2.6-$4.4 trillion, before accounting for productivity gains. Notes: 1. Bloomberg Intelligence, Generative AI to Become a $1.3 Trillion Market by 2032, Research Finds, June 2023. 2. Zapata AI’s potential SOM is not limited to these estimates. Estimated SOM projections include $280B Generative AI Software and $86B Generative AI IT Services. 3. McKinsey, The Economic Potential of Generative AI, June 2023. *Estimated numbers are rounded. 21 ZAPATA COMPUTING INC.

Revenue Model and Sales Strategy

Two Sales Channels

1. DIRECT
   - C-level relationships
   - Global sales force, plans to expand

2. PARTNER ECOSYSTEM

Land

- Initial Industrial Generative AI application
- 6+ month agreements

Expand

- Contracts deliver recurring multi-year subscription revenue
- Expand average revenue per account (ARPA)

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Revenue Model and Sales Strategy Expand Two Sales Channels Land 1. DIRECT • Initial Industrial Generative AI • Contracts deliver recurring multi- • C-level relationships application year subscription revenue • Global sales force, plans to expand • 6+ month agreements• Expand average revenue per account (ARPA) 2. PARTNER ECOSYSTEM EXAMPLES: • Consulting & Services Top 5 Global Consultancy Bundled Offering of Software and Scientific Algorithm Expertise Contracts recognized ratably (recurring revenue) • Software, Cloud & Networking Microsoft Azure, Nvidia • Hardware IBM, IonQ • Academia & Research MIT, University of Toronto 22 ZAPATA COMPUTING INC.

Pioneering a new category: Industrial Generative AI

ZAPATA //AI

ESTABLISH CATEGORY & THOUGHT LEADERSHIP

Welcome to the Industrial Generative AI Revolution.
ZAPATA
Beyond Text and Images: Quantum Generative AI in the Enterprise
Gartner
COOL VENDOR
Forbes
Forbes: How Quantum Techniques Could Bring Generative AI To...
How Generative AI Is Impacting Analytics
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ZAPATA
The Near-Term Promise of Quantum Generative AI

BUILD BRAND THROUGH CUSTOMER SUCCESS STORIES

INDUSTRIAL GENERATIVE AI
White Papers & Reports
Social
Web & Email
Event Keynotes
Analysts, Media, PR
Automotive
Chemicals & Materials
Defense
Energy & Utilities
Finance
Logistics
Pharma

CASE STUDIES SUPPORT EXPANSION IN KEY VERTICALS

ANDRETTI AUTOSPORT

BMW

Insilico Medicine

FOXCONN

ZAPATA COMPUTING INC.

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Pioneering a new category: Industrial Generative AI ESTABLISH CATEGORY & THOUGHT LEADERSHIP BUILD BRAND THROUGH CUSTOMER SUCCESS STORIES CASE STUDIES Automotive SUPPORT EXPANSION White Papers & IN KEY VERTICALS Reports Chemicals & Materials Social Defense Web & Email INDUSTRIAL Energy & GENERATIVE AI Utilities Event Keynotes Finance Logistics Analysts, Media, PR Pharma Notes: Depicts immediate Go-to-market strategy; We expect Demand Generation and Product Marketing will increase in the future if current is proven successful using defined metrics. 23 ZAPATA COMPUTING INC.

Transaction Summary

Transaction Highlights

Implied Sources & Uses

Sources	($M)	Uses	($M)
Cash in Trust	$50	Cash to Balance Sheet	$48
Bridge Financing[3]	$20	Transaction Expenses	$12
Zapata Rollover	$200	Zapata Rollover	$200
		Growth Capital	$10
Total	**$270**	**Total**	**$270**

Pro Forma Valuation

Pro-Forma Equity Value ($M)	**$331**
(+) Existing Debt	$0
(-) PF Cash	$48
Pro-Forma Enterprise Value ($M)	**$283**

Pro Forma Ownership[1]

	Shares (M)	% Own.
1 Zapata Rollover Equity	20.0	61.0%
2 Public Shareholders	4.7	14.3%
3 Founder Shares[2]	5.8	17.5%
4 Bridge Investors[3]	2.4	7.2%

4
7.2%
3
17.5%
14.3%
2
61.0%
1

ZAPATA //AI
ZAPATA COMPUTING INC.
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Transaction Summary Transaction Highlights Implied Sources & Uses Sources ($M) Uses • $283M pro forma enterprise value ($M) Cash in Trust $50 Cash to Balance Sheet $48 • Implied pre-money equity value of $200M 3 Bridge Financing $20 Transaction Expenses $12 • Implied pro-forma equity value of $331M Zapata Rollover $200 Zapata Rollover $200 • $48M of cash held on the pro-forma balance sheet Growth Capital $10 • Zapata shareholders rolling 100% of their equity, will own ~61% of the combined Total company Total $270 $270 1 Pro Forma Valuation Pro Forma Ownership Shares % 4 Pro-Forma Equity Value ($M) $331 (M) Own. 7.2% Zapata Rollover Equity 1 20.0 61.0% 3 (+) Existing Debt $0 2 Public Shareholders 4.7 14.3% 17.5% (-) PF Cash $48 2 3 Founder Shares 5.8 17.5% Pro Forma Ownership 3 61.0% Pro-Forma Enterprise Value ($M) $283 4 Bridge Investors 2.4 7.2% 14.3% 2 1 Notes: 1. $10/share shown for all holders is illustrative, and the SPAC cash in trust of $84.2M and 7.9M shares implies $10.66/share for public SPAC holders. 2. Andretti Acquisition Corp.’s sponsors and certain investors that own or have the right to receive founder shares will own a combined 5.8 million shares. 3. Bridge investors are providers of a convertible note priced at 15% discount to DeSPAC; does not account for PIK interest accruing ahead of conversion at DeSPAC. Assumed issuance of up to $14.5M in convertible notes, exclusive of $5.5M of Zapata convertible debt currently outstanding Note: pro forma ownership excludes impact of warrants; assumes 40% redemption from cash in trust. SPAC cash amount subject to change depending on the actual redemption levels and interest earned in the trust 24 ZAPATA COMPUTING INC.

ZAPATA //AI LEADERSHIP

Christopher Savoie, Ph.D., Chief Executive Officer

Nissan · verizon · Kyulux · GNI

Yudong Cao, Ph.D.
Chief Technology Officer*

Ten years of experience in various areas of AI & quantum computing; 2.4K+ citations; 30 patents & applications

Harvard University · Purdue University

Mimi Flanagan
Chief Financial Officer

Two decades of experience across executive finance roles in the technology industry

IHS Markit · Jenzabar · Qlik · Wyndham

Tim Stanley
Vice President, Global Sales

25+ years of sales strategy & execution in enterprise architecture, data protection, connected workplace, ERP, CRM, SCM; active in Space Force and National Guard community nuvolo · ORACLE

Nicole Fitchpatric
General Counsel, Ethics & Compliance Officer

Twelve years experience in various industries

Washington University in St. Louis School of Law · asurion · Duke · Consilio

60 Employees[1] // **41** Scientists & Engineers // **24** PhDs // **~85K** Citations[3]

INVESTORS

Ahren
Alumni Ventures
BASF
BOSCH
Comcast Ventures
The Engine
Honeywell
ITOCHU
MERCK
pillar
pitango
Prelude Ventures

$64M raised to date

BOARD OF DIRECTORS[2]

Alan Aspuru-Guzik, Ph.D.*
Zapata Scientific Advisor, Professor, Univ. of Toronto, Canada 150 Research Chair, CIFAR AI Chair

Harvard University · University of Toronto

Rhonda Germany Ballintyn
Former Chief Strategy & Marketing Officer, Honeywell

Honeywell

Dana Jones
CEO, RealPage, Former CEO, Sparta Systems

RealPage · Sabre · Sparta Systems

Clark Golestani
Managing Director, C Sensei Group, Former Global CIO, Merck

MERCK · ORACLE

Mark Cupta
Managing Director, Prelude Ventures

Prelude Ventures

Gil Beyda
Founder, Managing Partner, Genacast Ventures, Former Managing Director, Comcast Ventures

Genacast Ventures · Comcast Ventures

Google · GRAIL

William Klitgaard
Former CIO & CFO, Covance, now LabCorp

labcorp

ZAPATA //AI

ZAPATA COMPUTING INC.

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World-class team with deep expertise across Generative AI, quantum science, enterprise software and management 2 LEADERSHIP BOARD OF DIRECTORS INVESTORS Alan Aspuru-Guzik, Ph.D.* Rhonda Germany Christopher Savoie, Ph.D., Chief Executive Officer* Ballintyn Zapata Scientific Advisor, Two decades of experience in the technology industry; inventor of the Natural Language Professor, Univ. of Toronto, Former Chief Strategy & Understanding (NLU) behind Apple’s Siri Canada 150 Research Chair, Marketing Officer, Honeywell CIFAR AI Chair Clark Golestani Dana Jones Managing Director, C Sensei CEO, RealPage, Former Group, Former Global CIO, CEO, Sparta Systems Merck Yudong Cao, Ph.D. Mimi Flanagan Tim Stanley Nicole Fitchpatric Chief Technology Officer* Chief Financial Officer Vice President, Global Sales General Counsel, Ethics & Compliance Officer Mark Cupta Gil Beyda Ten years of experience in Two decades of experience 25+ years of sales strategy & Managing Director, Founder, Managing Partner, various areas of AI & across executive finance roles Twelve years experience in execution in enterprise Prelude Ventures Genacast Ventures, Former quantum computing; 2.4K+ in the technology industry architecture, data protection, various industries Managing Director, Comcast citations; 30 patents & connected workplace, ERP, Ventures applications CRM, SCM; active in Space Force and National Guard community Jeff Huber William Klitgaard Founding CEO of GRAIL, Former CIO & CFO, Covance, Former SVP of Google Ads, now LabCorp Apps, Maps and Google X 1 3 60 Employees // 41 Scientists & Engineers // 24 PhDs // ~85K Citations $64M raised to date Notes: 1. Employee breakdown as of August 28, 2023. Total headcount of all full-time employees and contractors in countries where Zapata does not have a legal entity. Does not include interns. 2. In addition to Christopher. 3. Includes approximately 57.5K Citations attributable to Alan Aspuru-Guzik, a Zapata AI founder and scientific advisor. * Zapata founders in addition to Peter Johnson, Ph.D., Jonny Olson, Ph.D., and Jhonathan Romero Fontalvo, Ph.D. 25 ZAPATA COMPUTING INC.

Summary: Opportunity to invest in transformational Generative AI technology Large and rapidly growing total addressable market (TAM) for AI/ML (Artificial Intelligence/Machine Learning) 1 software, with a focus in Generative AI. Proprietary Generative AI techniques and algorithms for today’s most advanced classical and high- performance compute hardware. Demonstrating up to 10X-1000X speed-up on Large Language Models and 2 1 other complex computational models. ® Orquestra : Proprietary full-stack software platform that is hardware- and cloud-agnostic to enable Industrial 3 Generative AI solutions across multiple end markets. Substantial potential near-term enterprise revenue opportunity with Large Language Models and other large 4 models in AI, simulation, optimization. 5 Pioneering, founder-led, and visionary management team with track record of innovation and execution. Notes: 1. Zapata Data. Magnitude of speedup depends on additional implementation factors. 26 ZAPATA COMPUTING INC.

ZAPATA COMPUTING INC.

Exhibit 99.3

Zapata AI Business Combination with Andretti Acquisition Corp.

Investor Conference Call Script

September 6, 2023

Operator

Good day, and welcome to the Zapata AI Business Combination with Andretti Acquisition Corp. Announcement Conference Call. All participants will be in listen-only mode for the entirety of the call.

Before we begin, we remind you that certain comments made during this call may constitute forward-looking statements which are subject to significant risks and uncertainties that could cause the combined companies actual results to differ materially from expectations or historical performance. Please review the disclosure on forward looking statements included in Andretti Acquisition Corp.’s filings with the SEC for a discussion on these risks and uncertainties.

A recorded replay of this call and related materials will be available on the Zapata investor page. Please be advised that statements are current only as of the date of this call and, while Andretti may choose to update these statements in the future, it is under no obligation to do so unless required by applicable law or regulation. The comments made during this call are copyrighted by Andretti.

I will now turn the call over to Mr. Bill Sandbrook, Co-Chief Executive Officer and Chairman of Andretti Acquisition Corp. Please go ahead.

Bill Sandbrook, Co-Chief Executive Officer & Chairman of the Board, Andretti Acquisition Corp.

Thank you for joining us today.

The team at Andretti Acquisition Corp. is incredibly excited about our proposed business combination announced with Zapata AI. I will touch on why we see this as a compelling acquisition, at a foundational time, before turning to Michael to say a few words on his and Andretti Autosport’s experience with Zapata’s technology in action.

We see four main pillars for this transaction:

1.	Generative AI is quickly expanding at a seemingly exponential rate across multiple verticals.

2.	Zapata is a first mover in Generative AI

3.	Zapata delivers products and solutions that are tailor-made for the specific needs and costs of their business customers

4.

The transaction is aligned with Andretti Acquisition Corp’s goal of pushing emerging technologies into mobility, which stems from Michael Andretti’s visionary leadership of leveraging technology within motorsports.

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To briefly elaborate.

You have likely heard the buzz around Generative AI – it seems to be “the” focus of Big Tech, with some eye-popping estimates around its future Total Addressable Market, or TAM, size. It has been a topic of significant discussion during the past few earnings seasons, with Big Tech noting the positive impact it is having on their business outlooks. As a fun fact, Alphabet, the parent company of Google, mentioned AI an eye-catching 70 times1 on its July earnings call. The Zapata team will elaborate more on market size in a few minutes, but we think it is very important to note that generative AI’s applicability spans across many, many verticals and industries, including areas like automotive, pharmaceuticals, and finance, just to name a few.

Building on this, Zapata is a well-known and respected first-mover in the Generative AI space, with some of the brightest scientists, engineers, and developers in the business, and an existing revenue base from some impressive Fortune 1000 customers and the U.S. Government. They’ve been working on Generative AI since 2018, with a strong patent portfolio. You’ll hear more on this from the Zapata team too.

Further, the Zapata team is tackling the unique challenges posed by enterprises by deploying an Industrial AI tool. Businesses have very different needs from those of consumers. By combining, among other differentiating features, their background in quantum computing with their work in Generative AI, they can deliver products and solutions that are tailor-made for the specific needs and costs of their business customers. This very much fits in with our mission of identifying a company that displays technological leadership – a company with a business model that addresses or creates a market need that other companies have not.

Lastly, Zapata is putting their tech into practice right in the “wheelhouse” of the Andretti brand – mobility, specifically motorsports — through their partnership with Andretti Autosport in the NTT INDYCAR Series. Pushing the limits of technology is key to success in motorsports, which has long been a part of the Andretti vision. As one such example, look no further than the formation of Andretti Technologies in 2015 to build electric powertrains for Formula E while the all-electric series was still in its infancy.

For this reason, one of our goals with Andretti Acquisition Corp from day one has been to identify a partner that is pushing emerging technologies into mobility and, to the extent possible, motorsports.

Zapata could not check this box any more firmly.

The Zapata and Andretti Autosport teams entered into a commercial relationship in early 2022 to seek out ways to enhance results in their INDYCAR Program through Zapata’s advanced analytics.

The partnership is strong and continues to build today, and who better to say a few words on it than Michael Andretti himself, so Michael, over to you.

[1]	https://www.pymnts.com/google/2023/google-reports-7-out-of-10-generative-ai-unicorns-are-cloud-customers/

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Michael Andretti, Co-Chief Executive Officer & Director, Andretti Acquisition Corp.

Thank you, Bill. We are thrilled to announce this acquisition today. As Bill noted, I originally became aware of Zapata and their capabilities by having them as a technology partner with Andretti Autosport in the NTT INDYCAR SERIES.

The relationship with Zapata on the Andretti Autosport side started in 2021. In February 2022, we announced a multi-year partnership with Zapata, including brand sponsorship and a multi-million-dollar agreement to use their enterprise software platform, Orquestra.

In motorsports, every hundredth of a second counts, and every strategic decision counts. Races can be won or lost due to pit strategy and the timing of yellow flags. By deploying Orquestra in our racing operations, we believe we will be able to realize a real-time performance edge on race day. As an expert in their technology, I will let Christopher Savoie, CEO and Co-founder of Zapata, give more color on how they are helping us with their technology in a few minutes.

Put simply, with Zapata, we are racing toward a winning future with generative AI. We are excited to bring the company and awareness of their technology to the public markets at what is an incredibly exciting time for generative AI.

So with that said, let me turn the mic over to Christopher. Christopher?

Christopher Savoie, Chief Executive Officer & Co-Founder, Zapata AI

Thank you, Michael, Bill, and the team at Andretti Acquisition Corp., and hello to everyone listening in.

Zapata AI is an enterprise software company building Industrial Generative AI.

Industrial generative AI is similar to consumer generative AI tools like ChatGPT that generate text and images. But it’s tailored to enterprise use cases, taking the generative models behind these popular tools, and applying them to critical, industrial-scale applications involving both language and other forms of data. I’ll get into some examples in just a minute.

Zapata has been working on generative AI since long before applications like ChatGPT even existed. Our first generative AI patent was filed in 2018.

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Since then, we have built two core offerings:

•

The first is Zapata AI Prose: a set of large language model-based generative AI solutions similar to widely used generic chat applications but customized to an enterprise’s industry and its unique problems. Prose can help companies speed up time-consuming language tasks like filing for regulatory approvals or patents, filling in customs forms, or creating documents or reports.

•

We’ve also built a complementary solution called Zapata AI Sense that can handle complex mathematical models – something that is ubiquitously important for industry but somewhat under-appreciated due to the recent generative AI boom. Sense can help enterprise leaders make smarter decisions by enriching their business analytics with realistic, generated data to fill in the existing gaps in their data — including for variables that are not otherwise measurable. We’ll touch on the importance of this shortly with an example from our work with Andretti.

Our generative AI solution set is “industrial”, meaning it is meant for use in a business context to address specific challenges or improve efficiencies. Again, this is not really the case with chatbot-like applications today. The stakes are much higher when doing things for business, which I will elaborate on in a bit as well.

All of this is provided over our full-stack enterprise software platform — Orquestra — which allows us to train and deliver our complex models over various cloud solutions, including Azure Cloud, AWS Cloud, and others.

One of Orquestra’s most impactful benefits is its flexibility, which allows our customers to experiment with different models on different types of computer hardware — and NOT be locked into any one specific cloud provider, which they tell us is very important to them.

To date, we have worked with customers across various industries, including automotive, oil and gas, chemicals, and finance, to name a few. Our customers have included the likes of BASF, BP, the global bank BBVA, and DARPA, which is the innovation arm of the Department of Defense, and, of course, Andretti Autosport.

Before getting into Zapata’s enterprise offering, I want to describe the basics of generative AI for anybody who has yet to sample a product like ChatGPT.

Generative AI technology is a huge step forward compared to “traditional” AI. At a simple level, traditional AI answers a specific question or performs a relatively simple, or straightforward discriminative task.

Generative AI, however, uses machine learning to generate what is, in effect, a new, original output or product. It will synthesize various inputs to distill and produce an original, creative output that is not just a regurgitation of the data it was trained on.

For example, in a matter of seconds, it can draft a multi-paragraph answer to explain a concept with varying degrees of specificity depending on how the question was asked. Compare this to a search engine like Google simply pointing you to various sources, from which you would then have to synthesize and distill the information yourself.

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This works well enough—most of the time. But as we all know, what seems like a simple inquiry can sometimes consume more time than any of us would like.

While society has seen rapid growth in and awareness of generative AI among the general public due to applications like ChatGPT, it is essential to note that for Zapata, this is not an “overnight thing.” Since our first generative AI patent filing in 2018, Zapata has been, in effect, in a dead heat with its competitors in terms of the number of quantum-inspired AI patent applications on file. A 2021 insight report from the European Patent Office with a breakdown for most active applicants related to quantum computing and artificial intelligence /machine learning showed Zapata had nearly twice as many international patent application filings as Meta or Google that year.

We have over 100 global patents and patent applications, covering various algorithms, use cases, and supporting software and hardware. We believe there isn’t any startup or other company out there that’s a pure play in this category, and none are in the process of going public aside from Zapata.

One of the most important takeaways I want to leave you with is this: the applicability of industrial generative AI technology is truly vast.

I say this because companies across the globe — and sectors — recognize this trend and are racing to find the “killer app” for industrial generative AI. Executive decision-makers are eager to know how to leverage this technology to improve their businesses.

This is evidenced by a Gartner Poll from this past May that revealed that 45% of executives have noted that the deployment of ChatGPT merely six months earlier had prompted an increase in AI investment. More than 70% are actually in generative AI “exploration mode” already.

We are experiencing this momentum every day at Zapata. As awareness and the popularity of Generative AI have drastically increased in the past few months, there has simultaneously been a significant increase in interest from — and conversations with — current and potential future customers.

All that said, there are still several significant challenges with scaling up and commercializing generative AI “as is” today. From where we stand, it appears that Big Tech has, to this date, been focused on one-size-fits-all generative AI models that are trained on the entire internet and on general data. This means tremendous applicability in a consumer setting, but we don’t think it can really work in most business settings — at least not the way this technology is structured today:

•

For one, the potential for errors and inaccuracies is too high, which is unacceptable in many business contexts. For example, recent research found that GPT-4, the more powerful model behind the paid version of ChatGPT, has seen its mathematical accuracy drop from 97.6% in March to 2.4% in June[2].

[2]	https://www.zdnet.com/article/gpt-4-is-getting-significantly-dumber-over-time-according-to-a-study/

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•

Secondly, the costs can be enormous when you factor in how much compute time and resources are required to run and train large generative models. For example, a model like GPT-3 costs around $4.6 million to train on the cheapest available compute[3], and the more powerful GPT-4 likely costs significantly more than that.

•	There are also legitimate issues around privacy and security, monitoring, ethics, and so on. Samsung, for instance, has banned staff from using ChatGPT after a leak of sensitive data[4].

Said differently, we believe businesses do not need massive, costly, inefficient generative AI models trained on the internet to do very specific, customized applications. They do not want general-purpose models with unreliable outputs for their domain-specific problems. They also do not — by and large — want to be locked into a single vendor’s compute and cloud choices.

Rather, we believe enterprises want to keep their own data and their own models… they want to run these models on their own clouds and with their own security measures. They don’t want to worry that a Big Tech generative model trained on their private data and IP will expose this sensitive information or have it used against them by competitors. They want complete control over their generative AI applications, data, and models.

This is where Zapata’s value proposition really comes into play. Put simply, we have developed a suite of custom industrial generative AI solutions that can harness the power of language and numerical models for critical, sensitive industrial-grade applications. Our solutions are fine-tuned for our customers’ domain-specific problems, optimized for cost, benchmarked to the highest level of accuracy and business impact possible, and run securely in our customers’ own environments.

So, with that said, let’s dive a little deeper into our technology to demonstrate its advantages for generative AI.

Our technology is derived from math-inspired quantum physics. And if you’re thinking, “You mean, like electrons and photons and things like that?” — you would be correct. The hard part is turning that discipline of physics into useful technology. Fortunately, our work in this area has many transferable and positive implications for generative AI.

Being experts at quantum math —another one of Zapata’s differentiators given the robust staff of PhDs and physicists we employ — allows us to enhance key, desirable qualities of generative models. Namely, quantum statistics can enhance generative models’ ability to generalize — or extrapolate missing information and generate new, high-quality information — as well as their ability to generate a more varied range of solutions. This is called “expressibility”.

[3]	https://lambdalabs.com/blog/demystifying-gpt-3
[4]	https://www.bloomberg.com/news/articles/2023-05-02/samsung-bans-chatgpt-and-other-generative-ai-use-by-staff-after-leak#xj4y7vzkg

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We recently demonstrated the advantages of quantum math for generative AI in research published with Foxconn, Insilico Medicine, and the University of Toronto — with significant implications for drug discovery. Our research showed that generative models enhanced with quantum components generated more desirable drug-like molecules than those generated by traditional generative models.

Our technology is also efficient. Large language models, as the name suggests, are huge. This means they can use many computer processing resources — typically powered by Graphics Processing Unit chips, or GPUs as they are commonly called. These specialized chips are required to train and run models with the size and complexity of LLMs. And with GPUs comes high costs and large carbon footprints.

We believe we have the largest language model compressed with quantum-inspired algorithms, and this ultimately means that Zapata will be able to deliver high-quality and significantly more cost effective and environmentally friendly products and solutions.

Another very important factor is speed. A good example of an application that we can speed up is what’s called a Monte Carlo simulation. This is a type of model used to predict the probability of a variety of outcomes when the potential for random variables is present. It can be used across a variety of fields — examples include in finance to assess risks associated with an investment; and in project planning to arrive at informed views on the probability of completing a project within a certain timeframe.

At Zapata, we have demonstrated an example whereby we ran very complex scenarios on both our technology and via a traditional Monte Carlo simulation. As part of our testing, we determined that our approach was 8400X faster — with the Zapata method arriving at a solution in three seconds versus the seven hours it took using the Monte Carlo model. We have found that the quantum inspired method is thousands of times faster and it is also more accurate.

We understand this can be a challenging topic for many to fully understand and process, so let’s turn to some real-world examples of where this technology can be used.

As touched on earlier, the origin of our relationship with Andretti Acquisition Corp is the strong partnership Zapata has had with Andretti Autosport for the past two seasons. There is no better or more exciting way to provide an example of real-world applicability than this unique and, frankly, fun case study, so here it goes.

As any motorsports enthusiast knows, race cars are incredibly technologically advanced, and data is critical to performance. Races are often won or lost — sometimes by just milliseconds — based on strategy, and strategy relies on data.

An INDYCAR is outfitted with many sensors that gather real-time data, including factors critical to performance. However, not everything important to performance can be measured in real-time with sensors while a car moves around a racetrack at speeds exceeding 200 miles per hour.

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One such example of helpful information that cannot be measured via sensors is the slip angle of a car, which describes where the car is slipping while the car is lapping the track. This is important to understand how fast the vehicle will go around a given track and certain aspects such as tires may perform as a result.

When the vehicle turns left, the car wants to go to the right because of the centrifugal force, which is extremely pronounced at high speeds. And other factors like downforce and the shock absorbers also alter the slip angle of the tires. The exact degrees of these various forces and how they evolve over a tire cycle impact tire performance, and thus impact lap time over that period.

Knowing exactly how the tires are performing or how the slip angle is affecting the speed with sensors in real-time is impossible, but being able to accurately predict the slip angle with generative modeling could inform the team when the optimal time is to make a pit stop to change the tires, for example — and if there are adjustments to the car’s set-up that can be made to potentially improve tire performance and lap speed.

With Zapata’s industrial generative AI offering, we are working to generate virtual sensors that gather this critical data that is otherwise unattainable in real-time, race-day conditions.

Andretti Autosport’s team has collected terabytes of data over twenty years, and using generative models, the Zapata platform is working to accurately model the performance of the vehicle.

In fact, when reviewing the data, the Andretti and Zapata teams have found that there is hardly any difference between the Zapata-predicted data – also known as synthetic data — and the actual performance data from the cars – with a less than 1% difference between the synthetic data from the generative model and the real data gathered. As you might imagine, the potential competitive edge allowed by having more accurate predictive models is most certainly game-changing.

Zapata’s technology can also be used to suggest new solutions to industrial optimization problems, particularly when making complex industrial processes more efficient. Our proprietary technique, which we call Generator Enhanced Optimization, or GEO, uses generative models to learn the distributions of possible solutions and then propose better solutions.

These generative models can use traditional computing — or what we call “classical computing” — quantum computing, or quantum-inspired architectures, thus providing a way to solve problems today with traditional and quantum-inspired computing and take advantage of the potential benefits of quantum approaches as quantum hardware matures.

A helpful example of this in practice can be found in manufacturing plant optimization and the work we’ve done with BMW and MIT.

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Automotive manufacturing is incredibly complex, with hundreds of parts from various suppliers, skilled labor trained to perform specific functions, and various union and labor laws that dictate when and how much employees can work. Given these multiple inputs that all need to be synced together, inefficiencies and lost productivity can quickly become a severe problem. Because of this, finding the most efficient worker schedules to achieve production targets while minimizing idle hours is imperative for plant managers.

By partnering with BMW and MIT and deploying our GEO framework on our Orquestra platform across multiple BMW plants, we found that in 71% of cases, our algorithms could tie or outperform their existing state-of-the-art optimization algorithms, demonstrating that we can help them optimize their scheduling.

As touched on earlier, we already work with — or have worked with — several very large and well-known companies across the automotive, chemicals, and finance industries, to name a few. To elaborate on the market and our go-to-market strategy, I’d like to now turn the call over to Mick Emmett, VP, Marketing & Communications. Please go ahead, Mick.

Mick Emmett, VP, Marketing & Communications, Zapata AI

Thank you, Christopher.

When evaluating the market, it is imperative, we believe, to understand the potential benefit from generative AI in estimated dollar terms. The total addressable market for generative AI use cases and their adjacencies is expected to be $1.3 trillion by 2032, which includes a potential serviceable obtainable market of $280 billion in generative AI software and $86 billion in generative AI IT services. Even if off by an order of magnitude, this still represents a HUGE Total Addressable Market – or TAM, and serviceable obtainable market – or SOM.

So, within that context, how will Zapata AI grow its business?

We have two primary sales channels — a direct channel, where we approach companies with C-level relationships – and through a partner ecosystem.

Today, we have a global salesforce in the U.S., Europe, and Asia, but we cannot be in the market speaking to every company – that would be impossible. As such, we have partnered with companies such as Microsoft Azure, IBM, and Nvidia, to name a few, as well as a top-5 global consultancy company to amplify our reach.

In our view, the business model and how we generate revenues is straightforward. We sell our product as a bundled subscription of software and the scientific and engineering expertise and support necessary to build applications. If we can demonstrate the value of our technology, we convert these engagements into multi-year, multi-million-dollar contracts through a subscription model.

We believe Zapata has credible industry and academic backing. You will see us at many academic and industrial conferences, discussing how we build our brand through various customer success stories. That said, given how hot the generative AI niche is, we must be prepared for this to be a competitive environment.

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Turning to the Zapata team: we are proud of the people driving Zapata forward. Even before our proposed business combination came into being, we had — and currently have — a public-ready board comprised of operators and people with rich histories in the enterprise software industry.

Some notable individuals include:

•	Jeff Huber, founding CEO of GRAIL and former SVP of Google Ads, Apps and Maps

•	Clark Golestani, the former Global CIO at Merck

•	Rhonda Germany Ballintyn, former Chief Marketing Officer and Chief Strategy Officer of Honeywell

•	Dana Jones, CEO of RealPage and the former CEO at Sparta Systems, a life sciences-focused next gen Software as a Service company that sold to Honeywell a few years ago

To conclude, we believe Zapata is a pure-play company within the burgeoning and transformational industrial generative AI technology space.

Through the proposed business combination with Andretti Acquisition Corp., we can become what we believe would be the first publicly traded, pure-play, industrial generative AI company. In a large and rapidly growing total addressable market, we have proprietary, industrial generative AI techniques and algorithms that we believe are at the leading edge of these new frontiers. Based on our data, we have determined that they are capable of demonstrating a 10X to 1000X improvement in modeling performance, and Zapata brings its proprietary, full-stack software platform to deliver these solutions.

We believe we have substantial near-term enterprise revenue opportunities with large language models and other models in AI simulation and optimization and a pioneering, founder-led, and visionary management team and board with a track record of execution.

With that said, I would now like to turn the call over to Matt Brown, President & CFO of Andretti Acquisition Corp., to provide a brief high-level overview of the transaction. Matt, please go ahead.

Matt Brown, President & Chief Financial Officer, Andretti Acquisition Corp.

Thank you, Mick.

The transaction we are announcing today values Zapata at an implied pre-money equity value of $200 million, with existing Zapata shareholders set to roll over 100% of their equity into the combined entity. Andretti Acquisition Corp.’s sponsors and certain investors that own or have the right to receive founder shares will own a combined 5.8 million shares or an implied value of approximately $58 million. Andretti Acquisition Corp’s current public shareholders will own the remaining outstanding shares with the amount depending on the level of redemptions.

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Andretti Acquisition Corp today has approximately $84 million in cash in trust at a $10.66 per share price, or approximately 7.9 million shares. Putting this all together, the pro forma equity value of the combined company is expected to be between $281 million and $365 million depending on the level of redemptions. We expect to incur approximately $12 million in transaction-related expenses.

Lastly, we expect the transaction to close in the first quarter of 2024, with various factors outside of our control, such as the timing of the SEC review and approval process.

All of us at Andretti Acquisition Corp. and Zapata are excited to bring this transaction to market, and we would like to thank you for your time today.

We hope that you follow us along our journey in the coming months. Have a great day.

Operator

Thank you, you may now disconnect.

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